EXHIBIT 2
Execution Copy

SUPPORT AGREEMENT

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(continued)

Page
ARTICLE 7 MUTUAL COVENANTS	23
7.1 Co-operation and Assistance	23
ARTICLE 8 TERMINATION, AMENDMENT AND WAIVER	24
8.1 Termination	24
8.2 Amendment	25
8.3 Waiver	26
8.4 Effect of Termination	26
8.5 Termination Payment Event	26
8.6 Liquidated Damages	26
8.7 Remedies	27
ARTICLE 9 ACQUISITION PROPOSALS	27
9.1 Notification of Acquisition Proposals	27
9.2 Changes in Recommendation	27
9.3 Right to Match	28
ARTICLE 10 GENERAL PROVISIONS	29
10.1 Further Assurances	29
10.2 Notification of Certain Matters	29
10.3 Confidentiality	29
10.4 Expenses	30
10.5 Notices	30
10.6 Severability	31
10.7 Entire Agreement	31
10.8 Assignment	31
10.9 Governing Law	32
10.10 Attornment	32
10.11 Counterparts	32
10.12 Fiduciary Duties of Directors	32
10.13 Language	33
SCHEDULE A CONDITIONS TO THE OFFER	1
SCHEDULE B REQUIRED REGULATORY APPROVALS	1
SCHEDULE C REPRESENTATIONS AND WARRANTIES OF THE OFFEROR	1

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(continued)

Page
SCHEDULE D REPRESENTATIONS AND WARRANTIES OF THE CORPORATION	1
SCHEDULE E VALUATION	1

-iii-

SUPPORT AGREEMENT
THIS SUPPORT AGREEMENT made the 16th day of March 2010 (this “Agreement”),

BETWEEN:	7293411 CANADA INC., a corporation incorporated under the laws of Canada,

(the “Offeror”)

- and -

OPTIMAL GROUP INC., a corporation incorporated under the laws of Canada,

(the “Corporation”)
RECITALS:
WHEREAS the Offeror, directly or through a wholly-owned direct or indirect subsidiary, wishes to make an offer by way of take-over bid to the shareholders of the Corporation (the “Shareholders”) to purchase all of the outstanding Class “A” shares of the Corporation (the “Shares”), including Shares issuable upon the conversion, exchange or exercise of Options and Warrants, and has agreed with the Corporation to make such offer, all on and subject to the terms and conditions of this Agreement (as defined herein).
AND WHEREAS the board of directors of the Corporation (the “Board of Directors”), after consulting with its legal and financial advisors and receiving (i) an opinion from its financial advisor (the “Fairness Opinion”) to the effect that, subject to certain assumptions or qualifications, the consideration to be received pursuant to the offer to be made by the Offeror is fair, from a financial point of view, to all the Shareholders (other than the Offeror and related persons), (ii) the Valuation (as defined herein), and (iii) the recommendations from its special committee of directors established to, among other things, consider strategic alternatives for the Corporation; has determined that it would be advisable and in the best interests of the Corporation to cooperate with the Offeror to support the offer to acquire the Shares and to recommend in the Directors’ Circular (as defined herein) to be prepared in connection with the Offer (as defined herein) that all Shareholders tender their Shares to the offer, all on and subject to the terms and conditions of this Agreement (as defined herein).
NOW THEREFORE THIS AGREEMENT WITNESSES THAT in consideration of the covenants and agreements herein contained and other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged), the preamble and Recitals (as defined herein) hereto forming an integral part thereof, the parties hereto covenant and agree as follows:

ARTICLE 1
INTERPRETATION
1.1 Definitions
In this Agreement, unless the context otherwise requires:
“Acquisition Proposal” means any proposal or offer (whether binding or not) made by any Person other than the Offeror (or any affiliate of the Offeror or any Person acting jointly and/or in concert with the Offeror or any affiliate of the Offeror) relating to, in a single transaction or a series of related transactions: (i) any acquisition or purchase, direct or indirect, of assets (or any lease, long term supply agreement or other arrangement having the same economic effect as a material sale of assets) representing 20% or more of the consolidated assets or contributing 20% or more of the consolidated revenue of the Corporation and its subsidiaries or 20% or more of the voting or equity securities of the Corporation or any subsidiary (or rights or interests therein or thereto) whose assets or revenues, individually or in the aggregate, constitute 20% or more of the consolidated assets or consolidated revenue, as applicable, of the Corporation; (ii) any take-over bid, tender offer or exchange offer that, if consummated, would result in such person or group of persons beneficially owning 20% or more of any class of voting or equity securities of the Corporation, or any subsidiary thereof whose assets or revenues, individually or in the aggregate, constitute 20% or more of the consolidated assets or consolidated revenue, as applicable, of the Corporation; (iii) a plan of arrangement, merger, amalgamation, consolidation, share exchange, business combination, reorganization, recapitalization, liquidation, dissolution or other similar transaction involving the Corporation or any subsidiary whose assets or revenues, individually or in the aggregate, constitute 20% or more of the consolidated assets or revenue, as applicable, of the Corporation; or (iv) any modification or proposed modification of any of the foregoing;
“affiliate” has the meaning that would be given to such term in the Securities Act if the word “company” were changed to “Person” (as defined herein);
“Agreement” or “Support Agreement” means this support agreement entered into between the Offeror and the Corporation, as may be amended or restated from time to time in accordance with the terms hereof;
“AMF” means the Autorité des marchés financiers;
“associate” has the meaning ascribed thereto in the Securities Act;
“Board of Directors” has the meaning ascribed thereto in the Recitals;
“business day” means any day on which banks in Montréal, Québec, are open for business;
“CBCA” means the Canada Business Corporations Act;
“Corporation” has the meaning ascribed thereto in the Recitals;

“Corporation Balance Sheet” has the meaning ascribed thereto in Section 11 of Schedule D;
“Corporation Plan” means, collectively, all employment agreements, health, welfare, bonus, deferred compensation, stock purchase, stock compensation, disability, pension or retirement plans and other employee compensation or benefit plans, policies or arrangements which are maintained by or binding upon the Corporation or any of its subsidiaries;
“Corporation Public Disclosure Record” means all documents publicly filed by the Corporation on the SEC’s EDGAR database;
“Compulsory Acquisition” has the meaning ascribed thereto in Section 2.5;
“Depositary” means the depositary to be chosen by the Offeror with the consent of the Corporation, acting reasonably, to receive the letters of transmittal and disburse the consideration payable to Shareholders, being a corporation organized and existing under the laws of Canada and authorized to carry on the business of a trust company in Canada;
“Directors’ Circular” means a directors’ circular prepared in accordance with Rule 14d-9 and Rule 14-2 under the Exchange Act, the CBCA and other applicable Laws containing, among other things: (A) the recommendation of the Board of Directors (excluding any director who abstained from voting due to conflict of interest) that all Shareholders accept the Offer; (B) a copy of the Fairness Opinion, and (C) the Valuation;
“Disclosure Letter” means the letter dated the date hereof from the Corporation to the Offeror containing certain disclosures which are delivered concurrently with this Agreement;
“Effective Date” means the date on which the Offeror first takes up any Shares deposited to the Offer, by way of notice thereof given to the Depositary;
“Effective Time” means 12:01 a.m. on the Effective Date;
“Encumbrances” means pledges, liens, charges, security interests, leases, title retention agreements, mortgages, restrictions, hypothecs, easements, rights-of-way, exceptions, reservations, rights of non-competition, privileges, title defects, options or adverse claims or encumbrances of any kind or character whatsoever;
“Environment” means the environment or natural environment as defined in any Environmental Law and includes air, soil, land surface or subsurface strata, surface water (including navigable water and ocean water), ground water, drinking water supply, stream sediments, air enclosed in a building and any sewer or water system, and the environment in the workplace;
“Environmental Laws” means all applicable Laws, including applicable policies, directions and guidelines of any Governmental Entity which, although not actually having the force of law, are considered by such Governmental Entity as requiring compliance as if having the force of law, relating to the Environment, environmental assessment, health, occupational health and safety, protection of any form of plant or animal life, and the transportation of dangerous goods, contaminants, wastes, Hazardous Material and toxic substances;
“Exchange” means the Nasdaq Market;
“Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder;
“Expiry Date” means the Initial Expiry Date or any subsequent date set out in any notice of the Offeror extending the period under which Shares may be deposited under the Offer, provided that, if such day is not a business day, then the Expiry Date shall be the next business day;
“Expiry Time” means 12:01 a.m. (Montréal time) on the Expiry Date or such other time as may be agreed to by the Parties in writing;
“Fairness Opinion” has the meaning ascribed thereto in the Recitals;
“fully diluted basis” means, with respect to the number of Shares at any time, as the case may be, such number of outstanding Shares as would be outstanding calculated assuming that all outstanding rights to purchase Shares, if any, are exercised;
“GAAP” means generally accepted accounting principles in the United States;
“Governmental Entity” means: (a) any multinational, federal, provincial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, commissioner, board, bureau or agency, domestic or foreign; (b) any subdivision, agent, commission, commissioner, board, or authority of any of the foregoing; (c) any self-regulatory authority, including the Exchange; or (d) any quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing;
“Hazardous Material” means any substance, material or waste which is regulated by, or forms the basis of liability under any Environmental Laws, including any material or substance which is defined as a “solid waste”, “hazardous waste”, “hazardous material”, “residual hazardous material”, “hazardous substance”, “dangerous good”, “extremely hazardous waste”, “restricted hazardous waste”, “pollutant”, “contaminant”, “hazardous constituent”, “special waste”, “toxic substance” or other similar term or phrase under any Environmental Laws, or petroleum or any fraction or by-product thereof, asbestos, substances used for dry-cleaning and the waste and breakdown products thereof, polychlorinated biphenyls (PCBs) or any radioactive substance;
“Initial Expiry Date” means the 45th day after the date that the Offer is commenced within the meaning of MI 62-104 and Rule 14d-2 under the Exchange Act, provided that, if such day is not a business day, then the Initial Expiry Date shall be the next business day;

“Intellectual Property” means all:
(a)	copyrights, whether registered or not;

(b)	trade-marks, designs, logos, indicia, distinguishing guises, trade dress, trade names, business names, whether registered or not, and all goodwill associated with the foregoing;

(c)	patents and inventions and applications therefor and patents which may be issued from current applications (including divisions, reissues, renewals, re-examinations, continuations, continuations-in-part and extensions) applied for or registered;

(d)	trade secrets and confidential information; and

(e)	industrial designs;
“in-the-money” means, in respect of the Options or Warrants, such of them as have an exercise price per Share less than $2.40;
“Laws” means all laws (including common law and civil law), by-laws, statutes, rules, regulations, principles of law, Orders, ordinances, judgments, published guidelines, treaties, decrees or other requirements, whether domestic or foreign, and the terms and conditions of any grant of approval, permission, authority, permit or license of or from any Governmental Entity (including the AMF, the SEC and the Exchange) and the term “applicable” with respect to such Laws and in a context that refers to one or more Parties, means such Laws as are applicable to such Party or its business, undertaking, property or securities and emanate from a Person having jurisdiction over the Party or Parties or its or their business, undertaking, property or securities;
“Liabilities” means any and all debts, liabilities, responsibilities, obligations, duties, commitments, claims, demands, complaints, actions, applications, suits, Orders and charges of any nature whatsoever, whether known or unknown, accrued, absolute, contingent or otherwise, including those arising under any Laws, those arising under any Material Contract, agreement, commitment, instrument, permit, license or other undertaking and those arising as a result of any act or omission;
“Loan Agreement” has the meaning ascribed thereto in Section 4 of Schedule C;
“Material Adverse Effect” means a change, effect, event, circumstance, fact or occurrence that is material and adverse to the financial condition, business, affairs, properties, assets, liabilities, operations or the results of operation of the Corporation and its subsidiaries, taken as a whole, or prevents or materially delays the Offeror from consummating the transactions contemplated in this Agreement, except any such effect resulting from or arising in connection with: (a) any adoption, proposal, implementation or change in applicable Law or any interpretation thereof by any Governmental Entity or in GAAP; (b) any change in global, national or regional political conditions (including the outbreak of war or acts of terrorism) or in general economic, business, regulatory, political or market conditions or in national or global financial or capital markets; (c) any natural disaster; (d) any change in the market trading price or trading volume of the Shares (it being understood that causes underlying and other facts relating to such change may be taken into account in determining whether a Material Adverse Effect has occurred); (e) any failure by the Corporation to meet any forecasts, projections or earnings guidance or expectations provided or released by the Corporation or equity analysts, for any period (it being understood that causes underlying and other facts relating to such change may be taken into account in determining whether a Material Adverse Effect has occurred); (f) the announcement of this Agreement or any transactions contemplated herein or other communication by the Offeror or any of its Affiliates of its plans intentions with respect to the business of the Corporation or any of its subsidiaries, or compliance with the terms of this Agreement or the consummation of the transactions contemplated hereby, including any effect on distributors or suppliers or their respective relationships with the Corporation or any of its subsidiaries, or otherwise contemplated by or arising as a result of the terms of this Agreement; or (g) the inclusion of a going concern note in the Corporation’s financial statements; provided, however, that with respect to clauses (b) and (c), such matter does not have a materially disproportionate effect on the Corporation, taken as a whole, relative to other comparable companies and entities operating in the industries in which the Corporation operates;
“Material Contracts” has the meaning ascribed thereto in Section 18 of Schedule D;
“MI 61-101” means Multilateral Instrument 61-101-Protection of Minority Security Holders in Special Transactions, as amended or replaced from time to time;
“MI 62-104” means Multilateral Instrument 62-104 – Take-Over Bids and Issuer Bids, as amended or replaced from time to time;
“Minimum Tender Condition” has the meaning ascribed thereto in Schedule A;
“Misrepresentation” has the meaning ascribed thereto in the Securities Act;
“Offer” means the offer to be made by the Offeror by way of a take-over bid for all of the outstanding Shares, at an offer price of $2.40 per Share. The term “Offer” shall include any amendments to, or extensions of, such offer made in accordance with the terms of this Agreement, including any permitted removal or waiver of any condition or extension of the date by which Shares may be deposited;
“Offer Deadline” has the meaning ascribed thereto in Subsection 2.1(a);
“Offer Documents” has the meaning ascribed thereto in Subsection 2.1(d);
“Offering Circular” means the offer to purchase and accompanying take-over bid circular of the Offeror to be provided to the Shareholders in respect of the Offer;
“Offered Consideration” has the meaning ascribed thereto in Subsection 2.1(a);
“Offeror” has the meaning ascribed thereto in the Recitals;
“Options” means options to purchase Shares under the Stock Option Plan;

“Order” means any order, judgment, injunction, award, decree or writ of any Governmental Entity;
“Parties” means the Corporation and the Offeror, and “Party” means any one of them;
“Permitted Encumbrances” means (a) Encumbrances for Taxes and assessments not yet due and payable and Encumbrances for Taxes that are delinquent that are being contested in good faith by appropriate proceedings and for which the Corporation has made adequate provision in accordance with GAAP; (b) inchoate mechanics’ and materialmen’s Encumbrances for construction in progress arising in the ordinary course of business; (c) such other imperfections or irregularities of title or Encumbrances that do not materially affect the use of the properties or assets subject thereto or affected thereby or otherwise materially impair business operations at such properties; (d) rights reserved to or vested in any Governmental Entity by the terms of any lease, license, franchise, grant or permit, or by any statutory provision, to terminate the same, to take action which results in an expropriation or condemnation, or to require annual or other payments as a condition to the continuance thereof; (e) deposits of cash or securities in connection with any appeal, review or contestation of any Encumbrance or any matter giving rise to any Encumbrance described in (a) or (c) above and for which adequate reserves have been provided for in the books of the Corporation in accordance with GAAP; (f) the provisions of applicable Law including zoning, land use and building restrictions, by-laws, regulations and ordinances of federal, state, provincial, municipal or other governmental bodies or regulatory authorities, including municipal by-laws and regulations, airport zoning regulations, restrictive covenants and other land use limitations, public or private, by-laws and regulations and other similar Encumbrances or privileges in respect of real property which in the aggregate do not materially impair the use of such property by such person in the operation of its business, and which are not violated in any material respect by existing or proposed structures or land use; (g) permits, reservations, water course, right of access or user licenses, easements, rights of way, restrictions, building schemes, licenses, restrictive covenants and servitudes, rights of access or use, airport zoning regulations and other similar rights in land (including licenses, easements, rights of way, servitudes and rights in the nature of easements for walkways, sidewalks, public ways, sewers, drains, gas, soil, steam and water mains or pipelines, electrical lights and power, telephone, television and cable conduits, poles, wires or cables) granted to, reserved or taken by any person which would not materially impair the use of real property to which they related, and any rights reserved or vested by any Governmental Entity or public or private utility or railway company by the terms of any lease, licence, franchise, grant, agreement or permit, subdivision, development, servicing, encroachment, site plan or other similar agreement with any Governmental Entity or public or private utility or railway company that would not materially impair the use of the real property to which they relate; (h) security given to a public utility or any Governmental Entity, when required by such utility or Governmental Entity in connection with the operations of such person, in the ordinary course of business consistent with past practice; (i) the reservations, limitations, provisos and conditions, if any, expressed in the original grant from the Crown, including the reservation for mines and minerals in the Crown or in any other person; (j) encroachments by any real property over adjoining lands or easements, or rights of way and encroachments over any real property by improvements of adjoining land owners or agreements relating to any of the foregoing; and (k) guest rental license arrangements, residency agreements and customer contracts and all other leases, agreements to lease, agreements in the nature of a lease and occupancy agreement;
“Person” includes an individual, sole proprietorship, partnership, limited partnership, association, corporation, company, limited liability company, unincorporated association, unincorporated syndicate or organization, trust, body corporate, joint venture, business organization, trustee, patrimony by appropriate, executor, administrator, legal representative, government (including any Governmental Entity) or any other entity, whether or not having legal status;
“Required Regulatory Approvals” means sanctions, rulings, consents, Orders, exemptions, permits, licences, authorizations and other approvals (including the lapse, without objection, of a prescribed time under a statute or regulation that states that a transaction may be implemented if a prescribed time lapses following the giving of notice without an objection being made) of any Governmental Entity required in connection with the commencement of the Offer or the consummation of the Offer, as set out in Schedule B;
“Schedule TO” means the Tender Offer Statement on Schedule TO relating to the Offer, including the information therein required by Schedule 13E-3;
“Schedule 14D-9” means the Solicitation/Recommendation Statement on Schedule 14D-9 relating to the Offer;
“SEC” means the U.S. Securities and Exchange Commission;
“Securities Act” means the Securities Act (Québec), and the rules and regulations made thereunder, and published policies in respect thereof, as now in effect and as they may be promulgated, published or amended from time to time;
“Securities Laws” has the meaning ascribed thereto in Subsection 2.1(d);
“Settlement Agreement” means the settlement agreement, dated March 16, 2010, among the Offeror, Holden L. Ostrin, Neil Wechsler and Gary Wechsler, and with the Corporation intervening;
“Shares” has the meaning ascribed thereto in the Recitals;
“Shareholders” has the meaning ascribed thereto in the Recitals;
“Stock Option Plan” means the stock option incentive plan maintained by the Corporation;
“Subsequent Acquisition Transaction” means any proposed arrangement, amalgamation, merger, reorganization, consolidation, recapitalization or other transaction involving the Corporation and/or its subsidiaries and the Offeror or an affiliate of the Offeror which, if successfully completed, will result in the Offeror owning, directly or indirectly, all of the Shares and/or all of the assets of the Corporation;

“subsidiary” has the meaning ascribed thereto in National Instrument 45-106 – Prospectus and Registration Exemptions, as amended or replaced from time to time;
“Superior Proposal” means an Acquisition Proposal made by a third party to the Corporation in writing after the date hereof that the Board of Directors determines in good faith, after consultation with its financial and legal advisors, is more favourable to Shareholders from a financial point of view than the Offer, taking into account the form and amount of consideration, the likelihood and timing of completion and the other terms thereof; provided, however, that for the purpose of this definition, “Acquisition Proposal” will have the meaning set forth above, except that the references to “20% or more” will be deemed to be references to “a majority of”;
“Tax Act” means the Income Tax Act (Canada) and the regulations thereunder, as amended;
“Taxes” includes any and all taxes, duties, fees, premiums, assessments, imposts, levies and other charges of any kind whatsoever imposed by any Governmental Entity, including all interest, penalties, fines, additions to tax or other additional amounts imposed by any Governmental Entity in respect thereof, and including those levied on, or measured by, or referred to as, income, gross receipts, profits, alternative or add-on minimum taxes, capital, transfer, land transfer, sales, goods and services, harmonized sales, use, value-added, excise, stamp, withholding or similar taxes, business, franchising, property, development, occupancy, employer health, payroll, employment, health, social services, education and social security taxes, all surtaxes, all customs duties and import and export taxes, countervail and anti-dumping duties, all license, franchise and registration fees and all employment insurance, health insurance in Canada, Québec and in the States of New York and California, and other government pension plan premiums or contributions;
“Tax Returns” includes all returns, reports, declarations, elections, notices, filings, forms, statements and other documents (whether in tangible, electronic or other form) and including any amendments, schedules, attachments, supplements, appendices and exhibits thereto, made, prepared, filed or required to be made, prepared or filed by law in respect of Taxes;
“Termination Payment” means an amount equal to $500,000;
“Termination Payment Event” has the meaning ascribed thereto in Section 8.5;
“Third Party Authorizations” means approvals, licences, permits, consents, authorizations or registrations required or issued by any Governmental Entity, or by any material third party;
“Valuation” means the formal valuation of the Shares prepared by PricewaterhouseCoopers LLP as required by MI 61-101 and attached to this Agreement as Schedule E; and
“Warrants” means warrants to purchase Shares.

1.2 Interpretation Not Affected by Headings
The division of this Agreement into Articles, Sections, Subsections and Paragraphs and the insertion of headings are for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement. Unless the contrary intention appears, references in this Agreement to an Article, Section, Subsection, Paragraph or Schedule by number or letter or both refer to the Article, Section, Subsection, Paragraph or Schedule, respectively, bearing that designation in this Agreement.
1.3 Number and Gender
In this Agreement, unless the contrary intention appears, words importing the singular include the plural and vice versa, and words importing gender include all genders.
1.4 Date for Any Action
If the date on which any action is required to be taken hereunder by a Party is not a business day, such action shall be required to be taken on the next succeeding day which is a business day.
1.5 Time References
In this Agreement, except as otherwise specified, any references to time are to local Montréal time.
1.6 Currency
Unless otherwise stated, all references in this Agreement to sums of money are expressed in lawful money of the United States.
1.7 Accounting Matters
Unless otherwise stated, all accounting terms used in this Agreement in respect of the Corporation shall have the meanings attributable thereto under GAAP and all determinations of an accounting nature in respect of the Corporation required to be made shall be made in a manner consistent with GAAP and past practice.
1.8 Interpretation
Where the word “including” or “includes” is used in this Agreement, it means “including (or includes) without limitation”. Where the expressions “transactions contemplated by this Agreement”, “transactions contemplated hereby” and similar expressions are used in this Agreement, they include the transactions contemplated by the Offer, any Compulsory Acquisition or Subsequent Acquisition Transaction.
1.9 No Strict Construction
The language used in this Agreement is the language chosen by the Parties to express their mutual intent, and no rule of strict construction shall be applied against any Party.

1.10 Time
Time is of the essence in the performance of the Parties’ respective obligations.
1.11 Subsidiaries
To the extent any representations, warranties, covenants or agreements contained herein relate directly or indirectly, to a subsidiary of any Party, each such provision shall be construed as a covenant by such Party to cause (to the fullest extent to which it is legally capable) such subsidiary to perform the required action.
1.12 Statutory References
A reference to a statute includes all rules and regulations made pursuant to such statute and, unless otherwise specified, the provisions of any statute or regulation or rule which amends, supplements or supersedes any such statute or any such regulation or rule.
1.13 Schedules
The following Schedules are annexed to this Agreement and are incorporated by reference into this Agreement and form part hereof:

Schedule A	–	Conditions of the Offer
Schedule B	–	Required Regulatory Approvals
Schedule C	–	Representations and Warranties of the Offeror
Schedule D	–	Representations and Warranties of the Corporation
Schedule E	–	Valuation
ARTICLE 2
THE OFFER
2.1 Actions by Offeror
(a)	Subject to the terms and conditions set forth in this Agreement, the Offeror agrees to make the Offer at an offer price of $2.40 per Share paid in cash (the “Offered Consideration”) and to prepare and mail the Offer Documents to all Shareholders as soon as reasonably practicable after the date hereof and, in any event, not more than 10 business days after the date hereof (the “Offer Deadline”); provided, however, that if the mailing of the Offer Documents is delayed by reason of: (i) an injunction or order made by a court or regulatory authority of competent jurisdiction or (ii) the Offeror not having obtained any Required Regulatory Approval that is necessary to permit the Offeror to make the Offer; then, provided that such injunction or order is being contested or appealed or such Required Regulatory Approval is being actively sought, as applicable, the Offer Deadline shall be extended to the earlier of 12:01 a.m. on the day that is 60 days after the date hereof and 12:01 a.m. on the fifth business day following the date on which such injunction or order ceases to be in effect or such Required Regulatory Approval is obtained, or the Corporation supplies such necessary information, document or other assistance, as applicable. The Offer Deadline shall also be extended to allow for any cure period provided for under Section 2.1(f)(iv). In the event that all the conditions to the Offer have been satisfied or waived by the Offeror, the Offeror shall take up and pay for the Shares validly deposited under the Offer in accordance with the terms thereof (and not properly withdrawn) as soon as reasonably practicable, but in any event, not more than three days, after the Offeror becomes obligated by the terms of the Offer to take up the Shares deposited under the Offer.

(b)	The Offer shall not be subject to any conditions, other than the conditions set out in Schedule A.

(c)	The Offer shall be made in accordance with applicable Laws and shall be open for acceptance for a period of not less than 35 days or such longer minimum period as may be prescribed under applicable Laws, subject to the right of the Offeror to extend the period during which Shares may be deposited under the Offer in increments of not more than 15 days (i) to a maximum of 120 days from the date of mailing of the Offer in order to contest or appeal any injunction or order made by a court or regulatory authority of competent jurisdiction against the take-up and/or payment for the Shares tendered to the Offer, (ii) to a maximum of 120 days from the date of mailing of the Offer in order to seek any regulatory waiver, consent or approval which is necessary to permit the conditions to the Offer set forth in Schedule A hereto to be satisfied, or (iii) after having taken up all of the Shares tendered to the Offer, in order to permit other Shareholders to tender their Shares to the Offer. The Offeror shall use all commercially reasonable efforts to consummate the Offer as soon as possible, subject to the terms and conditions hereof and thereof.

(d)	The Offeror shall as soon as reasonably practicable prepare the Offering Circular and the related letter(s) of transmittal and notice(s) of guaranteed delivery and the Schedule TO (collectively, the “Offer Documents”) with respect to the Offer in both English and French and in compliance with the Securities Act, the Exchange Act and all other applicable provincial securities laws, rules and regulations thereunder in Canada and the United States (collectively, the “Securities Laws”). As soon as practicable on the date of commencement of the Offer, the Offeror shall file the Offer Documents with the SEC and the AMF and disseminate the Offer Documents to Shareholders in accordance with Rule 14d-4 of the Exchange Act. Prior to printing the Offer Documents, the Offeror shall provide the Corporation and its counsels with a reasonable opportunity to review and comment on the Offer Documents, and reasonable consideration shall be given to any comments made by the Corporation and its counsel, acting reasonably. The Offeror shall provide the Corporation with a final copy of the Offer Documents to be mailed to Shareholders prior to the mailing to Shareholders.

(e)	The Offeror may, in its sole discretion, and subject to applicable Securities Laws, modify or waive any term or condition of the Offer, including extensions to the period during which Shares may be deposited under the Offer, as permitted under Section 2.1(c), provided that the Offeror will not, without the prior written consent of the Corporation, (i) modify or waive the Minimum Tender Condition, (ii) decrease the Offered Consideration, (iii) change the form of the Offered Consideration (other than to add additional consideration or to increase the cash component), (iv) decrease the number of Shares sought under the Offer, (v) impose additional conditions to the Offer, or (vi) otherwise modify the Offer (or any terms or conditions thereof) in a manner that is adverse to the Corporation or the Shareholders (it being understood that any extension of the Offer beyond the Initial Expiry Date in accordance with Section 2.1(c) or a permitted waiver of any conditions thereto will not be considered to be adverse). For greater certainty, this Section 2.1(e) shall apply notwithstanding any provision of Schedule A.

(f)	Notwithstanding Section 2.1(a), the obligation of the Offeror to make the Offer and mail the Offer Documents to Shareholders is conditional on the prior satisfaction of the following conditions, all of which conditions are included for the sole benefit of the Offeror and any or all of which may be waived by the Offeror in whole or in part in its sole discretion and without prejudice to any other rights it may have under this Agreement or otherwise, and the foregoing conditions shall be deemed to be satisfied or waived upon the mailing of the Offer Documents:
(i)	this Agreement shall not have been terminated pursuant to Section 8.1;

(ii)	no change, effect, event, development, occurrence, set of circumstances or state of facts (other than one caused by the Offeror) shall have occurred that would render it impossible, for one or more of the conditions set out in Schedule A to be satisfied;

(iii)	no cease trade order, injunction or other prohibition by any Governmental Entity or under applicable Laws shall exist against the Offeror making the Offer, mailing the Offer Documents or taking up or paying for Shares deposited under the Offer; and

(iv)	the Corporation shall have respected, observed and performed its representations, warranties, covenants, obligations or other agreements contained in this Agreement (for representations, warranties, covenants or other agreements qualified as to materiality or as to Material Adverse Effect, in any respect, and for all other representations, warranties, covenants or other agreements, in any material respect), and other than with respect to any breach or failure of the representations and warranties to be true and correct or a breach of a covenant or obligation that is capable of being cured, is not cured by the date which is 15 days from the date of written notice thereof from the Offeror.
2.2 Preparation of Filings
(a)	Subject to the terms and conditions of this Agreement, the Offeror and the Corporation shall use their commercially reasonable efforts in good faith to take, or cause to be taken, all reasonable actions, including without limitation cooperation in the preparation of any application for Orders, registrations, Third Party Authorizations, filings, circulars and approvals and the preparation of any required documents reasonably deemed by the Parties to be necessary or desirable to discharge their respective obligations under applicable Laws in connection with this Agreement or the Offer. Without limiting the generality of the foregoing, the Corporation shall provide the Offeror with any information pertaining to the Corporation and its predecessors that is necessary or desirable for the completion of the Offering Circular by the Offeror, in compliance with applicable Securities Laws and shall provide the Offeror with such other assistance in the preparation of the Offering Circular as may be reasonably requested by the Offeror.

(b)	Each of the Corporation and the Offeror shall promptly notify the other if at any time before the Effective Date it becomes aware that the Offering Circular, the Directors’ Circular, the Schedule TO, the Schedule 14D-9, the Corporation Public Disclosure Record, an application for an Order, any registration, Third Party Authorization, circular or approval, registration statement or any other filing under applicable companies or corporations laws, Securities Laws or any other applicable Laws contains a Misrepresentation, or that an amendment or supplement to the Offering Circular, the Directors’ Circular, the Schedule TO, the Schedule 14D-9, the Corporation Public Disclosure Record, such application, registration, Third Party Authorization, circular, approval, registration statement or filing, is otherwise required, and the Parties shall cooperate in the preparation of the filing, and if necessary, mailing of any amendment or supplement to the Offering Circular, the Directors’ Circular, the Schedule TO, the Schedule 14D-9, the Corporation Public Disclosure Record, application, registration statement or filing, as required.
2.3 Public Statements
The Parties agree to co-operate in the preparation of presentations, if any, to Shareholders regarding the Offer, and no Party shall issue any press release or otherwise make public statements with respect to this Agreement, the Offer or any Compulsory Acquisition or Subsequent Acquisition Transaction without the consent of the other Party (which consent shall not be unreasonably withheld or delayed) and no Party shall make any filing with any Governmental Entity or with the Exchange with respect thereto without prior consultation with the other Parties; provided, however, that the foregoing shall be subject to each Party’s overriding obligation to make any disclosure or filing required under applicable Laws, and the Party making such disclosure shall use all commercially reasonable efforts to give prior oral or written notice to the other Parties and reasonable opportunity to review or comment on the disclosure or filing (other than with respect to confidential information contained in such disclosure or filing), and if such prior notice is not possible, to give such notice immediately following the making of such disclosure or filing; and provided, further, that except as specifically provided herein, the Corporation shall have no obligation to consult with, seek any consent of or provide any notice to, the Offeror with respect to any Acquisition Proposal.

2.4 Corporation Support for the Offer
(a)	The Corporation represents and warrants to and in favour of the Offeror, and acknowledges that the Offeror is relying upon such representations and warranties in entering into this Agreement, that, as of the date of this Agreement:
(i)	the Board of Directors (excluding any director who abstained from voting due to a conflict of interest): (A) after consultation with its legal and financial advisors and upon consideration of the Fairness Opinion, determined that the Offer is fair to all Shareholders (other than the Offeror and related persons) and is in the best interests of the Corporation; and (B) approved the entering into of this Agreement and the making of a recommendation that all Shareholders accept the Offer, provided the Offer is not amended except in accordance with the terms of this Agreement; and

(ii)	Genuity Capital Markets has delivered the Fairness Opinion to the Board of Directors to the effect, subject to certain assumptions and qualifications, that the Offered Consideration under the Offer is fair, from a financial point of view, to all Shareholders (other than the Offeror and related persons); and

(iii)	PricewaterhouseCoopers LLP has delivered the Valuation.
(b)	The Corporation agrees that the Offering Circular may include references to the matters set out in Section 2.4(a).

(c)	The Corporation shall use all commercially reasonable efforts to prepare and make available for distribution and filing with the AMF and SEC contemporaneously with the Offering Circular and the Schedule TO, in both English and French and in compliance with Securities Laws, sufficient copies of the Directors’ Circular and the Schedule 14D-9, which shall, among other required disclosure items, reflect the determinations and recommendations set forth in Subsection 2.4(a)(i) above and include a copy of the written Fairness Opinion referred to in Subsection 2.4(a)(ii) above. The Offeror will promptly supply to the Corporation in writing, for inclusion in the Directors’ Circular and Schedule 14D-9, all information concerning the Offeror’s designees for directors of the Corporation as required by Section 14(f) of the Exchange Act (including Rule 14f-1 thereunder. Prior to final approval of the Directors’ Circular by the Board of Directors, the Corporation shall provide the Offeror and its counsel with a reasonable opportunity to review and comment on it, and reasonable consideration shall be given to any comments made by the Offeror and its counsel, acting reasonably.

(d)	The Corporation shall provide the Offeror, as soon as practicable and in any event within three business days following the execution and delivery of this Agreement, with a list (in both written and electronic form) of the registered Shareholders, together with their addresses and respective holdings of Shares. The Corporation shall concurrently provide the Offeror with a list of the names, addresses and holdings of all Persons having rights granted or issued by the Corporation to acquire Shares. The Corporation shall from time to time request that its registrar and transfer agent furnish the Offeror with such additional information, including updated or additional lists of registered Shareholders, a list of participants in book-based nominee registered Shareholders (such as Clearing and Depository Services Inc. and CEDE & Co.), mailing labels and lists of securities positions and other information and assistance as the Offeror may reasonably request in order to be able to communicate the Offer to the Shareholders and to such other Persons as are entitled to receive the Offer, in each case in accordance with applicable Laws.
2.5 Compulsory Acquisition and Subsequent Acquisition Transactions
If the Offer has been accepted by holders of not less than 90% of the outstanding Shares, excluding Shares held at the date of the Offer by or on behalf of the Offeror, or an affiliate or an associate of the Offeror, as at the Expiry Time and the Offeror accepts the Shares deposited for purchase and pays for such Shares pursuant to the Offer, the Offeror shall acquire (a “Compulsory Acquisition”) the remainder of the Shares from those Shareholders, who have not accepted the Offer pursuant to section 206 of the CBCA as soon as practicable. If the Compulsory Acquisition right is not available and the Offeror has taken up and paid for Shares tendered under the Offer representing at least 66 2/3% of the total number of Share outstanding, the Offeror will use its commercially reasonable efforts to pursue other means of acquiring the remaining Shares not tendered to the Offer by way of amalgamation, statutory arrangement, amendment to articles, consolidation, capital reorganization or other transaction involving the Corporation and the Offeror (a “Subsequent Acquisition Transaction”), at a consideration per Share offered in connection with the Subsequent Acquisition Transaction that is equivalent in form and value to the consideration per Share offered under the Offer. The form of any such Subsequent Acquisition Transaction may be determined by the Offeror in its sole discretion.
2.6 Outstanding Options and Warrants
(a)	The Corporation shall be permitted to cause the vesting of all Options to be accelerated, conditional on the Offeror taking up and paying for the Shares under the Offer and to provide arrangements for the conditional exercise of Options and Warrants contingent upon completion of the Offer.

(b)	The Board of Directors will declare, to the extent permitted by applicable Laws, that the expiry date of all Options shall, conditional on the Offeror taking up and paying for the Shares under the Offer, be accelerated so that all Options not exercised and tendered or conditionally surrendered prior to the Expiry Time will expire upon the Offeror taking up and paying for the Shares under the Offer.

(c)	The Offeror acknowledges and agrees that:
(i)	The Offeror shall agree with the Corporation to tendering arrangements in respect of the Offer in order to facilitate the conditional exercise of the Options and Warrants and tender of the Shares to be issued as a result of such conditional exercise (including providing for the ability of holders of

Options and Warrants to tender the Shares issuable upon the exercise of such Options and Warrants on the basis of guaranteed deliveries); and
(ii)	(A) holders of Options and Warrants will be permitted to tender the Shares issuable upon the exercise thereof and for such purpose to exercise their exercisable Options and Warrants, conditional upon the Offeror taking up and paying for the Shares under the Offer, which Options and Warrants shall be deemed to have been exercised immediately prior to the take-up of the Shares and (B) all Shares that are to be issued pursuant to any such conditional exercise shall be accepted as validly tendered under the Offer, provided that the holders of such Options and Warrants indicate that the Shares are tendered pursuant to the Offer and otherwise validly accept the Offer in accordance with its terms with respect to such Shares.
2.7 Withholding
The Offeror shall be entitled to, and shall be entitled to cause the Corporation to, deduct or withhold from the amount otherwise payable pursuant to this Agreement or the Offer or a Compulsory Acquisition or any Subsequent Acquisition Transaction to any Shareholder or holders of Options or Warrants such amounts as the applicable payor is required or entitled to deduct and withhold with respect to any such payment under the Tax Act or any other provision of domestic or foreign Law (whether national, federal, state, provincial, local or otherwise) relating to Taxes. To the extent any amounts are so deducted or withheld and remitted to the appropriate taxing authorities, such deducted or withheld amounts shall be treated for all purposes of this Agreement, the Offer, a Compulsory Acquisition or any Subsequent Acquisition Transaction as having been paid to the relevant Shareholder or holders of Options or Warrants in respect of which such deduction or withholding was made by the Offeror.
ARTICLE 3
REPRESENTATIONS AND WARRANTIES OF THE OFFEROR
3.1 Representations and Warranties
The Offeror represents and warrants to the Corporation as set forth in Schedule C, and acknowledges that the Corporation is relying upon such representations and warranties in connection with the entering into of this Agreement and the making of the Offer.
3.2 Survival of Representations and Warranties
The representations and warranties of the Offeror set forth in Schedule C shall not survive the completion of the Offer and, shall expire and be terminated on the earlier of the Effective Date and the date on which this Agreement is terminated in accordance with its terms.

ARTICLE 4
REPRESENTATIONS AND WARRANTIES OF THE CORPORATION
4.1 Representations and Warranties
The Corporation hereby represents and warrants to and in favour of the Offeror as set forth in Schedule D and acknowledges that the Offeror is relying upon such representations and warranties in connection with the entering into of this Agreement. Notwithstanding the foregoing or the representations and warranties set forth in Schedule D, none of the representations and warranties of the Corporation shall apply or relate to WowWee Group Limited, WowWee USA, Inc., WowWee Canada Inc., WW Sablon Holdings SA or any of their respective subsidiaries.
4.2 Survival of Representations and Warranties
The representations and warranties of the Corporation set forth in Schedule D shall not survive the completion of the Offer, and shall expire and be terminated on the earlier of the Effective Date and the date on which this Agreement is terminated in accordance with its terms.
ARTICLE 5
COVENANTS OF THE CORPORATION
5.1 Conduct of Business by the Corporation
(a)	The Corporation covenants and agrees that, during the period from the date of this Agreement until the earlier of the time of appointment or election to the Board of Directors designated by the Offeror who represent a majority of the directors of the Corporation and the time that this Agreement is terminated in accordance with its terms, unless the Offeror shall otherwise agree in writing, such agreement not to be unreasonably withheld or delayed, or as is otherwise expressly permitted or specifically contemplated by this Agreement or the Offer:
(i)	the business of the Corporation and its subsidiaries shall be conducted only, and the Corporation and its subsidiaries shall not take any action except, in the usual and ordinary course of business consistent with past practice and in compliance with all applicable Laws, and the Corporation shall use all commercially reasonable efforts to maintain and preserve its and its subsidiaries’ business organization, assets, employees, goodwill and business relationships;

(ii)	the Corporation shall not, and shall not permit any of its subsidiaries to, directly or indirectly: (A) amend its articles, charter or by-laws or other comparable organizational documents; (B) split, consolidate or reclassify any of its outstanding shares nor undertake any other capital reorganization; (C) declare, set aside or pay any dividend or other distribution or payment (whether in cash, shares or property) in respect of the Shares owned by any person or the securities of any subsidiary owned by a person other than the Corporation other than, in the case of any subsidiary wholly-owned by the Corporation, any dividends payable to the

Corporation or any other wholly-owned subsidiary of the Corporation; (D) issue, grant, sell, pledge or otherwise encumber or agree to issue, grant, sell, pledge or otherwise encumber any shares of the Corporation or its subsidiaries, or securities convertible into or exchangeable or exercisable for, or otherwise evidencing a right to acquire, shares of the Corporation or its subsidiaries, other than (1) the issuance of Shares issuable pursuant to the terms of the outstanding Options and Warrants, and (2) transactions between two or more Corporation wholly-owned subsidiaries or between the Corporation and a Corporation wholly-owned subsidiary; (E) redeem, purchase or otherwise acquire any of its outstanding securities, unless otherwise required by the terms of such securities, and other than in transactions between two or more Corporation wholly-owned subsidiaries or between the Corporation and a Corporation wholly-owned subsidiary; (F) amend the terms of any of its securities; (G) adopt a plan of liquidation or resolution providing for the liquidation or dissolution of the Corporation or any of its subsidiaries; (H) amend its accounting policies or adopt new accounting policies, in each case except as required in accordance with GAAP; (I) make any material Tax election or settle or compromise any material Tax liability; or (J) enter into, modify or terminate any Material Contract with respect to any of the foregoing;
(iii)	the Corporation shall promptly (and in any event within 24 hours) notify the Offeror orally and promptly in writing of any material change as defined in the Securities Act; and any circumstance or development that is or would, individually or in the aggregate, reasonably be expected to constitute a Material Adverse Effect, provided that the foregoing, shall not apply to any Acquisition Proposal;

(iv)	the Corporation shall not, and shall not permit any of its subsidiaries to, directly or indirectly: (A) sell, pledge, lease, dispose of or encumber any material assets of the Corporation or of any subsidiary; (B) acquire (by merger, amalgamation, consolidation or acquisition of shares or assets) any corporation, partnership or other business organization or division thereof, or make any investment either by the purchase of securities, contributions of capital (other than to wholly-owned subsidiaries), property transfer, or purchase of any material property or assets of any other person; (C) incur any indebtedness for borrowed money or any other liability or obligation or issue any debt securities or assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligations of any other person other than a subsidiary of the Corporation, or make any loans or advances except for refinancing of existing debt on substantially the same or more favourable terms; (D) pay, discharge or satisfy any material claims, liabilities or obligations other than the payment, discharge or satisfaction of liabilities reflected or reserved against the Corporation financial statements or payments in the ordinary course of business; (E) authorize, recommend or propose any release or relinquishment of any contractual right, other than in the ordinary course of business; (F) waive, release, grant or transfer any rights of material value; or (G) authorize or propose any of the foregoing, or enter into or modify any contract to do any of the foregoing;
(v)	other than as is necessary to comply with any existing contract, Corporation Plan or agreement with any officer or director or former officer or director, neither the Corporation nor any of its subsidiaries shall (A) grant to any officer or director of the Corporation or any of its subsidiaries an increase in compensation in any form, (B) grant any general salary increase to any officer or director, (C) make any loan to any officer or director of the Corporation or any of its subsidiaries, (D) enter into any employment agreement with any officer or director of the Corporation or any of its subsidiaries, (E) take any action with respect to the grant of any severance, change of control or termination pay to, or increase any benefits payable to any officer or director under its current severance, change of control or termination pay policies or any applicable contract, or (F) adopt or materially amend or make any contribution to any Corporation Plan or other bonus, profit sharing, option, pension, retirement, deferred compensation, insurance, incentive compensation, compensation or other similar plan, agreement, trust, fund or arrangement for the benefit of directors or officers of the Corporation or any of its subsidiaries;

(vi)	except as agreed in writing by the Offeror prior to execution of this Agreement, the Corporation shall not, and shall not permit any of its subsidiaries to, settle or compromise (A) any action, claim, proceeding or dispute brought against it and/or any of its subsidiaries; or (B) any action, claim or proceeding or dispute brought by any present, former or purported holder of its securities; and

(vii)	the Corporation shall use its commercially reasonable efforts to cause the current insurance (or re-insurance) policies maintained by the Corporation or any of its subsidiaries, including directors’ and officers’ insurance, not to be cancelled or terminated or any of the coverage thereunder to lapse, unless simultaneously with such termination, cancellation or lapse, replacement policies underwritten by insurance or re-insurance companies of nationally recognized standing having comparable deductions and providing coverage equal to or greater than the coverage under the cancelled, terminated or lapsed policies for substantially similar premiums are in full force and effect; provided that, other than pursuant to Section 6.2, none of the Corporation or any of its subsidiaries shall obtain or renew any insurance (or re-insurance) policy for a term exceeding 12 months.
(b)	Without limiting the generality of the foregoing, during the period between the date hereof and the Effective Date, the Offeror shall be consulted with respect to, and, acting reasonably shall have the right to approve, all material decisions affecting the business or operations of the Corporation that are out of the ordinary course of business. The Corporation acknowledges and agrees that Offeror shall bear no responsibility for any losses, costs, Taxes, expenses and liabilities of any kind incurred in respect of, arising from or associated with Offeror’s exercise of its rights pursuant to this section, including, but not limited any claim by or in respect of any person in any manner affected by such exercise, provided that Offeror acted reasonably.
ARTICLE 6
COVENANTS OF THE OFFEROR
6.1 Required Regulatory Approvals
The Offeror shall take all actions and do and cause to be done all things necessary and advisable under all applicable Laws in order to complete the Offer and the transactions contemplated by this Agreement, including obtaining all Required Regulatory Approvals set forth in Schedule B. For greater certainty and notwithstanding the foregoing, the Offeror is under no obligation to take any steps or action that would individually or in the aggregate, be reasonably expected to have a Material Adverse Effect on the Offeror’s right to own, use or operate any of the assets of either the Corporation or its subsidiaries or any of the assets of either the Offeror or its subsidiaries.
6.2 Directors and Officers
(a)	In the event that the Offeror takes-up the Shares under the Offer, the Offeror agrees that for the period from the Expiry Date until four years after the Expiry Date, the Offeror will cause the Corporation to either (i) maintain coverage substantially equivalent to that in effect under the current policies of the directors’ liability insurance maintained by the Corporation or any of its subsidiaries, as the case may be, as disclosed to the Offeror, which is no less advantageous, and with no gaps or lapses in coverage with respect to matters occurring prior to the Expiry Date for claims made within four years subsequent to the Expiry Date for wrongful acts committed prior to the Expiry Date; or (ii) purchase on or prior to the Expiry Date “run-off” directors’ liability insurance providing coverage substantially as favourable to such directors as that in effect under such current policies to cover prior events during such four year period or the balance thereof. The Corporation, on its own behalf and on behalf of its subsidiaries, agrees to implement the alternative chosen by the Offeror; and failing a choice by the Offeror, the Corporation will be deemed to have elected to maintain the insurance for such four year period and the Corporation will perform such covenant.

(b)	If the insurance described above can only be obtained, in the case of subsection 6.2(a)(i) above, by an annual premium in excess of 200% of the annual premium of the policy currently in effect at the Corporation for the first year and thereafter in excess of 150% of the annual premium of the policy currently in effect at the Corporation; or in the case of subsection 6.2(a)(ii) above, by paying a lump sum premium in excess of $600,000, then the Offeror may cause the Corporation to only obtain coverage as can be obtained by paying an annual premium equal to 200% or less for the first year and 150% or less for any years thereafter or a lump sum premium of $600,000 or less.

(c)	The Offeror agrees that all rights to indemnification or exculpation in favour of the current and former directors and officers of the Corporation and its subsidiaries (the “D&O Rights”) as provided in the Corporation’s articles or by-laws under applicable Laws or as disclosed in writing to the Offeror, whether asserted prior to, at or after the Effective Time, including approval of this Agreement and the transactions contemplated hereby, shall survive the transactions contemplated hereby and shall continue in full force and effect for a period of not less than six years from the Effective Time. For a period of six years from the Effective Time, the Offeror will, or will cause the Corporation to, perform the obligations of the Corporation under the D&O Rights.

(d)	If the Corporation or any of its successors or assigns shall: (i) amalgamate, consolidate with or merge or wind-up into any other Person, and, if applicable, shall not be the continuing or surviving corporation or entity; or (ii) transfer all or substantially all of its properties and assets to any Person or Persons, then, and in each such case, proper provisions shall be made so that the successors, assigns and transferees of the Corporation shall assume all of the obligations set forth in this Section 6.2.

(e)	From and after the Effective Time, the Offeror agrees that, except as otherwise provided in the Settlement Agreement, it will cause the Corporation to satisfy all existing contractual commitments between the Corporation and any of its officers, directors or employees with respect to any bonus, target bonus, profit sharing, incentive, salary or other compensation, equity based award, pension, retirement, deferred compensation, severance, change in control, employment or other employee benefit plan, agreement, award or arrangement for the benefit or welfare of any officer, director or employee, or similar rights or other benefits in existence as of the date of this Agreement.

(f)	This Section 6.2 is intended to be for the benefit of, and shall be enforceable by, the current and former directors and officers of the Corporation and its subsidiaries and their respective heirs, executors, administrators and personal representatives and shall be binding on the Corporation and its successors and assigns, and, for such purpose, the Corporation hereby confirms that it is acting as agent on behalf of the current and former directors of the Corporation or its subsidiaries.

(g)	Promptly upon the purchase by the Offeror of such number of Shares as represents at least a majority of the then outstanding Shares and from time to time thereafter, the Corporation acknowledges that the Offeror will be entitled to designate members of the Board of Directors, and any committees thereof, and the Corporation will not frustrate the Offeror’s attempts to do so and covenants to co-operate with the Offeror, subject to all applicable Laws, to enable the Offeror’s designees to be elected or appointed to the Board of Directors, including, without limitation, at the request of the Offeror, by its commercially reasonable efforts to expand the Board of Directors and/or secure the resignations of such number of directors as is necessary to enable the Offeror’s designees to be elected or appointed to the Board of Directors.

ARTICLE 7
MUTUAL COVENANTS
7.1 Co-operation and Assistance
Subject to the terms and conditions of this Agreement, the Offeror and the Corporation shall each use all reasonable efforts to take, or cause to be taken, all actions, and do, or cause to be done, all things necessary, proper or advisable, including provision of information and execution and delivery of such documents as the other Party may reasonably require, to consummate and make effective as promptly as practicable the transactions contemplated by this Agreement, and to co-operate with each other in connection with the foregoing, including using commercially reasonable efforts to:
(a)	satisfy, or cause the satisfaction of, the conditions of the making of the Offer set forth in Subsection 2.1(f) and the conditions of the Offer set forth in Schedule A, to the extent the same is within its control;

(b)	prepare any applications, filings, circulars and other documents as reasonably necessary to discharge its obligations under this Agreement and applicable Law and to complete the transactions contemplated by this Agreement;

(c)	obtain all necessary orders, consents, licences, permits, exemptions, approvals and Third Party Authorizations, and effect all filings, registrations, submissions of information and notifications, to, from or with any Governmental Entity as are required to be obtained or made by it under any applicable Laws and to complete the transactions contemplated by this Agreement;

(d)	in the case of the Corporation, obtain all waivers, consents and approvals of other parties to Material Contracts with the Corporation or its subsidiaries as may be required in connection with the completion of the transactions contemplated hereby; provided, however, that the Corporation shall not be obligated to agree to a materially adverse modification of the terms of such Material Contracts, pay additional amounts or prepay or incur additional material obligations to such other parties or make any agreement that is not conditional on the Offeror successfully completing the Offer;

(e)	defend all lawsuits or other legal proceedings challenging this Agreement or the consummation of the transactions contemplated hereby; and

(f)	oppose, lift or rescind any injunction or restraining order or other Order or action seeking to stop, or otherwise adversely affect its ability to consummate the Offer.

ARTICLE 8
TERMINATION, AMENDMENT AND WAIVER
8.1 Termination
This Agreement may be terminated by giving notice in writing:
(a)	at any time prior to the Effective Date by mutual consent of the Offeror and the Corporation;

(b)	by the Offeror, if any condition to making the Offer set forth in Subsection 2.1(f) is not satisfied or waived by the Offer Deadline (other than as a result of the Offeror’s default hereunder), except where the Offeror has mailed the Offer;

(c)	by the Offeror, if any condition of the Offer set forth in Schedule A is not satisfied or waived by the Expiry Date, except where the Offeror has taken up Shares under the Offer;

(d)	by one Party, at any time prior to the Expiry Time, if any of the representations and warranties of the other Party in this Support Agreement (without giving effect to, applying or taking into consideration any materiality or Material Adverse Effect qualification already contained within such representation and warranty) is untrue or incorrect as of the date made, or shall have become untrue and incorrect, in each case, other than any breach or failure of such representations and warranties to be true and correct that, individually or in the aggregate, do not constitute, or would not reasonably be expected to result in, a Material Adverse Effect, provided that such right of termination shall not be available with respect to any breach or failure of the representations and warranties to be true and correct that is capable of being cured and such breach or failure has been cured by the date that is the earlier of: (i) 15 days from the date of written notice thereof from one Party to the other Party; and (ii) the Expiry Time;

(e)	by one Party, at any time prior to the Expiry Time, if the other Party has breached any covenant or obligation under this Agreement except for breaches that, individually or in the aggregate, do not, and would not reasonably be expected to, have a Material Adverse Effect, provided that such right of termination shall not be available with respect to any breach that is capable of being cured and such breach or failure has been cured by the earlier of: (i) 15 days after written notice has been sent from one Party to the other Party and (ii) the Expiry Time;

(f)	by the Corporation, if the Offeror does not take up and pay for the Shares tendered pursuant to the Offer by a date that is 90 days after the Offer is commenced, provided that such right of termination shall not be available to the Corporation where the failure to take up and pay for the Shares was the result of breach by the Corporation of any covenant or obligation under this Agreement or as a result of any representation or warranty of the Corporation in this Agreement being untrue or incorrect in any material respect, provided however that if the Offeror’s take up and payment for Shares deposited under the Offer is delayed by (i) an injunction or Order made by a court or Government Entity of competent jurisdiction, or (ii) the Offeror not having obtained the Required Regulatory Approvals necessary to permit to the Offeror to take up and pay for Shares deposited under the Offer, then, provided that such injunction or Order is being contested or appealed or such Required Regulatory Approval is being actively sought, as applicable, this Agreement shall not be terminated by the Corporation pursuant to this Subsection 8.1(f) until the earlier of (x) the 120th day after the Offer is commenced, and (y) the tenth business day following the date on which such injunction or Order ceased to be in effect or such waiver, consent or approval is obtained, as applicable;
(g)	by the Offeror at any time prior to the Expiry Time, if the Board of Directors (or any committee thereof) (excluding any director who is a director, officer or employee of the Offeror or any of its affiliates): (i) fails to recommend, withdraws, modifies, changes or qualifies its approval or recommendation, in favour of the Offer or this Agreement; (ii) approves or recommends acceptance of an Acquisition Proposal, or (iii) resolves or publicly discloses an intention to do any of the foregoing; provided, however, for greater certainty that paragraphs (ii) and (iii) will not apply to a resolution (or public disclosure thereof) of the Board of Directors (or any committee thereof) to take any of the actions set forth in (i) or (ii) that are subject to the Offeror’s right to match in Section 9.3;

(h)	by the Corporation at any time prior to the Expiry Time, if the Corporation proposes to enter into any agreement with respect to a Superior Proposal;

(i)	by the Corporation, if the Offeror does not commence the Offer and mail the Offer Documents by the Offer Deadline, except that where such event was the result of a breach by the Corporation of its representations, warranties, covenants and obligations hereunder, or the failure of any other condition to the making of the Offer to be satisfied or waived by the Offer Deadline, in which case this Agreement may only be terminated pursuant to this Section 8.1(i) if the Offeror does not commence the Offer and mail the Offer Documents by the date which is 60 days from the date of this Agreement;

(j)	by the Corporation, if the Offer does not conform, in all material respects, with the description thereof in Section 2.1, provided that the Corporation has notified the Offeror in writing of any such failure and the same has not been cured by the Offeror within 15 days of the date on which such notice was received by the Offeror, except that where such event was the result of a breach by the Corporation of its representations, warranties, covenants and obligations hereunder; or

(k)	by the Corporation if the Offer shall have expired or have been withdrawn in accordance with its terms without the Offeror having purchased any Shares pursuant to the Offer as a result of the failure of any of the conditions set forth in Schedule A.
8.2 Amendment
This Agreement may not be amended except by written instrument signed by each of the Parties.

8.3 Waiver
At any time prior to the Effective Date, either the Offeror or the Corporation may by written instrument signed by such Party: (a) extend the time for the performance of any of the obligations or other acts of the other Party; or (b) waive compliance with any of the agreements of the other Party or with any conditions to its own obligations, in each case only to the extent such obligations, agreements or conditions are intended for its benefit. For greater certainty, nothing in this Section 8.3 will permit the Offeror to waive any condition to the Offer it may not waive under Subsection 2.1(e) without the consent of the Corporation.
8.4 Effect of Termination
If this Agreement is terminated in accordance with Section 8.1, this Agreement shall forthwith become void and of no further force or effect and no Party shall have any further obligations hereunder except as provided in Sections 8.5, 10.3(b), 10.5, 10.6, 10.7, 10.8, 10.9 and this Section 8.4 and otherwise expressly contemplated hereby.
8.5 Termination Payment Event
Notwithstanding any other provision in this Agreement relating to the payment of fees and expenses, if: (i) the Offeror shall have terminated this Agreement in accordance with Subsection 8.1(g), (ii) the Corporation shall have terminated this Agreement in accordance with Subsection 8.1(h), or (iii) an Acquisition Proposal shall have been made to the Shareholders or any person shall have publicly announced an intention to make an Acquisition Proposal and after such Acquisition Proposal shall have been made known, made or announced and not withdrawn, (a) fewer than 66 2/3% of the Shares shall have been deposited to the Offer and not withdrawn at the Expiry Date and (b) all other conditions to the Offer were satisfied at the Expiry Time, and (c) such Acquisition Proposal (except that the references in the definition thereof to “20% or more” shall be deemed to be a reference to “a majority of”) is completed within six months from the date of termination of the Offer, then in each case the Corporation and its subsidiaries shall pay the Termination Payment to the Offeror (or as it may direct): (x) in the case of a termination pursuant to (i) above, within two business days of such termination; (y) in the case of a termination pursuant to (ii) above, within two business days of the entering into of such agreement with respect to a Superior Proposal; and (z) in the case of a termination pursuant to (iii) above, within two business days of the entering into of such agreement with respect to an Acquisition Proposal. Each of the foregoing events, (i), (ii) and (iii), are hereinafter defined as a “Termination Payment Event”.
8.6 Liquidated Damages
In the event the Termination Payment is paid to the Offeror (or as it directs), no other amounts will be due and payable as damages or otherwise by the Corporation; and the Offeror hereby accepts that the Termination Payment is the maximum amount that the Corporation shall be required to pay in lieu of any damages or any other payment or remedy which the Offeror may be entitled to. Each Party agrees that the Termination Payment constitutes payment of liquidated damages which are a genuine anticipated assessment or estimate of the damages which it will suffer or incur as a result of a Termination Payment Event giving rise to such damages and resulting in the termination of this Agreement and does not and will not constitute payment of a penalty. The Corporation irrevocably waives any right it may have to raise as a defence that any such liquidated damages are excessive or punitive. Notwithstanding the foregoing, the Parties maintain their full rights, remedies and recourses for damages or otherwise in connection with any termination of this Agreement other than pursuant to a Termination Payment Event.
8.7 Remedies
Subject to Section 8.6, the Parties hereto acknowledge and agree that an award of money damages would be inadequate for any breach of this Agreement by any Party or its representatives and any such breach would cause the non-breaching party irreparable harm. Accordingly, the Parties hereto agree that, in the event of any breach or threatened breach of this Agreement by one of the Parties, the non-breaching Party will also be entitled, without the requirement of posting a bond or other security, to such equitable relief, including injunctive relief and specific performance. Such remedies will not be the exclusive remedies for any breach of this Agreement but will be in addition to all other remedies available at Law or equity to each of the Parties.
ARTICLE 9
ACQUISITION PROPOSALS
9.1 Notification of Acquisition Proposals
From and after the date of this Agreement, the Corporation shall promptly (and in any event within 48 hours), notify the Offeror, at first orally and then in writing, of any Acquisition Proposal or any request for non-public information relating to the Corporation or any of its subsidiaries that would reasonably be expected to lead to or facilitate, an Acquisition Proposal. Such notice shall include a description of the terms and conditions of, and the identity of the Person making any such Acquisition Proposal. The Corporation shall keep the Offeror promptly and fully informed of the status, including any change to the material terms of any such Acquisition Proposal, and will respond promptly to all inquiries by the Offeror with respect thereto.
9.2 Changes in Recommendation
The Board of Directors may: (i) withdraw, amend, modify or qualify (or propose publicly to withdraw, amend, modify or quality) in any manner adverse to the Offeror the approval of this Agreement or the recommendation of the Offer, (ii) accept, approve or recommend an Acquisition Proposal; or (iii) approve the entering into of any agreement providing for an Acquisition Proposal, if and only to the extent that:
(a)	the Board of Directors, after consultation with and based upon the advice of its financial advisors and outside legal counsel, has determined in good faith that such Acquisition Proposal is a Superior Proposal;

(b)	the Corporation has provided to the Offeror the information required to be provided under Section 9.1 in respect of such Acquisition Proposal and has promptly notified the Offeror in writing of the determinations in Subsection 9.2(a) above;

(c)	a period of at least five business days has elapsed following the date on which the information and notification referred to in (b) above were received by the Offeror, and if the Offeror has proposed to revise the Offer in accordance with Section 9.3 below, the Board of Directors has again made the determinations in Subsection 9.2(a) above taking into account such proposed revisions to the Offer; and

(d)	if the Corporation proposes to enter into an agreement with respect to a Superior Proposal after complying with this Section 9.2, the Corporation concurrently terminates this Agreement pursuant to Subsection 8.1(h).
Notwithstanding any approval or recommendation by the Board of Directors of any Acquisition Proposal which has been determined by the Board of Directors to be a Superior Proposal, the Offeror shall be under no obligation to support any such Superior Proposal.
9.3 Right to Match
(a)	The Corporation acknowledges and agrees that, during the five business day period referred to in Subsection 9.2(c), the Offeror shall have the opportunity, but not the obligation, to propose to amend the terms of the Offer and the Corporation shall cooperate with the Offeror with respect thereto, including engaging in good faith negotiations with the Offeror to enable the Offeror to make such adjustments to the terms and conditions of the Offer the Offeror deems appropriate and as would enable the Offeror to proceed with the transactions contemplated hereunder on such adjusted terms. The Board of Directors will review any proposal by the Offeror to amend the terms of the Offer in order to determine in good faith and in accordance with its fiduciary duties, after consultation with and based upon the advice of its financial advisors and outside legal counsel, whether the Offeror’s proposal to amend the Offer would result in the Acquisition Proposal not being a Superior Proposal compared to the proposed amendment to the terms of the Offer.

(b)	If the Board of Directors determines that the Acquisition Proposal would cease to be a Superior Proposal, the Corporation will so advise the Offeror and will accept the offer by the Offeror to amend the terms of the Offer and the Parties agree to take such actions and execute such documents as are necessary to give effect to the foregoing. If the Offeror does not make, within such five business day period, proposed amendments that would in the reasonable good faith judgement of the Board of Directors cause the Acquisition Proposal previously constituting a Superior Proposal to cease being a Superior Proposal, then the Corporation may, subject to the terms of this Agreement (including the payment of the Termination Payment), accept, approve, recommend or enter into an agreement in respect of such Superior Proposal (and change or withdraw its recommendation). Each successive material modification of any Acquisition Proposal or a Superior Proposal shall constitute a new Acquisition Proposal for the purposes of this Section 9.3 and shall require a new five business day period pursuant to Section 9.2(c) from the later of the date a copy of such amendment is provided to the Offeror and the date that the Board of Directors has determined that the amended Acquisition Proposal is or remains a Superior Proposal. Nothing in this

Agreement shall prevent the Board of Directors from responding through a directors’ circular or otherwise as required by applicable Securities Laws to an Acquisition Proposal that it determines is not a Superior Proposal.
ARTICLE 10
GENERAL PROVISIONS
10.1 Further Assurances
Subject to the conditions and provisions herein provided and to the fiduciary duties of the Board of Directors and the board of directors of the Offeror, each Party agrees to use all reasonable efforts to take, or cause to be taken, all action and to do, or cause to be done, all things necessary, proper or advisable to consummate and make effective as promptly as is practicable the transactions contemplated by the Offer and this Agreement, including: (a) the execution and delivery of such documents as the other Party may reasonably require; and (b) obtaining such information, documents or consents required in connection with the preparation of the Offering Circular, the Schedule TO, the Directors’ Circular and the Schedule 14D-9 and using commercially reasonable efforts to obtain all necessary waivers, consents and approvals, including without limitation those contemplated by Section 3 in Schedule C and Section 4 in Schedule D and to effect all necessary registrations and filings, including, but not limited to, filings under applicable Laws and submissions of information requested by Governmental Entities. Each of the Parties shall cooperate in all reasonable respects with the other Party in taking such actions.
10.2 Notification of Certain Matters
Each Party shall give prompt notice to the other of: (a) the occurrence or failure to occur of any event, which occurrence or failure would cause or may cause any representation or warranty on its part contained in this Agreement to be untrue or inaccurate in any material respect at any time from the date of this Agreement to the earlier of the Effective Date and the termination of this Agreement or which results or may result in any of the conditions of the making of the Offer set out in Subsection 2.1(f) or any conditions of the Offer set out in Schedule A not being satisfied; and (b) any failure of such Party, or any officer, director, trustee, employee or agent thereof, to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it hereunder.
10.3 Confidentiality
(a)	From the date hereof until the earlier of the Effective Date and the termination of this Agreement, the Corporation shall, and shall cause its subsidiaries and their respective officers, directors, employees, independent auditors, accounting advisers and agents to, afford to the Offeror and to the officers, employees, agents and representatives of the Offeror such access as they may reasonably require at all reasonable times, including for the purpose of integration business planning, to their officers, employees, agents, properties, books, records and contracts, and shall furnish the Offeror with all data and information in connection therewith as they may reasonably request.

(b)	The Offeror acknowledges and agrees that: (a) the data and information furnished pursuant to this Section 10.3 shall be used by the Offeror solely for purposes of consummating the transactions contemplated herein, and, except with the prior written consent of Corporation, such data and information shall be kept strictly confidential by the Offeror; and (b) unless otherwise agreed to in writing by the Corporation, promptly upon termination of this Agreement in accordance with its terms, the Offeror shall: (i) return, cause to be returned to the undersigned, or destroy, all copies of the data and information furnished pursuant to this Section 10.3 in the Offeror’s possession; and (ii) destroy all copies of any analyses, compilations, studies or other documents prepared by the Offeror or for their respective use containing, incorporating or reflecting any data or information.
10.4 Expenses
Except as otherwise expressly provided in this Agreement, each Party shall pay its own expenses incurred in connection with this Agreement, the completion of the transactions contemplated hereby and/or the termination of this Agreement, irrespective of the completion of the transactions contemplated hereby, including legal and other transaction fees.
10.5 Notices
All notices, requests, demands and other communications hereunder shall be deemed to have been duly given and made if communicated confidentially and in writing and if served by personal delivery upon the Party for whom it is intended or delivered, or if sent by facsimile transmission, upon confirmation that such transmission has been properly effected, to the Person at the address set forth below, or such other address as may be designated in writing hereafter, in the same manner, by such Person. The date of receipt of any such notice or other communication if delivered personally shall be deemed to be the date of delivery thereof, or if sent by facsimile transmission the date of such transmission if sent on a business day and such delivery is made prior to 4:00 p.m. (Montréal time), failing which it shall be deemed to have been received on the next business day.
If to the Offeror:
Place Mercantile
Suite 1700,
770 Sherbrooke Street West,
Montréal, Québec, H3A 1G1
Attention: Richard Yanofsky, President
Facsimile: 514-282-8870
with copies (which shall not constitute notice) to:
Fraser Milner Casgrain llp
1 Place Ville Marie
39th Floor
Montréal, Québec, H3B 4M7
Attention: Charles R. Spector
Facsimile: 514-866-2241

If to the Corporation:
2 Place Alexis-Nihon
3500 de Maisonneuve Boulevard West
Suite 800
Montréal, Québec, H3Z 3C1
Attention: Senior Vice President and General Counsel
Facsimile: 514-738-8355
with copies (which shall not constitute notice) to:
Stikeman Elliott LLP
1155 René-Lévesque Blvd. West
40th Floor
Montréal, Québec, H3B 3V2
Attention: Warren M. Katz
Facsimile: 514-397-3650
Any Party may at any time change its address for service from time to time by giving notice to the other Parties in accordance with this Section 10.5.
10.6 Severability
If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible to the fullest extent permitted by applicable Laws and in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the extent possible.
10.7 Entire Agreement
This Agreement constitutes the entire agreement and supersedes all other prior agreements and undertakings, both written and oral, between the Parties with respect to the subject matter hereof. Other than as set forth in such agreements, no representation or warranty has been given by any Party to the others.
10.8 Assignment
This Agreement: (i) is not intended to confer upon any other Person any rights or remedies hereunder except as contemplated under Sections 6.2(c) and 6.2(d); (ii) shall not be assigned by operation of Law or otherwise, except that the Offeror may assign all or any portion of its rights under this Agreement to any wholly-owned affiliate upon three business days prior written notice to the Corporation and provided such affiliate executes and delivers a counterpart of this Agreement pursuant to which it agrees to be bound by the terms of this Agreement as the Offeror but no such assignment shall relieve the Offeror of its obligations hereunder and such affiliate shall remain wholly-owned by the Offeror.
10.9 Governing Law
This Agreement shall be governed in all respects, including validity, interpretation and effect, exclusively by the Laws of the Province of Québec and the Laws of Canada applicable therein, without giving effect to the principles of conflict of laws thereof.
10.10 Attornment
The Parties hereby irrevocably and unconditionally consent to and submit to the courts of the Province of Québec for any actions, suits or proceedings arising out of or relating to this Agreement or the matters contemplated hereby (and agree not to commence any action, suit or proceeding relating thereto except in such courts) and further agree that service of any process, summons, notice or document by registered mail to the addresses of the Parties set forth in this Agreement shall be effective service of process for any action, suit or proceeding brought against any Party in such court. The Parties hereby irrevocably and unconditionally waive any objection to the laying of venue of any action, suit or proceeding arising out of this Agreement or the matters contemplated hereby in the courts of the Province of Québec and hereby further irrevocably and unconditionally waive and agree not to plead or claim in any such court that any such action, suit or proceeding so brought has been brought in an inconvenient forum.
10.11 Counterparts
This Agreement may be executed in any number of counterparts (including counterparts by facsimile), each of which shall be deemed to be an original and all of which taken together shall be deemed to constitute one and the same instrument.
10.12 Fiduciary Duties of Directors
No provision of this Agreement shall require the Corporation to cause any of its directors to take any action, or refrain from taking any action, that is required by such individual to fulfil his/her fiduciary legal obligations as a director of the Corporation, nor, shall any provision of this Agreement prevent the Board of Directors from considering, negotiating, approving, recommending to Shareholders or entering into an agreement in respect of a Superior Proposal or from approving or recommending such Superior Proposal. For greater certainty, a modification, change or withdrawal by the Board of its recommendation of the Offer after the date hereof in the proper exercise of such fiduciary duty shall not result in the representations of the Corporation being considered to be untrue or incorrect. The foregoing shall not be interpreted to diminish, limit, restrict or otherwise affect in any way any covenant or agreement of the Corporation under this Agreement or be construed as a forgiveness or waiver of any breach.

10.13 Language
The Parties hereto confirm their express wish that this Agreement and all documents and agreements directly or indirectly relating thereto be drawn up in the English language. Les parties reconnaissent leur volonté expresse que la présente entente ainsi que tous les documents et contrats s’y rattachant directement ou indirectement soient rédigés en anglais.
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IN WITNESS WHEREOF the Parties have executed this Agreement as of the date first written above.

7293411 CANADA INC.
By:	/s/ Richard Yanofsky
	Name:	Richard Yanofsky
	Title:	President

OPTIMAL GROUP INC.
By:	/s/ Leon Garfinkle
	Name:	Leon Garfinkle
	Title:	Senior Vice President, General Counsel and Secretary

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SCHEDULE A
CONDITIONS TO THE OFFER
Conditions of the Offer
Subject to the provisions of the Agreement to which this Schedule is attached, the Offeror shall have the right to withdraw the Offer and shall not be required to take up, purchase or pay for, and shall have the right to extend the period of time during which the Offer is open and postpone taking up and paying for, any Shares deposited under the Offer unless all of the following conditions are satisfied or waived by the Offeror at or prior to the Expiry Time:
(a)	there shall have been validly deposited under the Offer and not withdrawn that number of Shares constituting (i) at least a majority of the total number of Shares outstanding not including those Shares beneficially owned, or over which control is exercised, by the Offeror and its joint actors, and the votes attaching to which shall be qualified to be included as votes in favour of any Subsequent Acquisition Transaction in determining whether approval (as construed under applicable securities laws, including MI 61-101) has been obtained in respect thereof and (ii) together with Shares beneficially owned, or over which control or direction is exercised, by the Offeror and its joint actors, at least 66 2/3% of the total number of Shares outstanding (calculated on a fully diluted basis) (the “Minimum Tender Condition”);

(b)	all government or regulatory approvals, waiting or suspensory periods, waivers, permits, consents, reviews, Orders, rulings, decisions, and exemptions required by law, (other than as referred to in paragraph (c) below), including those of any provincial securities authorities, stock exchanges or other securities regulatory authorities, shall have been obtained on terms satisfactory to the Offeror, acting reasonably;

(c)	no act, action, suit or proceeding shall have been threatened in writing or taken by any Governmental Entity or by any elected or appointed public official in Canada or elsewhere, and no Law shall have been proposed with retroactive effect, amended, enacted, promulgated or applied, in either case:
(i)	to cease trade, enjoin, prohibit or impose material and adverse limitations, damages or conditions on the purchase by or the sale to the Offeror of the Shares or the right of the Offeror to own or exercise full rights of ownership of the Shares; or

(ii)	seeking to prohibit the Offeror from effectively controlling in any material respect the business or operations of the Corporation or any of its subsidiaries;
(d)	(A) no act, action, suit or proceeding shall have been initiated or taken before or by any domestic or foreign arbitrator, court or tribunal or governmental agency or other regulatory authority or administrative agency or commission or by any elected or appointed public official or private person (including any individual, corporation, firm, group or other entity) in Canada or elsewhere, whether or not having the force of law, and (B) no Law, regulation, rule or policy shall have been proposed, enacted, promulgated or applied, in the case of (A) or (B) above:
(i)	to cease trade, enjoin, prohibit or impose material limitations or conditions on the purchase by or the sale to the Offeror of the Shares or the right of the Offeror to own or exercise full rights of ownership of the Shares; or

(ii)	which would prevent the completion of the Compulsory Acquisition or any Subsequent Acquisition Transaction;
(e)	after the date of the Offer, there shall not have occurred (or there shall not first be publicly disclosed if previously undisclosed) a Material Adverse Effect;

(f)	the Offeror shall not have become aware after the date hereof of any untrue statement of a material fact, or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made and at the date it was made (after giving effect to all subsequent filings (filed before the date of this Agreement) in relation to all matters covered in earlier filings), in the Corporation Public Disclosure Record which has a Material Adverse Effect on the ability of the Offeror to complete the Offer;

(g)	this Support Agreement shall not have been terminated by the Corporation or the Offeror in accordance with its terms;

(h)	all representations and warranties of the Corporation in the Support Agreement shall be true and correct as of the Expiry Time as if made at and as of such time (without giving effect to, applying or taking into consideration any materiality or Material Adverse Effect qualification already contained within such representation and warranty), except for any breach or failure of such representations and warranties to be true and correct that would not, individually or in the aggregate, constitute, or could reasonably be expected to result in, a Material Adverse Effect or prevent, restrict or materially delay the consummation of the Offer or any Compulsory Acquisition or Subsequent Acquisition Transaction, or if the Offer or any Compulsory Acquisition or Subsequent Acquisition Transaction were consummated, would reasonably be expected to have a material adverse effect on the Offeror; and

(i)	the Corporation shall have observed and performed its covenants and obligations in the Support Agreement in all material respects to the extent that such covenants were to have been observed or performed by the Corporation at or prior to the Expiry Time, except for breaches that, individually or in the aggregate, do not, and could not reasonably be expected to, have a Material Adverse Effect or prevent, restrict or materially delay the consummation of the Offer, a Compulsory Acquisition or a Subsequent Acquisition Transaction or, if the Offer or any Compulsory Acquisition or Subsequent Acquisition Transaction were consummated, a material adverse effect on the Offeror.

The foregoing conditions, other than the Minimum Tender Condition, are for the exclusive benefit of the Offeror and may be asserted by the Offeror regardless of the circumstances giving rise to any such condition. The Offeror may, in its sole discretion, modify or waive any of the foregoing conditions, including extensions to the period during which Shares may be deposited under the Offer, at any time and from time to time, without prejudice to any other rights which the Offeror may have. The Minimum Tender Condition may be waived by the Offeror only upon written consent of the Corporation. The failure by the Offeror at any time to exercise any of the foregoing rights will not be deemed to be a waiver of any such right and each such right shall be deemed to be an ongoing right which may be asserted at any time and from time to time.

SCHEDULE B
REQUIRED REGULATORY APPROVALS
To be obtained by the Offeror
None
To be obtained by the Corporation
None

B - 1

SCHEDULE C
REPRESENTATIONS AND WARRANTIES OF THE OFFEROR
1. Organization
The Offeror is a company duly incorporated and existing under the laws of Canada.
2. Authority Relative to this Agreement
The Offeror has the requisite corporate power and authority to enter into this Agreement and to perform its obligations hereunder. The execution and delivery of this Agreement by the Offeror and the consummation of the Offer have been duly authorized by the board of directors of the Offeror (or any authorized committee thereof), as applicable and no other corporate proceedings (other than board meetings to approve the Offer Documents) on the part of the Offeror are necessary to authorize this Agreement and the transactions contemplated hereby. This Agreement has been duly executed and delivered by the Offeror and constitutes a valid and binding obligation of the Offeror, enforceable by the Corporation against it in accordance with its terms, except as the enforcement thereof may be limited by bankruptcy, insolvency and other laws affecting the enforcement of creditors’ rights generally and subject to the qualification that equitable remedies may be granted only in the discretion of a court of competent jurisdiction.
3. No Conflict; Required Filings and Consent
The execution and delivery by the Offeror of this Agreement and the performance by the Offeror of its obligations hereunder and the completion of the Offer will not violate, conflict with or result in a breach of any provision of: (a) the constating documents or by-laws of the Offeror, or equivalent organizational or constitutional documents; (b) subject to obtaining all Required Regulatory Approvals applicable to the Offeror, Laws to which the Offeror is subject or by which the Offeror is bound; or (c) any material contract or other instrument or obligation to which the Offeror is a party or to which it, or any of its properties or assets, may be subject or by which the Offeror is bound and which, in each case individually or in the aggregate, would materially adversely affect the Offeror’s ability to perform its obligations under this Agreement.
4. Financial Capacity
Prior to the execution and delivery hereof, the Offeror has delivered to the Corporation a copy of an executed loan agreement (the “Loan Agreement”) between the Offeror and Mr. Francis Choi (“Mr. Choi”) pursuant to which Mr. Choi has provided the Offeror an amount, in cash, of U.S.$15,000,000 and the Offeror has acknowledged receipt of same. The Loan Agreement, in the form so delivered, is in full force and effect and is a legal, valid and binding obligation of the Offeror and, to the knowledge of the Offeror, no event has occurred which, with or without notice, lapse of time or both, would constitute a default on the part of the Offeror under the Loan Agreement. The Offeror has, and will at the Expiry Date have, sufficient funds or adequate arrangements (as such term is understood for purposes of section 2.27 of MI 62-104) for financing in place to satisfy the payment in full of the Offered Consideration for all Shares. The Offeror will have at all times sufficient funds to pay the Corporation for any claims directly resulting from a Borrower Breach (as such term is defined in the Loan Agreement). The Offeror covenants and agrees that it will not amend the Loan Agreement in any manner which undermines the Offeror’s ability to fund either the payment in full of the Offered Consideration

C - 1

for all Shares or the payment of all Transaction Expenses (as defined in the Loan Agreement) and any Borrower Breach Claim (as defined in the Loan Agreement) without the prior written consent of the Corporation, which consent shall not be unreasonably withheld or delayed; and the Offeror will provide to the Corporation any amendments to the Loan Agreement and documents related thereto, or any material notices or communications given in connection therewith, as promptly as possible (and in any event within 48 hours).
5. Required Authorizations
Except in connection with the Required Regulatory Approvals listed in Schedule B, there is no requirement for the Offeror to make any filing with, give any notice to, or obtain any authorization of any Governmental Entity as a condition to the lawful completion of the transactions contemplated by the Agreement, including any Subsequent Acquisition Transaction.
6. Share Ownership
The Offeror and its affiliates beneficially own 405,577 Shares.
7. No Violations
None of the execution and delivery of the Agreement by the Offeror, the consummation by it or the Offeror of the transactions contemplated therein or compliance by it or the Offeror with any of the provisions thereof will:
(a) violate, conflict with, or result in a breach of any provision of, require any consent or approval under, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) or result in a right of termination or acceleration under, any of the terms, conditions or provisions of:
(i) the constating documents of the Offeror; or
(ii) any material contract to which the Offeror or any of its subsidiaries is a party; or
(b) violate any judgment, ruling, Order, writ, injunction, award, decree, statute, ordinance, rule or regulation applicable to the Offeror or any of its subsidiaries.
8. Offeror Shareholders
The following are all the direct and indirect beneficial owners of the outstanding shares of the Offeror: Messrs. Richard Yanofsky, Peter Yanofsky, Eric Lau and Francis Choi.

C - 2

SCHEDULE D
REPRESENTATIONS AND WARRANTIES OF THE CORPORATION
1. Organization and Qualification
The Corporation exists under the Laws of Canada and has all necessary corporate power and authority to own its assets and conduct its business as now owned and conducted. The Corporation is duly qualified to carry on business in each jurisdiction in which the character of its assets or the nature of its activities makes such qualification necessary, except where the failure to be so qualified would not, individually or in the aggregate, have a Material Adverse Effect.
2. Authority Relative to this Agreement
The Corporation has the requisite corporate power and authority to enter into this Agreement and to perform its obligations hereunder. The execution and delivery of this Agreement by the Corporation and the consummation by the Corporation of the transactions contemplated by this Agreement (other than any Subsequent Acquisition Transaction) have been duly authorized by the Board of Directors and no other proceedings on the part of the Corporation are necessary to authorize this Agreement. This Agreement has been duly executed and delivered by the Corporation and constitutes a valid and binding obligation of the Corporation, enforceable by the Offeror against the Corporation in accordance with its terms, except as the enforcement thereof may be limited by bankruptcy, insolvency and other applicable Laws affecting the enforcement of creditors’ rights generally and subject to the qualification that equitable remedies may be granted only in the discretion of a court of competent jurisdiction.
3. No Bankruptcy, Insolvency, Liquidation or Similar Proceedings
No bankruptcy, insolvency, liquidation or similar proceedings (whether mandatory or voluntary) are pending, and no filing for such proceedings has been made is required or is contemplated, with respect to the Corporation or any subsidiary. The Corporation and the subsidiaries have not entered into any moratorium agreement or similar agreement with their respective creditors. The Corporation and the subsidiaries have not stopped or suspended payment of its debts, become unable to pay its debts or otherwise become insolvent in any jurisdiction. No assets of the Corporation or any subsidiaries have been seized or confiscated by or on behalf any third party nor are any foreclosure, forfeiture, execution or enforcement proceedings pending or threatened with respect to the Corporation, any subsidiary or its assets. To the knowledge of the Corporation there are no facts or events which may reasonably be expected to result in any proceedings or other events as referred to in this Section.
4. No Conflict or Breach; Required Filings and Consent
Except as disclosed in the Disclosure Letter, the execution and delivery by the Corporation of this Agreement and the performance by it of its obligations hereunder and the completion of the Offer will: (a) not violate, conflict with or result in a breach of any provision of the constating documents of the Corporation or any of its subsidiaries; (b) not, individually or in the aggregate, reasonably be expected to have, or will not have, individually or in the aggregate, a Material Adverse Effect; (c) not (i) violate, conflict with or result in a breach of any provision of: (A) any material agreement, joint venture arrangement, contract, indenture, deed of trust, mortgage, bond, instrument, license, franchise or permit to which the Corporation or any of its subsidiaries is a party or by which the Corporation or any of its subsidiaries is bound; or (B) subject to obtaining all Required Regulatory Approvals applicable to the Corporation or a subsidiary, any Law to which the Corporation or any of its subsidiaries is subject or by which the Corporation or any of its subsidiaries is bound; (ii) give rise to any right of termination, or the acceleration of any indebtedness, or require any consent or approval, under any such agreement, contract, indenture, deed of trust, mortgage, bond, instrument, license, franchise or permit; (iii) give rise to any rights of first refusal, trigger any change in control or influence provisions or any restriction or limitation under any such agreement, contract, indenture, deed of trust, mortgage, bond, instrument, license, franchise or permit, or result in the imposition of any Encumbrance upon any of the Corporation’s assets or the assets of any of its subsidiaries, or (iv) violate any judgment, ruling, order, writ, injunction, award, decree, statute, ordinance, rule or regulation applicable to the Corporation or any of its subsidiaries. Other than in connection with or in compliance with Securities Laws and any other applicable laws and policies, subject to obtaining all Required Regulatory Approvals, no authorization, consent or approval of, or filing with, any Governmental Entity or any court or other authority is necessary for the consummation by the Corporation of its obligations under this Agreement or for the completion of the Offer, except where the failure to obtain such authorization, consent or approval, or to make such filing, would not, individually or in the aggregate, reasonably be expected to have, or have, a Material Adverse Effect.
5. Subsidiaries
Each subsidiary of the Corporation exists under the laws of its jurisdiction of incorporation or organization, has all necessary corporate or trust power and authority to own its assets and conduct its business as now owned and conducted by it and is duly qualified to carry on business in each jurisdiction in which the character of its properties or the nature of its activities makes such qualification necessary, except where the failure to be so qualified would not, individually or in the aggregate, have a Material Adverse Effect. The Corporation beneficially owns, directly or indirectly, all of the issued and outstanding securities of each of its subsidiaries. All of the outstanding securities in the capital of each of the subsidiaries of the Corporation are: (a) validly issued, fully-paid and non-assessable and all such securities are owned free and clear of all Encumbrances; and (b) free of any other restrictions including any restriction on the right to vote, sell or otherwise dispose of the securities.
6. Third Party Authorizations
No consents, waivers or approvals from other parties to Material Contracts to which the Corporation or any of its subsidiaries is a party or by which it or they are bound, is required by the Corporation or any of its subsidiaries in connection with the execution and delivery of this Agreement by the Corporation or the consummation of the transactions contemplated hereby, the failure of which to obtain would reasonably be expected to result in a material breach of any such Material Contract or constitute a Material Adverse Effect.
7. Compliance with Laws, Licenses and Authorizations
The Corporation and each of its subsidiaries is in compliance with all applicable Laws, each of the Corporation and its subsidiaries has all authorizations, licenses, permits, Orders or approvals of, or notices to, and has made all required registrations or filings with, any Governmental Entity that is required in connection with the ownership of their respective assets or the conduct of their respective operations as presently carried on and each of them has fully complied with and is in compliance with all such authorizations, licenses, permits, Orders, approvals, registrations and filings, except, in each case, for failures which would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. None of the Corporation or any of its subsidiaries has received any notice, whether written or oral, of revocation or non-renewal of any such authorizations, licenses, permits, Orders, approvals, registrations or filings, or of any intention of any Governmental Entity to revoke or refuse to renew any of such authorizations, licenses, permits, Orders, approvals, registrations or filings except in each case, for revocations or non-renewals which would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.
8. Capitalization and Listing
The Corporation’s authorized share capital consists of an unlimited number of Class “A” shares, and Class “B” and Class “C” preference shares. As at the date hereof, there are 5,148,735 issued and outstanding Class “A” shares. There are outstanding Options and Warrants, to acquire, respectively, 27,400 and 164,000 Shares, of which nil and nil are in-the-money. All of the outstanding Shares and the Shares to be issued on exercise of the Options and Warrants have been duly authorized. All outstanding Shares are, and the Shares to be issued on exercise of the Options and Warrants will be when issued, validly issued and outstanding as fully paid and non-assessable Shares, free of pre-emptive rights. All securities of the Corporation have been issued in compliance, in all material respects, with applicable Securities Laws.
Except for the Options and Warrants outstanding as of the date hereof, there are no options, rights, warrants, privilege (whether pre-emptive, contractual or otherwise) or other contracts of any character whatsoever requiring or permitting the issuance, sale or transfer by the Corporation or any subsidiary of any securities of the Corporation or any subsidiary (including Shares) or any securities convertible into, or exchangeable or exercisable for, or otherwise evidencing a right to acquire, any securities of the Corporation or any subsidiary (including Shares). In addition, there are no bonds, debentures or other evidence of indebtedness of the Corporation outstanding having a right to vote with Shareholders on any matter.
The Shares are listed on the Exchange and the Corporation is not in material default of any of the administrative policies or notices of the Exchange.
9. Reports
The Corporation is a reporting issuer (where such term is used) under, and is in compliance in all material respects with, the Securities Laws of the Provinces of British Columbia, Alberta, Ontario and Québec. No delisting, suspension of trading in or cease trading order with respect to the Shares and, to the knowledge of the Corporation, no inquiry, review or investigation (formal or informal) of any Securities Authority, is in effect or ongoing or expected to be implemented or undertaken.
The Corporation has filed with all applicable securities regulatory authorities, the Exchange and all applicable self-regulatory organizations the documents that the Corporation is required to file therewith and all such documents are true and correct in all material respects. After giving effect to any subsequent filings in relation to matters covered in earlier filings, the Corporation Public

Disclosure Record does not contain any Misrepresentations. The Corporation has not filed any confidential material change report with the AMF or any other securities authority or regulator or any stock exchange or other self-regulatory authority which at the date hereof remains confidential.
10. Financial Statements
The Corporation’s financial statements were prepared in accordance with GAAP applied on a basis consistent with prior periods (except (i) as otherwise indicated in such financial statements and the notes thereto or, in the case of audited statements, in the related report of the Corporation’s independent auditors or (ii) in the case of unaudited interim statements, to the extent they may not include footnotes, are subject to normal year end adjustments or may be condensed or summary statements), and fairly present in accordance with GAAP, the assets, liabilities and financial condition of the Corporation and its subsidiaries on a consolidated basis as at the dates indicated and the revenue, earnings and results of operations of the Corporation and its subsidiaries on a consolidated basis for the specified period (subject, in the case of any unaudited interim financial statements, to normal year-end audit adjustments).
11. Undisclosed Liabilities
Except as disclosed in the Disclosure Letter or, previously, in a specific instrument in writing delivered to the Offeror and its counsel, neither the Corporation nor any of its subsidiaries has any material Liabilities or obligations of any nature, whether or not accrued, contingent or otherwise, that GAAP would require to be reflected or reserved against on a balance sheet other than: (a) Liabilities and obligations that are specifically disclosed on the condensed consolidated balance sheet of the Corporation as of September 30, 2009 (the “Corporation Balance Sheet”) or in the notes thereto; (b) Liabilities and obligations that are specifically disclosed on the audited balance sheet of the Corporation as of December 31, 2008, or in the notes thereto; and (c) Liabilities and obligations incurred in the ordinary course of business consistent with past practice since September 30, 2009, that do not and would not, individually or in the aggregate reasonably be expected to have a Material Adverse Effect.
12. Interest in Assets and Properties
The Corporation and its subsidiaries are the legal and beneficial owners of, and have good and marketable title to, all of their respective material assets (except where such assets are leased, licensed or are otherwise held pursuant to a lesser interest) free of all Encumbrances other than Permitted Encumbrances and there are no restrictions on the ability of the Corporation or its subsidiaries to use, transfer or otherwise exploit such property rights, except for normal course approvals from Governmental Entities and the Corporation and its subsidiaries have not been notified of a claim that might or could adversely affect their respective rights to use, transfer or otherwise exploit such property rights and none of the Corporation or any of its subsidiaries has any responsibility or obligation to pay any commission, royalty, licence, fee or similar payment to any person with respect to the property rights thereof outside the ordinary course of business.
13. Litigation
Except as disclosed in the Disclosure Letter, and the Corporation’s financial statements filed on EDGAR prior to the date hereof, there is no claim, action, proceeding, inquiry or investigation pending or, to the knowledge of the Corporation, threatened against or relating to the Corporation or any of its subsidiaries or the business or assets of the Corporation or any of its subsidiaries which, if adversely determined, would have a Material Adverse Effect or prevent or materially restrict or delay the consummation of the transactions contemplated by this Agreement. Neither the Corporation nor any of its subsidiaries is subject to any outstanding judgement, order, writ, injunction or decree which has had or could reasonably be expected to have a Material Adverse Effect or which would prevent or materially restrict or delay consummation of the transactions contemplated by this Agreement.
14. Taxes
The Corporation and each of its subsidiaries has filed all Tax Returns required to be filed by it on or before the date of this Agreement, and those Tax Returns were complete and correct in all material respects and the Corporation and each of its subsidiaries has duly and timely paid all Taxes (including instalments on account of Taxes for the current year) which are due and payable by it on or before the date hereof and the Corporation has provided adequate accruals in accordance with GAAP in the most recently published financial statements of the Corporation for any Taxes for the period covered by such financial statements that have not been paid whether or not shown as being due on any Tax Returns. Except as disclosed in the Disclosure Letter or, previously, in a specific instrument in writing delivered to the Offeror and its counsel, since such publication date, no material liability in respect of Taxes not reflected in such statements or otherwise provided for has been assessed, proposed to be assessed, incurred or accrued, other than in the ordinary course of business. The Corporation and each of its subsidiaries has duly and timely withheld in respect of any amount paid or credited by it to or for the account or benefit of any Person including, without limitation, any employees and any non-resident Person, the amount of all Taxes and other deductions required under any Laws to be withheld from any such amount and has duly and timely remitted such withheld amounts to the appropriate Governmental Entity. Except as disclosed in the Disclosure Letter or, previously, in a specific instrument in writing delivered to the Offeror and its counsel, there are no actions, suits, proceedings, investigations or claims threatened against the Corporation or any of its subsidiaries in respect of Taxes, or any matters under discussion, audit or appeal with any Governmental Entity relating to Taxes asserted by any such authority.
15. Books and Records
The financial books and records and accounts of the Corporation and its subsidiaries in all material respects, during the period of time when owned by the Corporation, accurately and fairly reflect the transactions and dispositions of assets of the Corporation and its subsidiaries and, in the case of the subsidiaries, during the period of time when owned by the Corporation, accurately and fairly reflect the basis for the Corporation consolidated financial statements.
16. Insurance
The Corporation maintains policies of insurance in force as of the date hereof naming the Corporation and/or its affiliates as an insured that, having regard to the nature of such risk and the relative cost of obtaining insurance, the Corporation believes are reasonable and customary in types and amounts for persons engaged in a business similar to that carried out by the Corporation and its subsidiaries. All such policies of insurance are in full force and effect and none of the Corporation or any of its subsidiaries is in default, as to the payment of premiums or otherwise, under the terms of any such policy, and no notice of cancellation or termination has been received with respect to any such policy which has not been replaced on substantially similar terms prior to the date of such cancellation. There is no material claim pending under any such policies as to which coverage has been question, denied or disputed.
17. Environmental
To the knowledge of the Corporation, all operations of the Corporation and its subsidiaries have been and are in compliance in all material respects with all Environmental Laws and no conditions exist at, on or under any property now or previously owned, operated, leased or contracted to perform work by the Corporation or its subsidiaries which, with the giving of notice, would give rise to liability under any Environmental Law.
The Corporation and its subsidiaries are in possession of all permits and licenses which are required of them by applicable Laws. All such permits and licenses are validly issued, in full force and effect, have been complied with and there are no proceedings in progress, pending or to the knowledge of the Corporation and its subsidiaries, threatened, which may result in the cancellation, revocation, suspension or modification of any such permit or license.
There are no Hazardous Materials in, or under or migrating from any real property leased, operated or owned by the Corporation or any of its subsidiaries or on which the Corporation or any of its subsidiaries contracted to perform work at concentrations in excess of the applicable generic remediation standards set out in Environmental Laws.
No Hazardous Materials have been released by the Corporation or any of its subsidiaries in or under any real property that was formerly leased, operated or owned by the Corporation or any of its subsidiaries or on which the Corporation or any of its subsidiaries formerly contracted to perform work.
Neither the Corporation nor any subsidiary is subject to: (i) any written demand, written notice, order, summons, notice of judgment or commencement of proceedings request for information or, to the knowledge of the Corporation, pending or threatened claims or complaints with respect to the breach of or liability under any Environmental Laws applicable to the Corporation or any subsidiary, including any Environmental Laws respecting the use, storage, treatment, transportation, disposition (including disposal or arranging for disposal) discharge, remediation or corrective action of Hazardous Materials; or (ii) written demand or written notice with respect to liability, by contract (including real property leases) or operation of applicable Laws, under Environmental Laws applicable to the Corporation or any subsidiary or any of their respective predecessor entities, divisions or any currently or formerly owned, leased or operated properties or assets of the foregoing, including liability with respect to the presence, release, migration, discharge remediation or corrective action of Hazardous Materials in, on, under or from any currently or formerly owned, leased or operated properties or assets of the foregoing.
There are no environmental audits, evaluations and assessments relating to any real property currently or formerly owned, leased or operated by the Corporation or its subsidiaries that are or with reasonable effort could be within the possession or control of the Corporation or the subsidiaries.

None of the directors or officers of the Corporation or any of its subsidiaries have ever been convicted of any offence for non-compliance with any Environmental Law or occupational safety and health Laws, been fined or otherwise penalized for non-compliance with an Environmental Law or occupational safety and health Laws or settled any prosecution for non-compliance with Environmental Law or occupational safety and health Laws short of conviction.
18. Material Contracts
All contracts, licences, leases, agreements, commitments, entitlements or engagements to which the Corporation or any of its subsidiaries is a party or by which any of them is bound (whether written or oral): (i) which involve aggregate future payments by or to any of them in excess of $1,000,000 in any 12-month period or which extend for a period of more than two years and are not terminable without penalty of less than $1,000,000; (ii) which are leases of real property; (iii) with any Governmental Entity (including licences); (iv) which, if terminated without the consent of the Corporation or any of the subsidiaries, would have, or reasonably be expected to have, a Material Adverse Effect; (v) for the sale of securities or assets of the Corporation or any of its subsidiaries, or for the acquisition of securities, assets or businesses of others (by merger, amalgamation, reorganization, arrangement or otherwise) and related agreements (other than contracts entered into in the ordinary and regular course of business) or for the grant to any Person of any preferential rights to purchase any of its assets; (vi) licences to or from any third parties of any Intellectual Property that is material to the businesses of the Corporation and its subsidiaries; (vii) which relate to management service, distribution, or relationships material to the business of the Corporation or any of its subsidiaries taken as a whole; (viii) which are indentures, credit agreements, security agreements, mortgages, hypothecs, guarantees, promissory notes and other contracts relating to the borrowing of money; (ix) which constitute or relate to related party transactions; (x) which are with material suppliers of products or services to the Corporation or any of its subsidiaries; and (xi) which are otherwise material and outside the ordinary and regular course of business; (collectively, “Material Contracts”) are, if required by applicable Securities Laws, properly disclosed in the Corporation Public Disclosure Record.
Each of the Material Contracts is in full force and effect, is valid, binding and enforceable against the parties thereto, and has not been modified by any agreement (written or oral), has not been assigned, transferred or hypothecated, nor has any notice of termination been given thereunder. Neither the Corporation nor any of its subsidiaries is in breach or default under any Material Contract or is aware of any condition that with the passage of time or the giving of notice or both would result in such a breach or default, except in each case where any such breaches or defaults would not, individually or in the aggregate, constitute a material default thereunder. Neither the Corporation nor any subsidiary of the Corporation knows of, or has received written notice of, any breach or default under (nor, to the knowledge of the Corporation, does there exist any condition which with the passage of time or the giving of notice or both would result in such a breach or default under) any Material Contract by any other party thereto, except where any such violation or default would not, individually or in the aggregate, constitute a material default thereunder.
19. Employee Matters
Except as set forth in the Disclosure Letter, neither the Corporation nor any of its subsidiaries has any employment contracts or arrangements that are not terminable on the giving of reasonable notice in accordance with Law, nor do any of them have any management, employment, consulting, retention or like agreements providing for cash payments or other compensation or benefits upon the consummation of the transactions contemplated by this Agreement.
Neither the Corporation nor any of its subsidiaries is a party, either directly or indirectly, voluntarily, or to the knowledge of the Corporation, by operation of law, to any collective agreement, letters of understanding, letters of intent or other written communication with any trade union or association that may qualify as a trade union, which would cover any of their respective employees.
All Corporation Plans are disclosed in the Disclosure Letter and all obligations of the Corporation and its subsidiaries under the Corporation Plans have been satisfied in all material respects and there are no deficiencies required to be funded thereunder, and there are no outstanding defaults or violations thereunder by the Corporation or any of its subsidiaries that would result in or give rise to any liability to the Corporation or any of its subsidiaries, nor does the Corporation or any of its subsidiaries have any knowledge of any such default or violation by any other party to any Corporation Plan.
All employer payments, contributions or premiums required to be remitted or paid to or in respect of each Corporation Plan have been remitted and paid in a timely fashion in accordance with the terms thereof, all applicable actuarial reports and all applicable Laws, and no Taxes, penalties or fees are owing or exigible under or in respect of any Corporation Plan.
Except as set forth in the Disclosure Letter, neither the execution of this Agreement nor the consummation of any of the transactions contemplated in this Agreement will: (i) result in any payment (including bonus, golden parachute, retirement, severance, unemployment compensation, or other benefit or enhanced benefit) becoming payable under any Corporation Plan; (ii) increase any benefits otherwise payable under any Corporation Plan; or (iii) result in the acceleration of the time of payment or, except as provided in Section 2.6 of this Agreement, vesting of any benefits otherwise payable under the Corporation Plans, or result in any Corporation Plan becoming terminable other than at the sole and unfettered discretion of the Corporation.
20. Cash Position
The summary of the cash position of the Corporation and its subsidiaries included in the Disclosure Letter is true and correct, subject to a variance of up to 10%.

SCHEDULE E
VALUATION

E - 1

Optimal Group Inc.
Formal Valuation
as at December 31, 2009
Report Date: March 12, 2010

March 12, 2010	PricewaterhouseCoopers LLP/s.r.l./s.e.n.c.r.l. 1250 René-Lévesque Blvd. West Suite 2800 Montréal, Quebec Canada H3B 2G4 Telephone +1 514 205 5000 Fax +1 514 205 5695
CONFIDENTIAL

Mr. Tommy Boman
Chairman
Special Committee of the Board of Directors
Optimal Group Inc.
2 Place Alexis Nihon
Montréal, Quebec
H3Z 3C1
Subject: Optimal Group Inc. — Formal Valuation as at December 31, 2009
Dear Mr. Boman:
As agreed, we have determined the fair market value of the 5,148,735 issued and outstanding Class “A” shares of Optimal Group Inc. as at December 31, 2009. Enclosed herein is our Opinion stating that the fair market value of all of the Class “A” shares ranges between $2.01 and $2.55 per share.
These values are based on information available at the date of this report and are subject to the restrictions, limitations and assumptions described in our report.
We trust that you will find this information satisfactory and we remain at your disposal to discuss any matter that you deem appropriate.
Yours very truly,
Transaction Advisory Services
“PricewaterhouseCoopers” refers to PricewaterhouseCoopers LLP/s.r.l./s.e.n.c.r.l., an Ontario limited liability partnership, or, as the context requires, the PricewaterhouseCoopers global network or other member firms of the network, each of which is a separate legal entity.

1	INTRODUCTION	1
	1.1 Description of the proposed transaction	1
	1.2 Engagement	1
	1.3 Definition of fair market value	2

2	CREDENTIALS AND INDEPENDENCE OF PRICEWATERHOUSECOOPERS LLP	3
	2.1 Credentials of PricewaterhouseCoopers LLP	3
	2.2 Independence	3
	2.3 Restrictions, limitations and assumptions	4
	2.4 Scope of review	7

3	ECONOMIC OUTLOOK	8
4	OVERVIEW OF THE TOY INDUSTRY	9
5	OVERVIEW OF THE COMPANY	10
	5.1 History of the payments business	10
	5.2 WowWee	11

6	OPTIMAL HISTORICAL TRADING PRICE	16
7	FINANCIAL ANALYSIS	18
	7.1 WowWee	18
	7.2 Moneris Portfolio	22

8	FINANCIAL POSITION	23
	8.1 Toy business segment	24
	8.2 Payment processing business	25

9	VALUATION METHODOLOGIES	26
	9.1 Valuation approach	26
	9.2 Selected methodology used to value the Company	27

10	DETERMINATION OF FAIR MARKET VALUE	27

(i)

	10.1 WowWee	29
	10.2 Payment processing business segment	32
	10.3 Fair market value of the liability related to a change of control and exchange offer	39

11	VALUATION SUMMARY	43
	11.1 Other considerations	43

12	VALUATION OPINION	43
APPENDICES
      A — SCOPE OF OUR WORK
      B — ECONOMIC OVERVIEW
      C — OVERVIEW OF THE VALUATION METHODOLOGIES
      D — WORKING CAPITAL ANALYSIS
      E — OVERVIEW OF THE VALUATION METHODOLOGIES

(ii)

1	INTRODUCTION
1.1 Description of the proposed transaction
We understand that 7293411 Canada Inc., (the “Offeror”) wishes to make an offer by way of take-over bid to the shareholders of Optimal Group Inc. (“Optimal” or the “Company”) to purchase all of the outstanding Class “A” shares of the Company, including Class “A” shares issuable upon the conversion, exchange or exercise of Options and Warrants, for a price of US$2.40 per Class “A” share (the “Proposed Transaction”).
PricewaterhouseCoopers LLP/s.r.l./s.e.n.c.r.l. (“PwC”) also understands that the Offeror is considering completing the Proposed Transaction by way of an “Insider Bid” within the meaning of Regulation 61-101 respecting protection of minority security holders in special transactions adopted by the Autorité des marchés financiers (Quebec) and Multilateral Instrument 61-101, “Protection of Minority Security Holders in Special Transactions”, adopted by the Ontario Securities Commission (“MI 61-101”). As used in this report, the term “Proposed Transaction” means the Insider Bid considered by the Offeror for the purpose of acquiring, directly or indirectly, all of the Class “A” shares (“Shares”) not currently owned by the Offeror by way of take-over bid, plan of arrangement, amalgamation, negotiated purchase or otherwise.
We further understand that the Board of Directors of Optimal (the “Board”) has appointed a Special Committee of the Board (the “Committee”) to review the terms of the Proposed Transaction and to advise the Board in relation to the Proposed Transaction and to review and determine which strategic options are available to the Company.
All amounts herein are expressed in United States dollars, unless stated otherwise. Certain figures have been rounded for presentation purposes.
1.2 Engagement
PwC was first contacted by a legal representative of the Committee on January 13, 2010. By letter of engagement dated January 14, 2010 (the “Engagement Agreement”), Optimal retained PwC to provide the Committee with a comprehensive valuation report (the “Report” or the “Formal Valuation” or the “Opinion”) related to the fair market value of all issued and outstanding Shares (the “En Bloc Value”) of Optimal as at December 31, 2009 (“Valuation Date”).
PwC’s Formal Valuation has been prepared in conformity with MI 61-101.

(1)

We are to receive a fee, as stipulated in the Engagement Agreement, for completing the engagement. In addition, we are entitled to recover reasonable costs and expenses incurred in fulfilling the Engagement Agreement. In addition, pursuant to the Engagement Agreement, our legal liability to Optimal is limited, and we will be indemnified by Optimal under certain circumstances for liabilities arising in connection with our Formal Valuation.
We understand that our Formal Valuation will be for the use of the Committee and will be one factor, among others, that the Committee will consider in determining whether to approve and recommend the Proposed Transaction or any other such transaction for Optimal at or about the Valuation Date.
1.3 Definition of fair market value
For the purpose of our Report, we have used the concept of Fair Market Value (“FMV”), which is defined as the highest price available in an open and unrestricted market between informed, prudent parties acting at arm’s length and under no compulsion to act, expressed in terms of money or money’s worth. This definition is consistent with MI 61-101’s definition of fair market value.
Price obtained in a transaction reflects the final negotiated terms with respect to the purchase and sale of an asset or share. Price may differ from fair market value arrived at in a notional context as a result of a variety of factors, including type of consideration paid (i.e. cash versus shares), timing of receipt of the consideration (i.e. current versus deferred), different knowledge or information levels and unequal bargaining positions of the vendor and purchaser.
The actual market price achieved may be higher or lower than concluded in our Formal Valuation, depending upon the circumstances of the transaction (for example, a competitive bidding environment) or the nature of the business (for example, a purchaser’s perception of potential synergies). The knowledge, negotiating ability and motivation of the buyers and sellers and the applicability of a discount or premium for control will also affect the actual market price achieved. Accordingly, our valuation conclusion will not necessarily be the price at which any transaction proceeds. The final transaction price is something on which parties themselves have to agree.

(2)

2	CREDENTIALS AND INDEPENDENCE OF PRICEWATERHOUSECOOPERS LLP
2.1 Credentials of PricewaterhouseCoopers LLP
Our firm is a global network which provides industry-focused assurance, tax and advisory services to build public trust and enhance value for clients and their stakeholders. More than 155,000 people in 153 countries across our network share their thinking, experience and solutions to develop fresh perspectives and practical advice. In Canada, PwC and its related entities have more than 5,200 partners and staff in offices across the country.
Our valuation practice has broad experience in completing and defending, when necessary, assignments involving the valuation of companies and assets for various purposes, including transactions subject to public scrutiny, financial reporting matters, the sale or purchase of an entity or assets by related parties, assistance in resolving shareholders’ disputes, tax based corporate reorganizations and mergers and acquisitions activity.
2.2 Independence
PwC is not an associated or affiliated entity or issuer insider (as those terms are defined in MI 61-101) of Optimal or any member of senior management of Optimal and its subsidiaries (“Management”). PwC has not provided any financial advisory, audit or soliciting dealer services or participated in any financing involving the Company in the past two years other than the services provided under the Engagement Agreement.
There are no understandings, agreements or commitments between PwC and Optimal or its related parties with respect to future business dealings. PwC may, in the future, in the ordinary course of its business, provide professional services to Optimal.
The fees payable to PwC pursuant to the Engagement Agreement are not contingent, in whole or in part, on the conclusions reached in the valuation or the successful completion of the Proposed Transaction.
PwC has confirmed to the Committee that, to the best of our knowledge, we have no reason to believe that we are not independent for the purposes of MI 61-101.

(3)

2.3 Restrictions, limitations and assumptions
In accordance with the Engagement Agreement, PwC has relied upon, and has assumed the completeness, accuracy and fair presentation of all financial and other information, data, advice, opinions and representations obtained by it from public sources or provided by the Company, advisors and representatives including information, data and other material filed on EDGAR and SEDAR (collectively, the “Information”). This Opinion is conditional upon the completeness, accuracy and fair presentation of the Information. Subject to the exercise of its professional judgment, PwC has not attempted to verify independently the completeness, accuracy or fair presentation of the Information.
The Chief Financial Officer of the Company has represented to PwC in a representation letter dated March 16, 2010 that, to the best of his knowledge and belief:
i)	With respect to any portions of the Information that constitute forecasts, projections or estimates provided to PwC in connection with its engagement, such forecasts, projections or estimates (“FOFI”) (a) were prepared on a basis consistent in all material respects with the accounting policies applied in the most recent audited consolidated financial statements of the Company; (b) were prepared using assumptions which were reasonable on the date such FOFI was prepared, having regard to the industry, business, financial condition, plans and prospects of the Company and its subsidiaries, and do not contain any untrue statement of a material fact or omit to state any material fact necessary to make such FOFI (as of the date of the preparation thereof) not misleading in light of the circumstances in which such FOFI was provided to PwC.

ii)	To the extent that any of the Information is historical, there have been no changes or occurrences since the respective dates thereof that render, or could reasonably be expected to render, any of that Information untrue or misleading in any material respect that have not been generally disclosed and reflected in documents filed on EDGAR or disclosed by the Company to PwC in connection with its engagement or updated by more current information, data or other material provided to PwC.

iii)	Since the dates on which the Information was provided to PwC, no major contract has been entered into or contemplated by the Company, and there is no plan or proposal for any restructuring of, or material changes in, the business or affairs of the Company which has not been disclosed to PwC or otherwise publicly disclosed and reflected in documents filed on EDGAR or SEDAR, other than the transactions contemplated by the Proposed Transaction.

(4)

iv)	The Company has no material contingent liabilities or assets other than as disclosed in the Information.

v)	Except as publicly disclosed and reflected in documents filed on EDGAR or SEDAR or as disclosed to PwC by the Company in connection with its engagement:
a)	the Company has no plans, and Management is not aware of any circumstances or developments that could reasonably be expected to have a material effect on the assets, liabilities, financial condition, prospects or affairs of the Company;

b)	there are no appraisals or valuations known to Management relating to the Company or any of its securities or material assets that have been prepared in the preceding 24 months which have not been provided to PwC, and no valuation or appraisal relating to any of the foregoing has been commissioned by or on behalf of the Company or is known to Management to be in the course of preparation;

c)	no offers or negotiations relating to the purchase or sale of any material assets of the Company or with respect to all or a material portion of the securities of the Company have been made or received in the preceding 24 months which have not been disclosed to PwC; and

d)	Except as disclosed on the Information, there are no action suits, proceedings or inquiries pending or threatened against or affecting the Company at law or in equity or before any federal, state, provincial, municipal or other governmental department, court, commission, bureau, board, agency or instrumentality which could reasonably be expected to materially and adversely affect the Company.
vi)	There are no facts regarding the Company’s assets, liabilities, affairs, prospects or condition (financial or otherwise) that have not been disclosed to PwC in the Information that could reasonably be expected to materially affect the Company.

vii)	Management reviewed our draft report dated March 12, 2010 and they are not aware of any errors, omissions or misrepresentations of facts which might have a material impact on our Opinion.
The Opinion is rendered on the basis of securities markets, economic, financial and general business conditions prevailing as of the Valuation Date, and the condition and prospects, financial and otherwise, of the Company, as they were reflected in the Information reviewed by PwC. In its analyses and in preparing the Opinion, PwC made numerous judgments with respect to industry performance, general business, market and economic conditions and other

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matters, many of which are beyond the control of any party involved in the Proposed Transaction.
The Opinion has been prepared and provided solely for the use of the Committee and the Company’s board of directors and for inclusion in the Offeror’s take-over circular and the director’s circular of the Company’s board of directors relating to the Proposed Transaction, and may not be used or relied upon by any other person without our express prior written consent. We do not accept responsibility for any losses arising from the unauthorized or improper use of this Opinion. Subject to the terms of the Engagement Agreement, PwC consents to the publication of the Opinion in its entirety and a summary thereof (in a form acceptable to PwC) in the Offeror’s take-over circular and the director’s circular of the Company’s board of directors relating to the Proposed Transaction and to the filing thereof, as necessary, by the Company with the securities commissions or similar regulatory authorities in Canada.
PwC expresses no opinion herein concerning the future trading prices of the securities of the Company and makes no recommendation to the minority shareholders with respect to the Proposed Transaction.
PwC has based the Opinion upon a variety of factors. Accordingly, PwC believes that its analyses must be considered as a whole. Selecting portions of its analyses or the factors considered by PwC, without considering all factors and analyses together, could create a misleading view of the process underlying the Opinion. The preparation of a valuation is a complex process and is not necessarily susceptible to partial analysis or summary description. Any attempt to do so could lead to undue emphasis on any particular factor or analysis.
We reserve the right to make revisions to our Opinion and conclusions should we be made aware of facts existing at the Valuation Date which were not known by us at such date.
In view of the nature of this assignment, we have not been able to expose the Shares to the marketplace to determine whether there are any potential buyers which, for their own particular reasons, might be prepared to consider values other than those determined by us herein.
PwC has assumed that the operations between September 30, 2009 (date of the last available consolidated financial statements — 10Q) and the Valuation Date were carried out in the normal course of business. At the date of this report, the Chief Financial Officer has informed us that the Earnings before interest, tax, depreciation and amortization (“EBITDA”) would amount to a loss of approximately $11.5M for the fourth quarter ended December 31, 2009.

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Our compensation is not contingent on an action or event resulting from the use of our Report.
The individuals that prepared the Report did so to the best of their knowledge, acting independently and objectively. This mandate was carried out under the supervision of Pierre Maillé, MSc. Finance, CBV, and Bernard Lauzon, CA, CBV. These two persons are members of the Canadian Institute of Chartered Business Valuators.
Our Report has been prepared in conformity with Practice Standards of the Canadian Institute of Chartered Business Valuators.
2.4 Scope of review
In preparing this Report, we reviewed and relied upon the financial documentation and other information set out at Appendix A.
In addition, we obtained information regarding the Company, business and industry through meetings and discussions with senior members of Management of Optimal and WowWee and the Committee:
Optimal
•	Mr. Neil S. Wechsler, Co-Chairman and Chief Executive Officer

•	Mr. Holden L. Ostrin, Co-Chairman

•	Mr. Gary S. Wechsler, C.A., Chief Financial Officer

•	Mr. Leon P. Garfinkle, Senior Vice President, General Counsel and Secretary

•	Mr. Bradley McKenna, MBA, CA, Vice President Administration and Human Resources
WowWee Canada Inc.
•	Mr. Richard Yanofsky, President
PwC has not, to the best of its knowledge, been denied access by Optimal to any information requested by PwC.
We also had discussions with Mr. David Souaid, president of Sterling Payment Solutions Inc. (“Sterling”). Finally, we have met with representatives of Genuity Capital Markets, financial advisor to the Committee.

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3	ECONOMIC OUTLOOK
A detailed discussion of the general United States and European economic conditions as at the Valuation Date is set out in Appendix B, highlights of which are presented below:
United States
Despite improving economic conditions in the latter half of 2009, real GDP is expected to contract by 2.4% for the year as a whole. However, strength in GDP Q4 2009 has improved outlook for the US economy, with a forecasted real GDP growth of 2.7% in 2010. Consumer and business confidence has increased somewhat from the cyclical lows in 2008, but considerable pessimism persists. Inflation is expected to rebound to 2.1% in 2010. The dollar is expected to continue to depreciate over the longer term.
The following table highlights key US economic indicators on or about the Valuation Date:

(annual % change unless otherwise indicated)	2008	2009	2010f	2011f	Q3 ‘09	Q4 ‘09	Q1 ‘10f	Q2 ‘10f
Real GDP[1]	0.4	-2.4	2.7	2.9	2.2	5.7	2.7	2.8
Consumer expenditure[2]	-0.2	-0.6	1.9	2.9	2.8	2.0	1.9	2.0
Durable goods[2]	-4.5	-4.0	3.1	2.8	20.4	-0.9	2.5	1.7
Disposable personal income[3]	0.5	1.3	2.4	3.3	2.1	1.8	2.2	1.6
Unemployment rate (%)[4]	5.8	9.3	10.0	9.0	9.6	10.0	10.2	10.1
Consumer Price Index[5]	3.9	-0.4	2.1	2.1	-1.6	1.4	2.8	2.2
Fed funds rate (%)[6]	1.25	0.25	0.75	2.04	0.25	0.25	0.25	0.25
10-Year government bond yield (%)[6]	2.21	3.84	4.19	4.69	3.31	3.84	3.71	3.92
Current account balance ($billions)[7]	-706	-430	-470	-475	-432	-480	-468	-467
Exchange rate (US$/Euro)[2]	1.47	1.39	1.45	1.47	1.43	1.48	1.41	1.43
Housing starts (millions)[3]	0.90	0.55	0.67	0.90	0.59	0.55	0.60	0.64

[1]	Bloomberg, quarterly figures are quarter-over-quarter annualized per cent change.

[2]	BMO, Capital Markets Economics, quarterly figures are quarter-over-quarter annualized percent change.

[3]	BMO, Capital Markets Economics, figures are year-over-year percent change.

[4]	Bloomberg, figures are as of end of period.

[5]	Bloomberg, quarterly figures are year-over-year as of the end of quarter.

[6]	Bloomberg, figures are as of end of period.

[7]	BMO, Capital Markets Economics, quarterly figures are annualized.

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Europe
The following table highlights key economic indicators of the European Union on or about the Valuation Date:

	2007	2008	2009f	2010f
Real GDP (% change)	2.8	0.6	-3.9	1.2
Consumer Price Index (% change)	2.1	3.3	0.3	1.3
Current account balance (% of GDP)	0.4	-1.0	-0.8	-0.5
Unemployment (%)	7.5	7.6	9.4	10.5
Source: Bloomberg Economic Forecasts

4	OVERVIEW OF THE TOY INDUSTRY[1]
The US toy industry recovered from declining sales in the early 2000s, posting an annual growth rate of 1.0% over the five years from 2005 to 2009. After growing by 2.7% in 2007, industry sales rose marginally by 0.8% to $4.37 billion in 2008. In addition to the slowing economy, the weakness in the industry can be mainly attributed to product recalls which affected over 200 million toys. In 2009, industry sales contracted by 2.5% to $4.27 billion, due mainly to the global economic downturn.
The North American market represents 33% of total global sales, followed by Europe at 30% and Asia at 24%. The demand for toys has been driven primarily by trends in toy preferences by children under 14 years of age as well as fluctuations in real personal disposable income and consumer sentiment.
The US toy manufacturing industry is in the mature phase of its life cycle. The industry is highly concentrated, dominated by Mattel and Hasbro which collectively have a market share of 70.0%. The number of toy manufacturers has been declining at a rate of 2.8% per year. With the influx of cheaper imports which depressed profit margins, some toy manufacturers have been forced out of the market while others have moved their production to overseas markets such as China in order to reduce production costs.

[1]	Sources: IBISWorld, Toy, Doll & Game Manufacturing in the U.S., January 27, 2010; First Research, Toy Manufacture, November 16, 2009; Rochdale Research, Hasbro Inc.¸ March 31, 2009

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Due to many ill-fated acquisitions in the 1990s, further consolidation of the industry is not expected. Merger and acquisition activity is expected to involve mainly larger companies acquiring smaller companies that are complementary to their existing portfolio.
One of the major trends of the toy industry is “age compression”, whereby children are maturing faster and outgrowing toys at a younger age than the target age. Children have increasingly switched from traditional toys to more “adult-like” merchandise and digital forms of entertainment at younger ages. According to NPD Group, the use of MP3 players by children under the age of 14 increased six times over the period from 2005 to 2009. However, given the current rate of penetration, it is expected that the growth rate of digital electronics will slow.

5	OVERVIEW OF THE COMPANY
Optimal operates in the consumer robotic, toy and entertainment products segment under the name WowWee but also has a portfolio of small retail point-of-sale merchants.
5.1 History of the payments business
Optimal was incorporated in 1984 under the federal laws of Canada. Optimal has operated and, through various subsidiaries, has actively managed a variety of businesses. Founded as a developer of retail point-of-sale self-checkout systems, the Optimal Group of companies first expanded into the complementary business of providing depot repair and field services to retail, financial services and other third party accounts. In 2004, Optimal sold its self-checkout business and entered the payment processing business through its acquisition of the Terra Payments Inc. (now the Optimal Payments Corp.). The depot repair and field services business was sold in September 2006.
Immediately following the enactment of the Unlawful Internet Gambling Enforcement Act of 2006 (the “Act”) on October 13, 2006, the Company’s then majority-owned subsidiary, FireOne Group plc, ceased to process settlement transactions originating from United States consumers. Following announcements by the United States Attorney’s Office in the Southern District of New York relating to its investigation of the US Internet gambling industry, the Company initiated discussions with the United States Attorney’s Office in the Southern District of New York.
On October 30, 2009, Optimal announced that it had entered into a non-prosecution agreement with the Office of the United States Attorney for the Southern District of New York. Under the terms of the non-prosecution agreement, a total of $19,182,418 was forfeited to the United

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States by the Company and its subsidiaries, as disgorgement of property involved in and proceeds received from the payment processing services that were provided by the Company’s subsidiaries to Internet gambling merchants in relation to the US customers of such merchants. Optimal and the United States Attorney’s Office agreed that the $19,182,418 previously seized, which had been presented as restricted cash on the Company’s consolidated balance sheets, would be applied to satisfy the forfeiture obligation.
Following the sale in 2008 and 2009 of assets from the payment processing segment, Optimal’s involvement in this segment is limited to the processing by Optimal of credit card payments for one portfolio of small retail point-of-sale merchants: the Moneris portfolio (“the Moneris Portfolio”). Optimal has subcontracted the customer service and sales agent management responsibilities related to this portfolio to an independent third party.
The payment processing business processes credit card payments for retail point-of-sale merchants. The payment processing business generates revenues primarily from fees charged to merchants for processing services. Fees charged to merchants typically include a discount rate, based upon a percentage of the dollar amounts processed, and a variety of fixed transaction fees. Merchant fees charged are based primarily upon the merchant’s transaction volume. Other fees are derived from a variety of fixed transaction fees, including fees for monthly minimum charge volume requirements, statement fees, annual fees and fees for other miscellaneous items, such as handling chargebacks. Revenue is recognized primarily at the time the transaction is performed.
5.2 WowWee
Optimal entered the consumer robotics, toy and entertainment products segment in November 2007 with the acquisition of WowWee Limited (“WowWee”). In August 2008, Optimal acquired Sablon Distribution S.A. (“Sablon”), a distributor of toy products in the Benelux countries, Austria and Germany, to strengthen and broaden WowWee’s direct distribution model and position WowWee closer to retailers and end users in Sablon’s market.
Based in Hong Kong, with offices in Carlsbad, California; New York, New York; Wauthier-Braine, Belgium; and Montréal, Quebec; WowWee designs, develops, markets and distributes technology-based, consumer robotic, toy and entertainment products.
5.2.1 WowWee’s acquisition
On November 7, 2007, Optimal acquired substantially all of the assets of WowWee, a privately-held company. The total purchase price paid for the WowWee business was

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$60.421M, consisting of a cash consideration of $46.57M, the issuance of 2,169,197 Shares at a price of $4.61(before share consolidation) for a fair value of $10M and a warrant to purchase 820,000 Shares having an estimated fair value $2.696M. The warrant has an exercise price of $5.56 per share (before share consolidation) and is exercisable for a period of 7 years ending November 7, 2014. The transaction costs amounted to $1.155M.
Prior to the acquisition, a due diligence report was prepared in July 2007. The following table shows the expected net sales revenue and EBITDA level for 2007:
In thousands of US dollars

		Due diligence
Projections for fiscal year 2007	Per WowWee	report

Net sales revenue	177,859	155,860
EBITDA	30,346	16,648

Implied purchase price on EBITDA projected	2.0	3.6

Actual results for 2007 (net sales revenue of $105M and EBITDA of $2.3M) were significantly below the expected level in July 2007 of net sales revenue and EBITDA, reflecting the considerable difficulty in accurately forecasting actual results.
5.2.2 WowWee products
WowWee showcases five product categories:
a)	WowWee Robotics: WowWee is best known for its line of robotic toys. In 2004, with the introduction of Robosapien, WowWee won its first award for entertainment robotic products that incorporate biomorphic robotics technology. The main products in the robotics line are presented below:
•	Robosapien, a robotic humanoid;

•	Roboraptor, a robotic dinosaur;

•	Femisapien, a female robot;

•	Tri-bot, a fast-moving, talking, interactive robot;

•	Robopet, a robotic dog; and

•	Robover, a tread-based, talking, roving explorer robot complete with sensor-based LED headlights, etc.

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b)	WowWee Flytech: In 2007, WowWee introduced its toy in the flight segment, the FlyTech Dragonfly, which was recognized by TIME magazine as one of “The Best Inventions of the Year”. The WowWee FlyTech main product line consists of the following:
•	Bladestar, with onboard sensors that enable it to detect and avoid obstacles;

•	Fun Flyer Moth, Mosquito and Butterfly, easy-to-use “charge and go” ornithopters;

•	Bat and Dragon, ornithopters capable of hovering flight;

•	Disney Fairies Tinkerbell, an easy-to-use vertical flying version of the Disney character;

•	Lightstar, an easy-to-use flyer with built-in LED lights;

•	Hoverpod, a fast moving vehicle capable of moving across carpet as well as smooth surfaces; and

•	Crash-FX, a toy vehicle that explodes into pieces upon impact and can be quickly reassembled with the “easy-snap” system.
c)	WowWee Alive: In 2005, WowWee introduced its WowWee Alive brand. In 2008, WowWee introduced the Alive Cubs: life-like plush animals that come “alive” when nurtured. Touch sensors trigger animated facial and vocal expressions; tilt sensors trigger responses to positional changes. Available in four different styles, the brand is expected to expand with WowWee Alive II, four new styles, WowWee Alive Minis and WowWee Alive Sleeping Cuties.

d)	Think Wow Toys: Think Wow Toys (“TWT”) develops, manufactures and markets various novelty and plush toys at a variety of price points. TWT products include plush, pillows, novelty food, action figures, dolls and fashion accessories primarily based on well known third party brands (such as Disney’s Fairies and Princess, Hannah Montana, High School Musical, Jonas Brothers and Winnie the Pooh).

e)	WowWee Technologies: In 2008, WowWee introduced Rovio, a Wi-Fi enabled mobile webcam that can be controlled remotely from anywhere in the world using a web-enabled device. In 2009, WowWee launched the Cinemin suite of ultra-portable, multimedia pico projectors, which are designed to work with mobile devices such as Apple iPod and iPhone.
In May 2010, WowWee will launch a new product, Paper Jamz. Paper Jamz is a range of cool new guitars and drums with unique technology that makes playing music easy to pick up and play. For example, Paper Jamz’s guitars look like real instruments, but are lighter and thinner and have no strings. To play, kids simply run their fingers over the printed strings, frets and

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neck of their guitar. In its budget prepared in January 2010, Optimal expects that Paper Jamz will generate over $50M in sales in 2010. As of the date of this report, we understand that the Company has received non-firm orders for approximately $90M to $100M from major retailers.
5.2.3 WowWee sales and manufacturing
The Company designs its own product prototypes and production tools, dies and moulds while the manufacturing of its products on a day-to-day basis is outsourced to third party manufacturers in China, many with whom WowWee has a longstanding relationship. Consistent with industry practice, the use of third party manufacturers allows WowWee to avoid incurring fixed manufacturing costs while improving flexibility, capacity and production technology.
The main suppliers of WowWee are: 1) Early Light, 2) Wah Shing and 3) Dynamic Industries. We understand that Early Light is the largest manufacturer in the toy industry supplying a major part of Mattel and Hasbro’s products. WowWee’s relationship with Early Light dates back more than 15 years. We understand that as a result of that relationship, Early Light has tolerated the delayed payment of its receivables.
5.2.4 WowWee distribution channel and customers
WowWee’s products are sold mainly in North America (65% in 2008 according to the 10-K report) with the balance being sold internationally through a range of brick and mortar channels such as grocery stores, pharmacies, toy shops, department stores and high-end consumer technology stores. WowWee’s products are also available online on WowWee’s website, on the US retail customers’ websites and through Internet-based “e-tailers” such as Amazon.com and Buy.com.
WowWee’s top five customers for each of the last two years are presented in the table below:

2008	2009
Distributor
BDI Archbrook Laguna	Sablon

Retailer
Target	Toys “R” US
Radio Shack	Target
Toys “R” US	Radio Shack
Costco Wholesale	Kmart

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In 2009, WowWee did not receive any significant orders from Walmart or Costco Wholesale. However, Walmart has shown significant interest in WowWee’s Paper Jamz 2010 new product line.
WowWee does not have written agreements with its customers. The majority of the orders are traditionally written during the first two quarters of the year, with shipments occurring throughout the year as new product becomes available. The majority of the product shipments occur during the third and fourth quarters of the year.
5.2.5 WowWee’s seasonality
As mentioned previously, WowWee’s sales are essentially made in the third and fourth quarters. In the toy business, seasonality factors cause operating results to fluctuate significantly from quarter to quarter. Operating results may fluctuate as a result of factors such as the timing of new products, the advertising activities of competitors, delivery schedules set by customers and the emergence of new market entrants.
These seasonal purchasing patterns and requisite production lead times cause risk in business associated with the underproduction of popular toys and the overproduction of toys that do not match consumer demand. Retailers also attempted to manage their inventories more tightly in recent years, requiring WowWee to ship products closer to the time the retailers expect to sell the products to consumers.
In anticipation of retail sales in the traditional holiday season, WowWee significantly increases production in advance of the peak selling period, resulting in a build-up of inventory levels over the first three quarters, and a corresponding peak in accounts receivable, which results in seasonal working capital financing requirements.
5.2.6 WowWee risk factors
The recent global economic deterioration and financial crisis adversely affected WowWee’s business and financial results. As WowWee designs, manufactures and markets a wide variety of consumer robotic, toy and entertainment products worldwide, WowWee’s sales are directly impacted by the level of discretionary consumer spending, which has deteriorated sharply in the United States and in many countries around the world in which WowWee’s products are sold.
WowWee’s sales are concentrated among a relatively small number of major retailer customers, which exposes WowWee to any financial difficulties, changes in purchasing preferences or policies these customers may experience or implement. Many of these key

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customers are mass-market retailers. In the past, the United States mass-market retail channel experienced significant shifts in market share among competitors, causing some large retailers to undergo liquidity problems. Certain of WowWee’s customers filed for bankruptcy in 2008 and 2009 and the recent global economic crisis has adversely affected the financial condition of most retailers. WowWee’s sales to customers are typically made on credit without collateral.
WowWee competes with a wide range of manufacturers, marketers and sellers of consumer electronics and play products, many of which are larger than Optimal and have greater financial resources.
As mentioned earlier, retail sales of WowWee’s products are susceptible to important seasonal variations, with a majority of sales occurring in the third and fourth quarters. As a result, WowWee’s operating results depend, in large part, upon sales made during this period. If WowWee’s sales, operating earnings or cash flows from operating activities during this period in any fiscal year are low, for whatever reason, WowWee may not be able to compensate sufficiently during the first three quarters of the fiscal year.
WowWee’s future success depends largely on the continued contribution of its key executives, designers and technical personnel in order to introduce novel and attractive toys to the market and satisfy consumer preferences.
6 OPTIMAL HISTORICAL TRADING PRICE
Optimal’s stock price has decreased significantly over the past three years from $9.34 ($46.70 after consolidation of shares) per share as at January 3, 2007 to $0.39 ($1.95 after consolidation of shares) per share as at August 26, 2009. As at August 27, 2009, Optimal consolidated its stock 5:1. As at December 31, 2009 and March 12, 2010, Optimal’s stock price was $1.72 (5-day average) and $1.64, respectively.
The following table summarizes the volume and price of Optimal’s stock over the last two years on a quarterly basis:

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	Adjusted closing price		Trading volume
	Low	High	Daily average	Total
Q1 2008	2.15	9.65	15,316	934,285
Q2 2008	8.30	13.70	11,237	719,153
Q3 2008	10.45	17.10	16,534	1,058,189
Q4 2008	13.75	23.30	18,509	1,184,558
Q1 2009	1.20	3.85	27,737	1,691,966
Q2 2009	1.40	3.60	18,899	1,190,638
Q3 2009	1.80	3.20	14,272	913,437
Q4 2009	1.62	3.50	13,829	885,043
Source: CapitalIQ, 10-K
Optimal shares are relatively illiquid based on the total trading volume of the last five quarters.
The Shares are listed on the NASDAQ and trade under the symbol “OPMR”. The following graph shows the historical trading price of the shares:

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7 FINANCIAL ANALYSIS
7.1 WowWee
The comparative summary showing the financial results of WowWee for the last six years and the forecasted results for 2010 is presented below. The financial results include Sablon starting in August 2008.

	Years ended and ending December 31 1,2,3,4& 5							Budget FY 2010[6]
In thousands of US dollars	2004	2005	2006	2007	2008	2009	2009F	Scenario 1	Scenario 2
						(9 months)
Net sales revenue	60,048	137,153	124,970	104,669	93,395	41,919	66,442	97,778	70,000
Increase (decrease in net sales revenue)	N.A.	128.4%	-8.9%	-16.2%	-10.8%	-42.2%	-28.9%	N.A.	N.A.

Gross profit	22,555	58,172	38,498	31,008	26,995	5,752	7,108	29,160	21,000
As a % of net sales revenue	37.6%	42.4%	30.8%	29.6%	28.9%	13.7%	10.7%	29.8%	30.0%

Selling, general and administrative expenses	16,867	30,653	34,163	28,636	38,485	32,089	45,834	25,013	25,013

EBITDA	5,688	27,519	4,335	2,372	(11,490)	(26,337)	(38,726)	4,147	(4,013)
As a % of net sales revenue	9.5%	20.1%	3.5%	2.3%	-12.3%	-62.8%	-58.3%	4.2%	-5.7%

Notes

[1]	Numbers from 2004 to 2006 are taken directly from the due diligence draft report on WowWee dated July 5, 2007.

[2]	Numbers in 2007 are based on WowWee’s statement of earnings for fiscal year 2007.

[3]	Numbers in 2008 are based on 2008 10-K.

[4]	2009F numbers have been estimated by Management based on available information up to March 12, 2010.

[5]	Numbers for the period of 9 months ended September 30, 2009 are based on the 10-Q for the period ended September 30, 2009

[6]	Based on the budget prepared by Management as at January 15, 2010. These amounts exclude other income of $3M from the payment processing business.
7.1.1 Revenues
WowWee’s revenues have varied significantly over the period. They peaked in 2005 and have decreased significantly ever since. Success for any given year is determined by the development of novel products followed by a successful launch early enough in the selling season.
According to Management, sales are expected to reach $66M for 2009. EBITDA relative to the toy business is expected to be negative by approximately $12.4M in the fourth quarter.

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The following table presents historical revenues per product:

	Net sales revenue for the fiscal year ended December 31[1] ,
In thousands of US dollars	2004	2005	2006	2007	20082&4	2009[3]
2004 products
Robosapien 1	52,303	27,453	15,705	12,505	2,813	1,503
Others	7,385	8,153	3,271	5,117	545	248

	59,688	35,606	18,976	17,622	3,358	1,751

2005 products
Roboraptor		56,088	18,315	6,230	2,691	2,824
Robopet		21,628	11,381	2,519	370	6
Robosapien 2		18,470	14,341	326	255	179
Others		5,839	8,451	2,382	336	27

	—	102,025	52,488	11,457	3,652	3,037

2006 products
Roboreptile			47,950	4,490	60	4
Others			5,667	2,124	362	92

	—	—	53,617	6,614	422	96

2007 products
Dragonfly				37,852	4,609	21
Panda/Mini Panda				6,442	186	221
Roboquad/Mini Roboquad				13,630	1,605	19
Others				7,021	256	158

	—	—	—	64,945	6,656	419

2008 products
Tribot/Mini Tribot					17,689	2,991
Bladestar					17,215	834
Alive Cub					12,311	5,309
Rovio					3,630	—
Tinkerbell/Fairy					5,954	—
Others					13,249	317

					70,048	9,450

2009 products
Alive Cub II						12,077
Alive Mini Cub						8,617
Robover						6,090
Fun Flyer / TinkerBell						4,458
Others						20,447

	—	—	—	—	—	51,689

	59,688	137,631	125,081	100,638	84,137	66,442

Adjustment	360	(478)	(111)	4,031	9,258	—

Net sales revenue as per F/S	60,048	137,153	124,970	104,669	93,395	66,442

[1]	From 2004 to 2007, numbers are taken from the due diligence report prepared on WowWee.

[2]	2008 numbers have been provided by Management.

[3]	2009 numbers have been estimated by Management based on the revenues for 9 months ended September 30, 2009.

[4]	The adjustment in 2008 is partially explained by other products distributed by Sablon.

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WowWee experienced a record year in 2005 thanks to three successful products launches, specifically: Roboraptor, Robosapien 2 and Robopet. In 2005, WowWee was still earning significant revenues from Robosapien 1, a product introduced to the market earlier in 2004.
In 2006, WowWee launched one successful product; the Roboreptile (similar to the Roboraptor) while the products launched in 2004 and 2005 were still generating important revenues for WowWee.
In 2007 and 2008, WowWee was more successful in generating more revenues from its new products than in 2006 ($54M in 2006, $65M in 2007 and $70M in 2008) although earnings from its legacy products were considerably lower ($71M in 2006, $40M in 2007 and $18.6M in 2008).
Given that WowWee’s products have a limited product lifecycle, the majority of revenues are earned in the first two years following launch. The graph below shows the split in revenues between legacy products and new products:
In 2009, WowWee’s revenues were negatively impacted by the economic downturn, with products launched in 2009 generating substantially less revenue than products launched in 2008 ($52M versus $70M). Walmart and Costco Wholesale, who were major retailer customers in 2008 placed no orders in 2009 and BDI Archbrook Laguna, the most important distributor-customer, in 2008 with some $12M, reduced its orders to less than $0.5M for the nine months ended September 30, 2009. Alive product revenues rose from 2008 and represent approximately 40% of 2009 revenues.

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Based on discussions with Management, we understand that revenues have decreased since 2006 as a result of two major factors:
1.	The popularity of robotic toys has diminished with the introduction of highly sophisticated gaming consoles such as the XBOX 360® (introduced in November 2005), the PS3™ (introduced in November 2006) and the Nintendo Wii® (introduced in September 2006).

2.	The consolidation of toy retailers in North America resulted in a few major players (Walmart, Toys“R”Us and Target) having a higher purchasing power. As a consequence, WowWee’s sales prices have decreased.
7.1.2 Gross profit margin
Gross profit margin averaged 40% of revenues in 2004 and 2005; it then decreased to approximately 30% in 2006 due to the mix of new products (42%) compared to legacy products (58%). The prices of legacy products are reduced significantly following the first year they are introduced to the market.
Subsequent to 2006, gross profit margin remained around 30% as customers could not continue to pay premium prices for robotic toys, forcing Management to change its pricing strategy accordingly. Management implemented a new pricing strategy whereby new products are now retailing at lower prices.
7.1.3 EBITDA margin
EBITDA margins have decreased since 2005 and became negative in 2008. Management also expects EBITDA to be negative in 2009.
7.1.4 Forecasted results
Management forecasts two levels of sales for 2010, $70M and $98M for the WowWee’s products. According to Management, 2010 sales will be driven mostly by one new product: Paper Jamz ($56M in the $98M revenue scenario). The other product lines that will contribute to 2010 revenues are: Alive™, Food and Robots.
In 2009, the Company did not have any significant sales to Walmart or Costco. In order to reach forecasted sales level, Optimal will have to return to these retailers with a successful new product.

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Management has informed us that major retailers such Walgreens, Walmart, Target and Toys “R” US have placed orders or demonstrated interest for Paper Jamz for approximately $90M to $100M.
However, Alive products were removed from the shelves at Target, a major customer, and replaced with a similar product line, FurReal Friends, from Hasbro.
Management expects an improvement of the gross margin to approximately 30% in 2010.
As at January 15, 2010, Management forecasts a level of selling, general and administrative expenses (“SG&A”) of $25M, whether the revenues reach $70M or $98M. This level of expenses takes into consideration the voluntary salary reduction of 25% of three senior officers as well as other cost reduction measures (closure of New York and California offices, staff reduction in Hong Kong). As a comparison, SG&A amounted to $38.5M in 2008 and $32M for the first nine-month period ended September 30, 2009.
According to Management, in its best case scenario, WowWee will earn $4M of EBITDA and in the worst case scenario will suffer an EBITDA loss of approximately $4M.
7.2 Moneris Portfolio
As at September 30, 2009, the Moneris Portfolio consisted of 3,200 merchants and generated average net monthly revenues of $248,000 before management fees and commission. The Portfolio is managed by Sterling Payment Solutions (“Sterling”) for a flat fee of $22,000 per month plus the bulk (80%) of the value of any new business they bring in. The current annualized EBITDA after management fees amount to $2.7M.
The Moneris Portfolio generated annual EBITDA of approximately $4M in October 2005, $3.1M for 2008 and $2.7M for the last twelve months (“LTM”) ended June 30, 2009. Revenues have decreased at an annual rate of approximately 6.2%. However, revenues have declined by 12.9% when comparing revenues for 2008 and LTM ended June 30, 2009. Also, we understand that in September 2009, Euro-Pro, one of the largest portfolio accounts representing 8% of revenue, decided to change its service provider.
Cash flows generated by the Moneris Portfolio are declining year-over-year because merchants leaving the Portfolio have a higher profit contribution than new merchants; according to the agreement with Sterling, the bulk value of new clients belongs to Sterling. The President of Sterling mentioned that depending on the nature of the underlying business’ operations, it can be fairly easy for a merchant to change service providers and that payment processing services are considered to be somewhat of a commodity where price competition is key.

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The implied attrition rate in the number of merchants since the acquisition date (2006) is approximately 17% per year. According to the President of Sterling, the attrition rate of the Moneris Portfolio would have been significantly higher if Sterling had not managed the accounts for Optimal.
8 FINANCIAL POSITION
The unaudited consolidated balance sheet of Optimal as at September 30, 2009 is presented below by segment:

	Sept. 30, 2009[1]
		Payment	Optimal
		processing	Group	Elimination	Consolidated
In thousands of US dollars	Toy business	business	Holding	entries	balance sheet
Current assets
Cash	8,308	—	12,883	—	21,192
Accounts and other receivables	26,126	260	207	—	26,593
Current portion of the balance of sale	—	2,127	—	—	2,127
Inventories	21,948	—	—	—	21,948
Prepaid expenses and others	1,251	—	208	116	1,575
Current assets related to discontinued operations	—	1,495	—	—	1,495

	57,633	3,882	13,298	116	74,930

Balance of sale receivable	—	8,000	—	—	8,000
Property and equipment	3,503	—	485	—	3,988
Intangible assets	29,355	4,296	—	—	33,651

Total assets	90,491	16,178	13,783	116	120,569

Current liabilities
Bank indebtedness	14,140	—	—	—	14,140
Accounts payable and accrued liabilities	35,402	247	1,359	—	37,008
Accounts payable and accrued liabilities related to discontinued operations	171	3,773	—	—	3,944
Current portion of long-term debt	915	—	—	—	915
Income taxes payable	(96)	3,322	273	—	3,499
Deferred income taxes	838	—	—	—	838

	51,370	7,342	1,632	—	60,344

Deferred income taxes	6,892	—	—	—	6,892
Long-term debt	1,966	—	—	—	1,966
Long-term liabilities related to discontinued operations	—	10,383	—	—	10,383

	60,228	17,725	1,632	—	79,585

Shareholders’ Equity
Share capital					252,488
Warrants					2,696
Additional paid-in capital					65,727
Deficit					(276,910)
Accumulated other comprehensive loss					(3,017)

					40,984

Total liabilities and shareholders’ Equity					120,569

Note

[1]	Based on the internal consolidated financial statement per segment of Optimal as at September 30, 2009 provided by Management.

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8.1Toy business segment
The toy business segment encompasses the assets and liabilities of WowWee and Sablon.
8.1.1Working capital
The historical working capital of Optimal and its level of cash are presented below:
Prior to the acquisition of WowWee in November 2007, Optimal earned significant revenues from the payment processing of online gaming activities and accumulated a considerable amount of cash. When the US authorities established that online gaming transactions were deemed illegal, Optimal ceased the payment processing related to these operations and invested the unrestricted cash balance in other businesses. As a result of the WowWee acquisition, the cash balance decreased by $46M.
WowWee did not require significant levels of working capital. As a result of good relationships with its suppliers, WowWee was able to use them as a financing source. WowWee orders the suppliers to manufacture the products only when it receives orders from clients. According to the agreement with the suppliers, WowWee is billed only when the products leave China’s port; WowWee was able to ask the suppliers to hold that inventory until it receives a firm order from its clients. Except for certain US sales, WowWee does not hold significant inventory. The cash levels and working capital did not change noticeably between the acquisitions of WowWee and Sablon.

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The working capital has been declining progressively from June 2008 to December 2009 primarily as a result of significant losses suffered by Optimal (negative EBITDA of $35M for the year ended December 31, 2009) which consumed a significant amount of cash.
As at December 31, 2009, the working capital of Optimal, excluding the payment processing segment, amounted to $6.3M or 9.5% of 2009 projected revenues (estimated at $66M based on discussions with Management). Based on our analysis of somewhat comparable public companies in the toy industry (refer to Appendix D), the average level of working capital amounts to approximately 30% of revenues. As at December 31, 2009, it is estimated that Optimal requires a working capital injection of $15 M to $23M to address the situation with suppliers and achieve the projected 2010 sales level.
Considering Sablon’s precarious financial position, its administrators prefer to pay up the bank indebtedness ahead of the suppliers including WowWee, which supplies approximately 70% of Sablon’s products.
In fact, Management has informed us that as a result of the problem with Sablon and the losses suffered by WowWee over the past two years, WowWee currently has major difficulties in paying its suppliers. Consequently, the suppliers are very upset and one factory is accepting new orders from WowWee on a letter of credit basis only, which means cash upfront. Furthermore, the suppliers have given WowWee until the Chinese New Year or February 14, 2010 as a deadline, to pay most of the amount due, which was not done by the Company. We understand that at the date of this report, other suppliers continue to cooperate on a day to day basis with Optimal.
8.1.2 Long-term debt
The long-term debt of $2.0M and the current portion of the long-term debt are detailed as follows:
•	a loan payable to a selling shareholder of Sablon, maturing in 2011, bearing interest at 7%;

•	other loans, bearing interest at rates ranging from 5% to 8.4%.
8.2 Payment processing business
The balance of sale (current portion of the balance of sale $2.1M and balance of sale receivable $8.0M) represents the unpaid balance related to the sale of United Bank Card Inc.’s portfolio of Merchant Processing (“UBC Portfolio”). As at February 2, 2009, Optimal sold to United Bank Card, Inc. (“UBC”) the UBC Portfolio for an amount of $11M, bearing a monthly

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interest rate of 1%. The balance of sale receivable is reduced by 50% of the aggregate amount of monthly residuals earned on the portfolio, net of service fee. The balance of sale receivable is guaranteed by Mr. Isaacman and UBC. Optimal has also received, as part of the transaction, a warrant, exercisable for a nominal consideration, giving Optimal the right to acquire treasury shares, representing up to 3.5% of the outstanding shares of UBC, if the purchase price is not settled prior to specified dates. We understand that Management has decided to write-down the balance of sale receivable to a maximum amount of $5M pursuant to a triggering event (See section 10.2.6), which is still being discussed with its auditors.
Current assets related to discontinued operations include cash held on reserve related to the Merrick portfolio, various accounts receivable and prepaids. Current liabilities related to discontinued operations include various provisions for pending lawsuits and potential liabilities.
Long-term liabilities related to discontinued operations ($10.4M) represent a payment processing reserve account balance payable to Internet gambling merchants of its former payment processing business. Pursuant to the non-prosecution agreement that the Company entered into with the United States Attorney’s Office in October 2009, Optimal recognized that the services provided by these merchants violated certain United States laws; on the basis of advice received by Management that a court would not enforce Optimal’s obligation to pay these merchants their respective processing reserve account balances, should they attempt to enforce payment, these liabilities in the amount of $10.4M will be derecognized (reversed) during the three months ending December 31, 2009. We understand that available US fiscal losses will be sufficient to offset most of this revenue.
OGOP Payments Inc. (formerly Optimal Payments Inc.) has received a request for information from the United States Attorney’s Office in the Eastern District of New York pertaining to its former involvement in processing transactions for Internet pharmacies. OGOP Payments Inc. has had discussions with that Office relating to those processing activities. No provision has been recorded by OGOP Payments Inc. for this matter because the outcome of these discussions and the amount of loss, if any, are not determinable.
9 VALUATION METHODOLOGIES
9.1 Valuation approach
Valuations are primarily based on one of three major approaches: one being dependent on earnings/cash flows, an approach based upon asset values and a market approach. A summary of the alternative valuation approaches is set out in Appendix C.

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9.2 Selected methodology used to value the Company
In preparing the Formal Valuation of Optimal, PwC has selected the adjusted net asset method given that Optimal suffered significant losses in the last two years, the difficulty for Management to accurately forecasting revenues for any given year and the important cash investment required in working capital to maintain the business operations.
In order to determine the FMV of the Moneris Portfolio, we have used an approach based on the cash flows expected to be generated by the Portfolio.
Finally, in order to assess the reasonability of the adjusted net asset value of the toy business segment, we have calculated its implied EBITDA multiples that we have compared to somewhat comparable public companies.
In applying the adjusted net asset method, each asset and liability appearing on the balance sheet is written up or down, as the case may be, to its respective current or fair market value as of the valuation date, on a going-concern (as opposed to a liquidation) basis. Corporate income taxes relating to the above adjustments are notionally deducted (or added), depending on the circumstances, to arrive at adjusted shareholders’ equity on a net basis.
10 DETERMINATION OF FAIR MARKET VALUE
We have identified three major blocks of assets and liabilities in determining the value of the Shares of Optimal:
1.	Toy business segment, including WowWee and Sablon;

2.	Payment processing, including Moneris Portfolio and the balance of sale receivable from UBC; and

3.	Severance packages.
The following table presents the accounts in the balance sheet and off balance sheet that need to be written up or down. The justifications of each adjustment are presented in the following sections.

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		Tangible	Fair market value
In thousands of US dollars	Book value[1]	book value	Low	High	Reference

I — Toy business segment
Cash and cash equivalents	17,037	17,037	17,037	17,037	Note 2
Accounts and other receivables	26,335	26,335	26,335	26,335
Inventories	21,948	21,948	21,948	21,948
Prepaid expenses and others	1,575	1,575	1,575	1,575

	66,895	66,895	66,895	66,895
Property and equipment	3,988	3,988	3,988	3,988
Intangible assets	29,355	—	14,000	14,000	Section 10.1.1
Fair market value of tax losses	—	—	400	1,100	Section 10.1.2

	100,238	70,883	85,283	85,983

Bank indebtedness	(14,140)	(14,140)	(14,140)	(14,140)
Accounts payable and accrued liabilities	(36,761)	(36,761)	(36,761)	(36,761)
Current portion of long-term debt	(915)	(915)	(915)	(915)
Income taxes payable	(177)	(177)	(177)	(177)
Discontinued short-term liabilities	(170)	(170)	—	—	Section 10.1.3
Deferred income taxes	(838)	—	—	—	Section 10.1.4

	(53,001)	(52,163)	(51,993)	(51,993)
Deferred income taxes	(6,892)	—	—	—	Section 10.1.5
Long-term debt	(1,966)	(1,966)	(1,966)	(1,966)

	(61,859)	(54,129)	(53,959)	(53,959)

Net asset value as at September 30, 2009	38,379	16,754	31,324	32,024
Less: Estimated EBITDA loss for the fourth quarter			(11,473)	(11,473)

Net asset value as at December 31, 2009	38,379	16,754	19,851	20,551

II — Payment processing business segment

Liabilities, net of assets not related to Optimal Merchant Services Inc.

Accounts receivable	160	160	160	160
Current assets related to discontinued operations	299	299	—	—	Section 10.2.1
Accounts payable	(8)	(8)	(8)	(8)
Income taxes payable	(2,339)	(2,339)	(2,339)	(1,170)	Section 10.2.2
Short-term liabilities related to discontinued operations	(3,774)	(3,774)	(3,774)	(2,874)	Section 10.2.3
Long-term liabilities related to discontinued operations	(10,383)	(10,383)	—	—	Section 10.2.4

	(16,045)	(16,045)	(5,961)	(3,892)

Optimal Merchant Services Inc.

Cash and cash equivalents	4,155	4,155	4,155	4,155	Note 2
Accounts receivable held as reserve	938	890	938	938
Accounts receivable	349	349	349	349
Prepaids & customer reserves	7	7	—	—	Section 10.2.1
Accounts payable and accrued liabilities	(239)	(239)	(239)	(239)
Income taxes payable	(983)	(983)	(983)	(983)

	4,227	4,179	4,220	4,220
Intangible assets (Moneris Portfolio)	4,296	—	3,500	4,000	Section 10.2.5
UBC balance of sale receivable	10,127	10,127	5,000	5,000	Section 10.2.6

	18,650	14,306	12,720	13,220
Severance packgage — Holden, Neil and Gary			(14,483)	(14,483)

Value of Optimal Merchant Services Inc., net of severance package and other agreement forgiven (nil if negative)			—	—

	2,605	(1,739)	(5,961)	(3,892)

III — Other liabilities

Severance packages — other than Holden, Neil and Gary	—	—	(3,523)	(3,523)	Section 10.3

Optimal shareholders’ equity	40,984

Note

[1]	Based on the internal financial statements provided by Management as at September 30, 2009.

[2]	After deduction of an amount of cash of $4,155K necessary to pay the income taxes on behalf of Holden L. Ostrin (“Holden”), Neil S. Wechsler (“Neil”) and Gary S. Wechsler (“Gary”) on the transfer of Optimal Merchant Services Inc. shares as per the agreement between Holden, Neil and Gary and the Offeror, the amount due under reduction of salary agreement, the payment of the forced savings and other expenses related to the agreement between Holden, Neil and Gary and the Offeror.

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10.1 WowWee
10.1.1 Intangible assets
Intangible assets are made up mostly of customer relations and trade names related to the acquisitions of the toy business segment. Subsequent to significant reductions in sales since acquisition and growing EBITDA losses over the last two years, we believe that the earning power is insufficient to justify the carrying book value of these intangible assets. We have attributed a value of $14.0M to intangible assets. This amount is mostly attributable to PaperJamz and WowWee trade name and trademarks and is justified by our implied EBITDA multiples (section 10.1.5).
10.1.2 Fair market value of income tax losses
It is estimated that Optimal’s operating tax losses as at December 31, 2009 will approximate $100M. The final accounting treatment of tax matters as at December 31, 2009 has not been finalized yet with the Company’s auditors.
Management has informed us that it is unlikely that significant taxable income will be earned in the future in territories other than Hong Kong, where the tax rate is 16.5%.
Significant losses relate to the former payment business segment ($30M in Canada and $13M in the US). There are no employees left with Optimal from this sector.
We understand that upon a change of control, there are strict limitations to the use of US tax losses. According to Management, tax laws in Hong Kong allow the use of tax losses irrespective of a change of control. In estimating a value for the tax losses, we considered the prevailing rule of thumb in Canada of approximately CA$0.03 to CA$0.05 per dollar of the tax attribute. This rule of thumb assumes that the tax rate approximates 32%. Applying the Canadian rule of thumb to the losses in Hong Kong adjusted to reflect the lower tax rate of 16.5%, we have estimated the mid-point of the rule of thumb to be $0.02 per dollar of losses.
As a result of the retirement from the payment business in Canada and the United States, coupled with the restrictions on loss utilization, we have not attributed any value to the US tax losses nor to the Canadian losses related to the payment processing business. Since Management does not believe that significant profitability will be realized other than in Hong Kong, on the low end of the range, we have only attributed a value to the Hong Kong losses; on the high end of the range, we have attributed a value to the losses in Hong Kong, Canada and Europe.

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Based on our analysis, the FMV of the tax losses is estimated at between $0.4M and $1.1M.
10.1.3 Discontinued short-term liabilities
According to Management, this amount should be written off as it relates to an old balance that will not be paid.
10.1.4 WowWee’s deferred income taxes
As a result of the elimination of a portion of the intangible assets, and the unrecorded amount of tax losses, we have eliminated the related deferred income taxes.
10.1.5 Fourth quarter EBITDA
Based on preliminary figures provided by Management, the EBITDA for the fourth quarter is estimated to be negative of approximately $11.5M. We have therefore adjusted our valuation range based on September 30, 2009 balance sheet to reflect the fourth quarter loss.
10.1.6 Conclusion and implied multiples — toy business
Based on the previous analyses, the net asset value of the toy business is estimated at between $19.9M and $20.6M.
In order to assess the reasonability of this value, we have calculated its implied EBITDA multiple and then compared it to the multiples of somewhat comparable trading companies.
The projected EBITDA of the toy business estimated by Management (See Section 7.1) of negative $4.0M to positive $4.1M has been adjusted upward by $4.4M to reflect the potential costs savings associated with the privatization of the Company as well as other savings related to elimination of senior executives’ remuneration and other various head office costs. These cost savings represent 64% of Optimal’s budgeted head office charges for 2010. The mid-point of the 2010 EBITDA range is $4.4M as calculated below:

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In thousands of US dollars	Low	High
Projected Sales — 2010 Toy business	70,000	97,778

2010 Optimal’s forecasted EBITDA — According to management	(1,013)	7,147
EBITDA — Payment processing business included in 2010 budget	(3,000)	(3,000)

EBITDA — 2010 Toy business	(4,013)	4,147
Potential economies — privatization
Public company costs (Annual report, directors, public listings)	554	554
Other head office costs (Executives, legal, accounting)	3,800	3,800

EBITDA — 2010 Toy business	341	8,501

	Midpoint:	4,421
	Rounded	4,400
Considering the high level of interest demonstrated by retailers as of the date of this report for the PaperJamz new product line, we have selected an EBITDA ($4.4M to $8.5M) in the upper part of the range.
As presented in the following table, the total enterprise value (“TEV”) of the toy business is made up of the value of the net assets of the toy business and the interest-bearing debt, net of cash. We have also included an amount of $15.0M to $23.0M representing the estimated required investment in working capital necessary to reach the 2010 projected sales level.

In thousands of US dollars	Low	High

Value of toy business segment — net assets	19,851	20,551
Add:
Bank indebtedness	14,140	14,140
Interest-bearing debt	2,881	2,881
Less:
Cash	(17,037)	(17,037)

	19,835	20,535
Required investment in working capital	15,000	23,000

Total enterprise value	34,835	43,535
EBITDA — 2010 WowWee business	4,400	8,500

Implied TEV/EBITDA multiple	7.9	5.1

The implied TEV/2010 EBITDA multiples range between 5.1 and 7.9. These multiples compare with somewhat comparable publicly traded companies in the toy industry’s next twelve-month EBITDA multiples ranging between 4.8x and 7.6x for an average of 6.1x (Appendix E). Mattel and Hasbro, who dominate the US toy industry with a 70% market share, have TEV to projected 2010 EBITDA multiples of 7.1 and 7.6 respectively. Jakks Pacific and RC2 which are more comparable in terms of size to WowWee, have projected EBITDA

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multiples of 4.9 and 4.8 respectively. The mid-point of our TEV/EBITDA multiple of 6.5x represents a premium of approximately 35% over somewhat similar size comparable companies trading multiples.
When Optimal acquired WowWee in 2007, the implied multiple of the transaction was 3.6x the expected 2007 EBITDA at the date of due diligence.
10.2 Payment processing business segment
10.2.1 Current assets related to discontinued operations
According to Management, an amount of $306K related to tax credits and prepaid should be written off.
10.2.2 Income taxes payable
The final accounting treatment of tax matters as at December 31, 2009 has not been finalized yet with the Company’s auditors. Most of the income tax payable relates to taxes calculated under FIN48, (“Accounting for Tax Uncertainties”), which obliges the Company to book unrecognized tax benefits as a liability.
Based on our discussion with Management, we have reduced the amount of income tax payable by 50% (high value) to reflect the probability that this amount will eventually not be paid by the Company.
10.2.3 Short-term liabilities related to discontinued operations
According to Management, some liabilities related to discontinued operations amounting to approximately $900K (accrued expenses) should be written off as it is very unlikely that they will be paid in the future.
10.2.4 Long-term liabilities related to discontinued operations
As discussed in Section 8.2, long-term liabilities related to discontinued operations ($10.4M) represent a payment processing reserve account balance payable to Internet gambling merchants of its former payment processing business. Based on Note 10c to Optimal’s 10-Q for the period ended September 30, 2009, long-term liabilities related to discontinued operations will be derecognized in Q4 2009. We understand that available US fiscal losses will be sufficient to offset this revenue.

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10.2.5 Valuation of the Moneris Portfolio
Intangible assets in the payment processing segment relate to the Moneris Portfolio. We have replaced the book value of the intangible assets with their FMV.
In order to value the Moneris Portfolio, PwC selected an income approach as the Portfolio has historically generated positive cash flows and is expected to continue to be profitable in the future. PwC considered the discounted cash flow approach (“DCF”) in determining the FMV of the Moneris Portfolio as cash flows have been and are expected to decline as a result of attrition.
The following assumptions were considered in the DCF:
Revenue
In order to establish the revenue for the first year, we have annualized the average monthly cash flows before Management fees of the LTM ended June 2009 of $228K (which exclude revenues from Euro-Pro Group as it changed its service provider), which amount to approximately $2.7M, and deducted an amount of $200K to consider the attrition between July and December 2009.
Attrition rate
We have considered the following factors in the selection of an attrition rate:
1.	The historical annual attrition rate on the number of merchants has amounted to 16.9%.

2.	Based on discussions with Sterling’s management, we understand that industry attrition rates generally range between 12% and 15%.

3.	Sterling’s contract is key in maintaining a low attrition rate. The management contract with Sterling is automatically renewed until March 2011.

4.	Under Sterling’s management, the attrition rate has been somewhat mitigated by Optimal’s share (20%) of new customers generated by Sterling.
Considering the previous factors, we have selected a net attrition rate of 14% applied on the declining balance of revenues.
Management fees
Based on discussions with Sterling management, the management contract has been automatically renewed for a one-year period until March 2011 at the same rate of $22,000 per

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month. Therefore, we have assumed that the management contract would amount to $264,000 per year.
Initial investment for merchant reserves
Banks and credit card issuers typically require the payment processor to carry sufficient merchant reserves to protect against losses on charge-backs. The amount of the reserve account is a function of the Portfolio’s volume and charge-back history. Historically, Optimal as a public company was exempt from such requirements. However, any potential buyer would have to establish an appropriate merchant reserve account. According to our discussions with Sterling’s management, the amount of the reserve is estimated at $1.5M.
Consequently, we assumed that a potential buyer would need to invest an amount of $1.5M at the beginning of year 1. We have also assumed that the amount of the reserve would decrease proportionally with the Portfolio’s volume. Therefore, we have added back 14% of the remaining balance of $1.5M for each year.
Finally, we assumed that the cash reserve would generate interest income at an annual rate of 1.5% after taxes.
Income taxes
For each year, income tax was calculated on free cash flows before income taxes. As for the rate, we have selected a tax rate of 35%, based on the tax rate applicable in the US.
Unlevered after-tax free cash flows
The following is a summary of the unlevered after-tax free cash flow projections, used in the DCF analysis. Considering the attrition rate, we have projected the cash flows for a period of 15 years, until such time as the operating cash flow ceases to be positive.

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		For the years ending December 31,
In thousands of US dollars		2010	2011	2012	2013	2014	2015	2016	2017	2018	2019	2020	2021	2022	2023	2024

Revenue at the beginning of the year		2,544	2,188	1,882	1,618	1,392	1,197	1,029	885	761	655	563	484	416	358	308
Attrition	14%	(356)	(306)	(263)	(227)	(195)	(168)	(144)	(124)	(107)	(92)	(79)	(68)	(58)	(50)	(43)

Revenue at the end of the year		2,188	1,882	1,618	1,392	1,197	1,029	885	761	655	563	484	416	358	308	265

Average revenue		2,366	2,035	1,750	1,505	1,294	1,113	957	823	708	609	524	450	387	333	286
Less: management fees (Sterling, $22K x 12)		(264)	(264)	(264)	(264)	(264)	(264)	(264)	(264)	(264)	(264)	(264)	(264)	(264)	(264)	(264)

Operating cash flow		2,102	1,771	1,486	1,241	1,030	849	693	559	444	345	260	186	123	69	22

Less income taxes		(736)	(620)	(520)	(434)	(361)	(297)	(243)	(196)	(155)	(121)	(91)	(65)	(43)	(24)	(8)
tax rate		35.00%	35.00%	35.00%	35.00%	35.00%	35.00%	35.00%	35.00%	35.00%	35.00%	35.00%	35.00%	35.00%	35.00%	35.00%

After-tax cash flow from transactions	A	1,367	1,151	966	807	670	552	451	364	289	224	169	121	80	45	15

Opening merchant reserve		(1,500)
Change in merchant reserve		210	181	155	134	115	99	85	73	63	54	46	40	34	30	182
Closing balance at the end of the year		(1,290)	(1,109)	(954)	(821)	(706)	(607)	(522)	(449)	(386)	(332)	(285)	(246)	(211)	(182)	—

After-tax interest on cash balance	1.5%	21	18	15	13	11	10	8	7	6	5	5	4	3	3	1

From merchant reserve account	B	231	199	171	147	126	109	93	80	69	59	51	44	38	33	183

Total cash flow	A+B	1,597	1,350	1,137	954	796	661	544	444	358	284	220	165	118	77	198

Discount rate
PwC determined an appropriate discount rate based on the theoretical calculation of such rate. We estimated a weighted average cost of capital (“WACC”) to discount the projected unlevered after-tax free cash flows. Since the Moneris Portfolio does not have any tangible asset to offer as a guarantee, PwC selected a capital structure composed of equity only.
The cost of equity was estimated using the modified Capital Asset Pricing Model (“CAPM”). CAPM generates a cost of equity by adding to a risk-free rate of return, a premium that represents the financial and non-diversifiable business risk of the security in question. This premium is the product of security’s beta (a statistical measure which reflects the extent to which a security’s returns co-vary with those of a broader market index) multiplied by a broader market premium (equal to the amount by which the market as a whole has yielded returns in excess of the risk-free rate). In estimating a beta for Optimal, PwC based its calculation on comparable companies. The cost of equity derived from CAPM does not account for the comparatively lower risk of investing in larger capitalization companies, even after adjusting for their systematic (or beta) risk. Consequently, the estimated cost of equity includes a premium that reflects an adjustment for Optimal’s comparative size. Furthermore, we added a premium for company specific risks such as the dependence on Sterling as a manager of the Portfolio to maintain the attrition rate at a relatively low level, the risk that management fees would be higher at renewal, the current Clearing and Settlement Agreement with Moneris may not be renewed or may be renewed at less favorable terms at the expiry date in June 2010, a significant customer (USA Mobile) is considered at risk, etc.
After consideration of the above, a WACC of 20.0% was selected.

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Summary of DCF approach
The following is a summary of the value of the Moneris Portfolio resulting from the DCF approach.

		For the years ending December 31,
In thousands of US dollars		2010	2011	2012	2013	2014	2015	2016	2017	2018	2019	2020	2021	2022	2023	2024

Total cash flow		1,597	1,350	1,137	954	796	661	544	444	358	284	220	165	118	77	198

Discount factor (mid-period)	20.0%	0.9129	0.7607	0.6339	0.5283	0.4402	0.3669	0.3057	0.2548	0.2123	0.1769	0.1474	0.1229	0.1024	0.0853	0.0711

Present value of cash flows		1,458	1,027	721	504	350	242	166	113	76	50	32	20	12	7	14

Total present value of cash flows		4,793
Investment in initial reserve		(1,500)

		3,293
Tax Amortization Benefit [1]		447

Fair Value of Moneris Portfolio		3,740

Fair value of Moneris Portfolio, rounded		3,700

Note
[1]	Based on US tax legislation (i.e. 15-year straight line)
Sensitivity analysis
The DCF analysis is sensitive to several of the assumptions used. PwC performed sensitivity analyses on certain key assumptions, as outlined below:

	Attrition rate
Discount factor	11.0%	12.5%	14.0%	15.5%	17.0%

16.0%	5,100	4,700	4,400	4,100	3,800
18.0%	4,600	4,300	4,000	3,800	3,500
20.0%	4,300	4,000	3,700	3,500	3,300
22.0%	3,900	3,700	3,500	3,300	3,100
24.0%	3,700	3,400	3,200	3,100	2,900
Conclusion
Based on our analysis, the FMV of the Moneris Portfolio is estimated at between $3.5M and $4.0M.
A formal valuation and fairness opinion in draft form of the FMV of the shares of Optimal Merchant Services Inc. dated November 11, 2009 has been prepared by a third party valuator at the request of Optimal’s Board of directors. Based on this report, the value of the Moneris Portfolio was estimated at $3.9M to $4.5M as at December 31, 2009.
The essential difference between our Report and the third party valuation report arises from a different assumption used on the management fees. The third party valuation report considers

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that Sterling management fees will decrease with revenue attrition whereby we have assumed that they will remain stable.
10.2.6 Fair value of the balance of sale receivable
We understand that the rationale behind the UBC Portfolio transaction in February 2009 is as follows:
•	In May 2005, Optimal Payment Corp., a wholly owned subsidiary of Optimal, announced the acquisition of the UBC Portfolio for an amount of $44M. According to the press release dated May 9, 2005, the acquisition of the UBC Portfolio was in line with Optimal’s announced strategy to grow its traditional, card-based processing business by acquisition, and by building its sales and network to drive organic growth. Monthly revenue from the UBC portfolio amounted to $1,188,000 in May 2005.

•	The total UBC portfolio was bought from UBC, a company run by Mr. Jared Isaacman. According to Management, UBC guaranteed that it would replace a large portion of customers lost in the UBC Portfolio with new customers for a certain period of time up to May 2008. When the guarantee period ended, Optimal had little control over the UBC Portfolio which started to suffer important attrition that was no longer offset by new clients under the guarantee period. The following table presents the historical monthly total revenue generated by the UBC Portfolio since the acquisition, in May 2005:
•	It was in the best interest of Optimal to divest the UBC Portfolio given the high attrition rate of total monthly revenue over the corresponding month of the previous year estimated at approximately 40% to 50% between October 2008 and December 2009. According to Management, UBC was the only buyer who demonstrated interest

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in the UBC Portfolio given its good knowledge of the UBC Portfolio and since it had the sales force to reduce attrition. However, when the financial crisis hit, UBC was not able to secure the required amount of financing. Optimal decided to finance UBC’s acquisition with a balance of sale receivable. As at December 31, 2008, total monthly revenue from the UBC portfolio amounted to $388,000.

•	Under the purchase and sale agreement, Optimal has the right to cause UBC to settle the balance of sale any time on or after February 2, 2011. UBC has the right to settle the balance of sale any time up to December 31, 2014.

•	The balance receivable bears notional interest of 1% per month and is guaranteed by UBC and Mr. Isaacman personally.

•	Under the terms of the Sale and Purchase Agreement dated February 2, 2009, Optimal has also received a warrant, exercisable for a nominal consideration, giving Optimal the right to acquire treasury shares, representing up to 3.5% of the outstanding shares of UBC, if the purchase price is not settled prior to specified dates: 1% in March 2, 2010, 1% in August 2010 and 1.5% in August 2011. The warrant cannot be exercised before August 2011. We understand from Management that the warrant, which is seen as a nuisance value by Mr. Isaacman, was put in place at the request of Optimal to force UBC to repay the balance of sale rapidly. However, as at March 12, 2010, Management has informed us that the balance of sale receivable remains unpaid. This event grants Optimal the right to acquire 1% of the treasury shares of UBC. According to Management, this event shows that UBC does not have the capacity to reimburse the full amount of the balance of sale receivable and led Optimal to write-down the book value of the balance of sale receivable to $5M as at December 31, 2009.
In determining the fair market value of the balance of sale receivable, we have considered the following factors:
•	As at March 2, 2010, UBC has not exercised its right to settle the balance of sale. Therefore, Optimal earned the right to acquire 1% of the treasury shares of UBC which shows that UBC does not have the capacity to reimburse the full amount.

•	We understand that Optimal’s auditors are still discussing a write-down of the balance of sale receivable to a maximum amount of $5.0M as at December 31, 2009.

•	As at Valuation Date, the balance of sale receivable amounts to $10.1M, a $36,000 reduction between September 30, 2009 and the Valuation Date.

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•	Management has not seen any financial statements of UBC in which they have a potential ownership of 3.5% through the warrants. Therefore, it is difficult to determine any value that could be attributable to these warrants.

•	Total monthly revenue of the UBC Portfolio fell from $388,000 in December 2008 to $218,000 in December 2009, which continues to indicate strong attrition (44%) of the Portfolio. As a result, Optimal’s 50% share of revenue received from UBC has served primarily for the payment of interest as the balance of sale receivable has been reduced by $290,000 between February and December 2009.

•	Based on the total monthly revenue in December 2009, Optimal’s share of revenue is barely enough to cover the interest payment on the balance of sale receivable. If the attrition trend were to continue over future periods, Optimal would soon be unable to recover the full amount of monthly interest payment on the balance of sale receivable.

•	The balance of sale receivable is guaranteed by UBC and Mr. Isaacman personally. However, Optimal has never seen UBC’s financial statements, nor Mr. Isaacman’s personal balance sheet. Therefore the corporate and personal guarantees are not necessarily indicative that the balance of sale receivable is recoverable.
Conclusion
Based on the previous factors and our analysis, we have estimated that the FMV of the balance of sale receivable at $5.0M, its maximum written down carrying book value as at December 31, 2009, is reasonable.
10.3 Fair market value of the liability related to a change of control and exchange offer
10.3.1 Fair market value of the liability related to a change of control
On March 5, 2004, Optimal entered into Executive Employment and Separation Agreements (the “Agreements”) with three executive officers, Mr. Neil S. Wechsler, Mr. Gary S. Wechsler and Mr. Holden S. Ostrin (“HNG”).
Under the terms of the Agreements, Optimal agreed to pay or reimburse HNG for the premiums of a life and disability term or whole life insurance policy with a minimum coverage. In the case where Optimal terminates their employment or for any reason following a change of control, (i) Optimal will pay a lump sum amount equal to two times the sum of the highest salary and bonus paid to HNG during the term of their employment, (ii) all options held by HNG will become immediately exercisable and Optimal will compensate them for the

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determined value of their options if they are required by the terms of Optimal option plan to exercise their options before the expiry date due to termination, (iii) the term insurance, for which Optimal has been reimbursing premiums, will be converted to a level deposit premium insurance policy to age 80, for which Optimal will pay the premiums.
The Agreements also provide for the forgiveness of any indebtedness of HNG to Optimal if they leave Optimal for any reason.
Mr. Neil S. Wechsler and Mr. Holden S. Ostrin are entitled to additional benefits. Optimal will obtain medical insurance coverage for them and their family for a period of 5 years, equivalent to the coverage already enjoyed by them as senior officers of Optimal.
On July 18th, 2000, Optimal entered into agreements with Mr. Leon P. Garfinkle to pay him a lump sum of three times the sum of his then current annual salary and the most recent annual bonus paid to him if Optimal chooses to terminate his employment for reasons other than death or disability, or following the announcement of a change of control.
On November 7, 2007, Optimal entered into agreements with Mr. Peter Yanofsky and Mr. Richard Yanofsky to pay each of them a lump sum of $750,000 if Optimal chooses to terminate their employment for reasons other than death or disability, or following the announcement of a change of control.
Finally, we understand that assuming the termination or a change of control as at March 15, 2010, Optimal would also have to pay HNG the following additional amounts:
•	$624K for the reduction of salary agreement; and

•	$147K for “forced savings”.

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The total amounts due under these agreements are summarized in the following table:
Separation agreements

	Neil S.	Holden L.	Gary S.		Leon P.	Richard	Peter
In thousands of USD	Wechsler	Ostrin	Wechsler	HNG	Garfinkle	Yanofsky	Yanofsky	Others	Total

Termination or change of control[1]	3,856	3,856	2,094	9,806	2,023	750	750	3,523	13,329
Term insurance[1]	1,251	1,542	1,001	3,794	N/A	N/A	N/A	N/A	3,794
Medical insurance coverage[1]	32	32	N/A	64	N/A	N/A	N/A	N/A	64
Debt forgiveness[1]	—	48	—	48	—	N/A	N/A	N/A	48
Reduction of salary agreement[3]	N/A	N/A	N/A	624	N/A	N/A	N/A	N/A	624
Forced savings[3]	N/A	N/A	N/A	147	N/A	N/A	N/A	N/A	147
Exercise of options[2]	—	—	—	—	—	N/A	N/A	N/A	—

				14,483	2,023	750	750	3,523	18,006

Notes

[1]	Based on the 10-K for fiscal year 2009 and information provided by Management.

[2]	As at September 30, 2009, the exercise price of all options were greater than the market, therefore no amount would be payable.

[3]	Payments are calculated up to March 15, 2010 and using the exchange rate as at December 31, 2009 of US$0.95/CA$1.00.
Upon a change of control or termination of employment, these amounts are considered a liability to any purchaser of Optimal’s shares. As such, we have deducted these amounts from the FMV of Optimal shares.
10.3.2 Exchange offer
Given the current weak financial position of Optimal, HNG understand that Optimal does not have the capacity to pay the severance package in cash or settle the full amount due. Consequently, HNG have entered into an agreement with the Offeror to release any rights and payment that HNG would be entitled pursuant to the agreements discussed in 10.3.1 in exchange for:
1.	the shares of OMSI;

2.	the payment of income taxes due by HNG upon receipt of the OMSI shares;

3.	the forgiveness of all amount due by HNG to Optimal;

4.	the payment of forced savings;

5.	the payment due under the reduction of salary agreement; and

6.	other benefits with a value that is not significant.
The assets and liabilities exchanged are summarized in the table below:

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(In thousands of USD)

	Assets transferred and
	liabilities assumed in
	settlement of			Rights foregone by
	Low	High		HNG
I- The employment agreements
1) Shares of Optimal Merchant Services Inc.
Moneris Portfolio	3,500	4,000
UBC balance of sale receivable	5,000	5,000

	8,500	9,000
Net working capital	17	17

	8,517	9,017

2) Income taxes payable on the transfer of OMSI shares to HNG	3,134	3,134	Note 1

3) Debt forgiveness	48	48

The employement agreements	11,699	12,199		13,712

II — Other agreements

Reimbursement of forced savings	147	147	Note 2	147
Reimbursement of the reduction in salary	624	624	Note 3	624
Others	250	250

Other agreements	1,021	1,021		771

The employment and other agreements	12,720	13,220		14,483

Note 1

Based on the Settlement Agreement (“Agreement”) between the Offeror and HNG, the Offeror will pay HNG personal income taxes on the value of the shares determined by RSM Richter up to a maximal amount of $3,134,300.

Note 2

Based on the Agreement and assuming that payment are calculated up to March 15, 2010. (CA$250,000/120 days x 74 days /1.051 x US$0.9515/CA$1.00)

Note 3

Based on the Agreement and assuming that payment are calculated up to March 15, 2010.
As indicated in the above table, the rights foregone by HNG exceed the assets transferred and liabilities assumed by a margin of $1,763K ($14,483K — $12,720K) and $1,263K ($14,483K — $13,220K). As a result, the exchange offer is favorable to Optimal as long as the value of OMSI shares transferred is not higher by $1,263K to $1,763K.

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11 VALUATION SUMMARY
The table below summarizes the valuation of Optimal’s shares as at Valuation Date:

	$		$ per share
(In thousands of USD)	Low	High	Low	High
Value of toy business segment net assets	19,851	20,551	3.86	3.99

Payment processing business

OMSI
Moneris Portfolio	3,500	4,000	0.68	0.78
UBC — Balance of sale receivable	5,000	5,000	0.97	0.97
Cash and other net assets transferred	4,220	4,220	0.82	0.82

Value of OMSI	12,720	13,220	2.47	2.57
Severance package and other agreements — HNG	(14,483)	(14,483)	(2.81)	(2.81)

Excess of severance packages and other agreements — HNG over the value of OMSI	(1,763)	(1,263)	(0.34)	(0.25)
Savings on severance packages and other agreements — HNG	1,763	1,263	0.34	0.25

Value of OMSI, net of severance package and other agreement forgiven	—	—	—	—
Other net liabilities not related to OMSI	(5,961)	(3,892)	(1.16)	(0.76)

Payment processing business	(5,961)	(3,892)	(1.16)	(0.76)

Severance packages — other than HNG	(3,523)	(3,523)	(0.68)	(0.68)

FMV of Optimal shares	10,367	13,137	2.01	2.55

11.1 Other considerations
This valuation has been prepared assuming a going-concern basis. Optimal will require additional financing in order to meet its cash flow obligations and be able to satisfy supplier requirements and customer demand and achieve its forecasted level of sales. If the Company is unable to obtain such financing, the going-concern assumption would be jeopardized which would materially affect our conclusion.
We have not deducted any amount related to the former involvement of the Company in processing transactions for Internet pharmacies. At this point, Management has informed us that the amount of loss, if any, is not determinable.
12 VALUATION OPINION
Based upon and subject to the foregoing, including other matters as we considered relevant, PwC is of the opinion that, as of December 31, 2009, the fair market value of Optimal shares is in the range of $2.01 to $2.55 per share.

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APPENDIX A
OPTIMAL GROUP INC.
FORMAL VALUATION AS AT DECEMBER 31, 2009
SCOPE OF OUR WORK
Appendix A forms an integral part of and must be read in conjunction with PwCs report dated February 9, 2010. In particular, detailed discussions with respect to assignment background, limiting conditions, scope of review, major assumptions and Management representations, which are integral to this valuation, are contained within the Report.
In connection with its valuation, PwC has, among other things, reviewed, considered and, where considered appropriate, relied upon the following documents:
•	Draft Formal Valuation and Fairness Opinion of the FMV of the value of the shares of Optimal Merchant Services Inc. and the FMV of the consideration to be paid pursuant to the proposed transaction, dated November 11, 2009;

•	Due Diligence report on Sablon, dated August 21, 2008;

•	Due Diligence report on WowWee Limited, dated July 5, 2007;

•	Management memos concerning WowWee Group Limited for the year ended December 31, 2008 and for the quarter ended September 30, 2009;

•	Management memos concerning Sablon Distribution for the nine-month period ended September 30, 2009;

•	Settlement Agreement between 7293411 Canada Inc. and HNG;

•	Various public filings related to Optimal Group;

•	Various documents and internal data supplied by Optimal’s Management;

•	Financial information from various financial databases such as CapitalIQ, Bloomberg, Mergermarket, etc.;

•	Various documents and other relevant information from public sources related to Optimal’s industry; and

•	Public information with respect to transactions of comparable nature considered relevant.

APPENDIX B
OPTIMAL GROUP INC.
FORMAL VALUATION AS AT DECEMBER 31, 2009
ECONOMIC OVERVIEW
Appendix B forms an integral part of and must be read in conjunction with PwC’s report dated February 9, 2010. In particular, detailed discussions with respect to assignment background, limiting conditions, scope of review, major assumptions and Management representations, which are integral to this valuation, are contained within the Report.
US economic conditions1
Gross Domestic Product: The US economy accelerated for the second consecutive quarter, up 5.7% on an annualized basis in Q4 2009, after a gain of 2.2% in the last quarter. US GDP growth is up 0.1% on a year-over-year basis, a significant improvement over the -2.6% year-over-year contraction in the last quarter. Much of the growth was driven by inventory rebuilding and strength in the trade balance. Net exports rose 18.1% on a quarterly basis, well above the 10.5% growth in net imports. Business equipment spending increased significantly in the fourth quarter by 13.3%, due to the US President’s proposal to provide investment tax credits. Residential investment also rose by 5.7% in the last quarter of 2009 as favourable mortgage rates and increased affordability boosted demand for construction and renovations. Consumer spending moderated to 2.0% as the effects from the cash-for-clunkers program were largely reflected in sales in Q3. Economists generally believe the US economy has started to recover from the deep economic recession and expect the economy to continue to expand in the first quarter of 2010. Real GDP growth is forecast to increase by 2.7% in 2010, up from the decline of 2.4% in 2009.

[1]	Bloomberg, Economic Forecasts; BMO Capital Markets, Econofacts, January 2010; CIBC, Monthly FX Outlook, November 30, 2009; Conference Board Consumer Confidence Index Press Release, January 26, 2010; Federal Reserve Open Market Committee, Press Release, December 16, 2009; PricewaterhouseCoopers LLP, Trendsetter Barometer Business Outlook Report, November 2009 TD Economics, Commentary, January 2010; Bloomberg, figures are as of end of period; BMO, Capital Markets Economics, quarterly figures are annualized; Bloomberg, quarterly figures are year-over-year as of the end of quarter; Bloomberg, figures are as of end of period.

APPENDIX B
OPTIMAL GROUP INC.
FORMAL VALUATION AS AT DECEMBER 31, 2009
ECONOMIC OVERVIEW
Inflation: US consumer prices increased moderately by 0.1% in December and the year-over-year inflation rate rose to 2.7% largely due to the fall in energy prices that occurred in late 2008. Consumer prices remained subdued in the period, leading to the minor increase in inflation in December. Advances were led mainly by food (+0.2%), energy (+0.2%), clothing (+0.4%), transportation (+0.4%), medical care (+0.1) and education (+0.4). The rise in prices in the period were partially offset by declines in new vehicle prices (-0.3%) and recreation (-0.4%). Owner’s equivalent rent remained flat in December, due to high apartment vacancy rates. Core inflation advanced slightly bringing the year-over-year rate to 1.8%. Core inflation is expected to remain below the Federal Reserve’s (“the Fed”) long-run forecast of 1.7% to 2.0%. In addition, economists forecast that annual headline inflation will remain positive for the next few quarters. Inflation is expected to rise to 2.1% in 2010, up from -0.4% in 2009.
Bank Rate: The Fed kept the federal funds rate unchanged at between 0% and 0.25% at its meeting on December 16, 2009. In its press release, the Fed noted that it will “maintain the target range for the federal funds rate at 0 to 1/4 percent and continues to anticipate that economic conditions, including low rates of resource utilization, subdued inflation trends, and stable inflation expectations, are likely to warrant exceptionally low levels of the federal funds rate for an extended period.” While the Fed observed that economic conditions have continued to improve, it expects economic activity “to remain weak for a time,” but anticipates that its policy actions, combined with fiscal and monetary stimulus, as well as market forces, will contribute to resumed, sustainable growth. Economists generally expect the Fed will hold the federal funds rate steady for at least a few months.
Employment: Employment in the US declined by a further by 85,000 in December, bringing the unemployment rate to 10.0%. The average duration of joblessness increased to 29.1 weeks and average hourly earnings growth fell to a five-year-low of 2.2% year-over-year. Despite the moderate losses experienced in the period, job cuts have slowed significantly from 691,000 in Q1 and 199,000 in Q3 to just 69,000 in Q4. Employment in both the goods and service sectors were down, by 81,000 and 4,000, respectively. By industry, employment in construction, manufacturing and the retail trade, was down by 53,000, 27,000 and 10,000 respectively. Looking ahead, although the labour market is expected to continue to improve, the unemployment rate is expected to increase from 9.3% in 2009 to 10.0% in 2010.
Consumer Confidence: The Conference Board Consumer Confidence Index improved slightly in January, increasing to 55.9 from 53.6 in December. The Present Situation Index

APPENDIX B
OPTIMAL GROUP INC.
FORMAL VALUATION AS AT DECEMBER 31, 2009
ECONOMIC OVERVIEW
edged up to 25.0 from 20.2, while the Expectations Index rose to 76.5 from 75.9. The rise can be attributed to a decrease in consumers expecting business and labour market to deteriorate rather than expectations of improvement. Consumers who consider business conditions “bad” increased to 46.1% from 45.7%, while those who consider conditions “good” also rose to 9.0% from 7.5%. Consumers claiming jobs are “hard to get” declined to 47.4% from 48.1%, whereas those considering jobs are “plentiful” increased to 4.3% from 3.1%. Respondents expecting business conditions to improve over the next six months decreased to 20.9% from 21.2%, and those expecting conditions to deteriorate increased to 12.7% from 11.8%.
Business Confidence: According to PwC’s Trendsetter Barometer, a quarterly survey of CEOs of privately held, fast-growth companies in the US, businesses appear to be showing some optimism about the US economy in the third quarter of 2009. Optimism regarding the next 12 months rose 9 points to 43% from 34% in the previous period. Similarly, pessimism declined 10 points from 27% to 17%, with 40% of those surveyed remaining uncertain regarding next year. Approximately 77% of the surveyed CEOs cited lack of demand as a major potential obstacle, down 4% from the previous quarter. The percentage of those planning to hire rose from 35% in the second quarter to 48% in the third quarter, producing an expected increase in the workforce of 2.5%, up from 1.4% in the previous quarter.
Exchange Rates: The broad trade-weighted US dollar started its downward trend in February 2002 and bottomed in July 2008. In response to the credit crisis, the flight to the US dollar as a safe-haven currency led a rebound of the greenback, peaking in March 2009 as the stock markets bottomed. Since then, the US dollar has resumed its depreciation. While some economists forecast a temporary rebound in the first quarter of 2010, the US currency is expected to remain weak over the longer term, due in part to the recovery of demand which is expected to increase the current account deficit. The US dollar is expected to average US$1.39:€1.00 in 2009 and decline to US$1.45:€1.0 in 2010.
Housing Starts: Housing starts in the US declined by 4.0% to 557,000 annualized units in December, due largely to the fall in single-detached construction. Housing starts declined 21% on an annualized basis in the fourth quarter of 2009. However, building permit approvals rose 18% year-over-year in the fourth quarter, suggesting construction will improve in January. The recent expansion and extension of the homebuyers’ tax credit program together with the favourable conditions such as low mortgage rates and prices are expected to support housing

APPENDIX B
OPTIMAL GROUP INC.
FORMAL VALUATION AS AT DECEMBER 31, 2009
ECONOMIC OVERVIEW
activity. Housing starts are expected to continue to recover to 740,000 units in 2010, up from 550,000 units in 2009.
European economic conditions1
Gross Domestic Product: The European Union’s economy experienced the first positive GDP growth after five previous quarters of consecutive declines. GDP increased 0.4% in the third quarter of 2009, after declining by 0.2% in the previous period. Despite the GDP growth in Q3, year-over-year GDP contracted by 4.1%, suggesting a long road to recovery. The advance in quarterly GDP growth is mostly attributable to inventories and net exports. Exports increased by 3.1% in the quarter, while imports rose by 3.0%. Inventories, boosted by a slowdown in the pace of destocking, contributed a 0.5% increase to GDP growth in the third quarter of 2009. Declines in domestic demand partially offset the gains in GDP due to falls in investment and private consumption. On a year-over-year basis, private consumption declined 0.2% in the third quarter after experiencing moderate gains in Q2. Investments fell by 0.4% year-over-year in the third quarter. Consumer spending remained muted in the third quarter, with retail sales posting a quarterly decline of 0.5%. Economists project real GDP growth will contract by 3.9% in 2009 before improving moderately to 1.2% in 2010.
Inflation: After dipping to all-time lows in July 2009, inflation has been steadily increasing. Consumer prices increased to 1.0% in January 2010, up 0.1% from the previous month. The moderate rise in inflation rate was primarily driven by increases in energy and food prices. Core inflation, which excludes energy, food, alcohol and tobacco, also increased slightly to 1.1% in December from 1.0% in November. With ongoing deterioration of the labour market

[1]	Bloomberg Forecasts; BNP Paribas – Economic Research Department, EcoFlash: ECB left key policy rate unchanged, December 3, 2009; BNP Paribas – Economic Research Department, EcoFlash: Eurozone Inflation up to 1% in January, January 29, 2010; BNP Paribas – Economic Research Department, EcoFlash: GDP up again in Q3, December 3, 2009; European Central Bank, ECB Monthly Bulletin, January 2010; IMF, World Economic Outlook, October 2009; Scotiabank, Europe Weekly Outlook, January 29, 2010; Scotiabank, International Views, Fourth Quarter 2009

APPENDIX B
OPTIMAL GROUP INC.
FORMAL VALUATION AS AT DECEMBER 31, 2009
ECONOMIC OVERVIEW
conditions, it is anticipated that inflation will remain below the official target range of 2% for the remainder of 2010.
Bank Rate: In a coordinated initiative by the central banks, the Governing Council of the European Central Bank (“ECB”) left interest rates unchanged at 1.0% at its meeting on December 3, 2009. The ECB is expected to maintain its benchmark interest rate at the current level of 1.0%, until the first adjustments are anticipated for the third quarter of 2010. The major central banks of Western Europe will begin to shift their monetary policies in 2010. The ECB is forecasted to be the first major bank to raise interest rates and withdraw other forms of monetary stimulus.
Employment: Although initial employment losses were subdued in the beginning of the recession, the European labour markets continued to weaken throughout the period. In December 2009, the unemployment rate reached 10.0% however, the rate of job losses is beginning to stabilize as business sentiment across Europe is becoming less negative. Activity in the manufacturing, services and retail sectors improved and offset further deterioration in the construction industry. Economists expect further cuts to employment levels in Europe at least until mid-2010. Workers in displaced jobs will have difficulty re-entering the labour force, especially in Europe and some emerging economies. Economists project the unemployment rate will reach 9.4% in 2009 and 10.5% in 2010.
Exchange Rates: The euro currency weakened considerably in December. The depreciation in the US/euro exchange rate has been broadly based, and attributable to the broad-based appreciation of the U.S dollar against some major global currencies. However, the euro is expected to appreciate against the US dollar in 2010, facilitating appreciations of the British pound and other European currencies. The US/Euro exchange rate is expected to break the US$1.45:€1.0 threshold as the political environment in the US intensifies, driving down the US dollar. Economists project the euro will moderate to US$1.43:€1 in 2009 and US$1.42:€1.0 in 2010, down from US$1.46:€1.0 in the last half of 2008.

APPENDIX C
OPTIMAL GROUP INC.
FORMAL VALUATION AS AT DECEMBER 31, 2009
OVERVIEW OF VALUATION METHODOLOGIES
Appendix C forms an integral part of and must be read in conjunction with PwC’s report dated February 9, 2010. In particular, detailed discussions with respect to assignment background, limiting conditions, scope of review, major assumptions and Management representations, which are integral to this valuation, are contained within the Report.
Overview
There are three basic, generally-accepted approaches for valuing a business, business ownership interest or security:
The Asset-Based Approach;
The Income/Cash Flow Approach; and
The Market Approach.
In certain cases, a combination of two or three of the foregoing approaches may be appropriate.
Asset-Based Approach
The Asset-Based Approach is adopted where one of the following is the case:
•	Liquidation is contemplated because the business is not viable as an ongoing operation;

•	The nature of the business is such that asset values constitute the prime determinant of corporate worth (e.g., vacant land, a portfolio of real estate, marketable securities or investment holding company, etc.); or

•	There are no indicated earnings/cash flows to be capitalized.
If consideration of all relevant facts establishes that the Asset-Based Approach is applicable, the method to be employed will be either a going-concern scenario (“Adjusted Net Asset Method”) or a liquidation scenario (on either a forced or an orderly basis), depending on the facts.
In applying the Adjusted Net Asset Method, each asset and liability appearing on the balance sheet is written up or down, as the case may be, to its respective current or fair market value as of the valuation date, on a going-concern (as opposed to a liquidation) basis. Corporate income

APPENDIX C
OPTIMAL GROUP INC.
FORMAL VALUATION AS AT DECEMBER 31, 2009
OVERVIEW OF VALUATION METHODOLOGIES
taxes relating to the above adjustments are notionally deducted (or added), depending on the circumstances, to arrive at adjusted shareholders’ equity on a net basis.
Income/Cash Flow Approach
The Income/Cash Flow Approach is a general way of determining a value indication of a business (or its underlying assets), using one or more methods wherein a value is determined by capitalizing or discounting anticipated future benefits. This approach contemplates the continuation of the business operations, if the business is a “going concern”.
The Income/Cash Flow Approach is adopted where the business being valued is earning a fair return on its capital employed and the notional purchaser wishes to acquire the future indicated earnings/cash flow stream generated by the enterprise. That is, the earnings value of a going concern is based upon the yield to an investor, at the desired rate of return on the investment, having regard to a number of “internal” and “external” factors relating to the future prospects of the business, the rates of return on alternative investments, the degree of risk involved, the liquidity of the investment, etc.
Anticipated benefits are converted to value using procedures that consider the expected growth and timing, the risk profile of the benefits stream and the time value of money. The conversion of the benefits stream to value normally requires the determination of a capitalization rate or discount rate (rate of return). In determining the appropriate rate, consideration is given to such factors as interest rates, rates of return anticipated by investors on alternative investments, the risk characteristics of the anticipated benefits of the subject entity, etc. Typically, the rate of return or discount rate used is consistent with the anticipated benefits.
The earning power of a viable going concern is usually greater than the aggregate values of its individual tangible assets because of the value-in-use of both the intangibles and the tangible assets viewed together.
The more common methodologies, or techniques, applied under the Income/Cash Flow Approach are:
•	Capitalizing operating earnings or cash flow, applying either the Capitalized Earnings Method or the Capitalized Cash Flow Method respectively (or variations thereof such as capitalized Earnings Before Tax (“EBT”), capitalized Earnings Before Interest and Taxes (“EBIT”), capitalized Earnings Before

APPENDIX C
OPTIMAL GROUP INC.
FORMAL VALUATION AS AT DECEMBER 31, 2009
OVERVIEW OF VALUATION METHODOLOGIES
Interest (“EBI”) or capitalized Earnings Before Interest, Taxes, Depreciation and Amortization (“EBITDA”), Earnings After Tax (“EAT”)); and

•	Discounting the future stream of benefits, applying the Discounted Cash Flow (“DCF”) Method.
Capitalized Earnings Method
To determine the value of a business applying the Capitalized Earnings Method, the reported earnings, usually for a representative period of preceding years (which should generally serve as a guide to future trends), are adjusted in respect of:
•	Extraordinary, non-recurring and unusual items that would otherwise distort the estimate of future profits;

•	Non-arm’s-length transactions that may be of an uneconomic or discretionary nature);

•	Consistency with the operating conditions that are expected to prevail; and

•	Additions to, or reductions in, capital employed.
Where there is a definite trend in the sales patterns and adjusted earnings, the normalized earnings may be weighted (in order to place more emphasis on the most recent or indicative years) to arrive at a likely trend of annual, future earnings. These adjusted results are then multiplied (capitalized) by a price/earnings multiple (capitalization factor) in order to arrive at the capitalized earnings value, or going-concern value of the operations. To this amount, the net realizable value of any redundant assets or liabilities is added (or deducted) to arrive at the en bloc value of all of its issued and outstanding shares (and other forms of equity capital, as appropriate).
Capitalized Cash Flow Method
To determine the value of a business applying the Capitalized Cash Flow Method, operating cash flow, derived from the elimination of non-cash items such as depreciation, amortization and deferred taxes, is substituted for earnings from operations and then further refined into “discretionary”, “net”, or “free” cash flow, which is then capitalized. This approach also assumes a level of recurring (annual) capital reinvestment, or ongoing capital maintenance, to sustain operations at existing volume levels (referred to as sustaining capital reinvestment). Since a notional purchaser in the marketplace would be concerned with the cash in-flows and

APPENDIX C
OPTIMAL GROUP INC.
FORMAL VALUATION AS AT DECEMBER 31, 2009
OVERVIEW OF VALUATION METHODOLOGIES
out-flows of the business, the Cash Flow Method can often be more reliable than the Capitalization of Earnings Method in valuing a going concern under the Income/Cash Flow Approach, particularly when there are substantial non-cash expenses such as depreciation, amortization and deferred income taxes.
Bases, such as EBIT or EBITDA, may be used in the Capitalized Earnings/Cash Flow Method. These variations on earnings or cash flow can eliminate some of the subjectivity that necessarily occurs when assessing the financial structure of a business concern as a component of going concern value.
Discounted Cash Flow Method
The DCF Method is generally appropriate in situations where the entity’s cash flows can be reasonably estimated and are expected to differ significantly from the current situation (due to, for example, expansion of capacity, significant change of management and/or financial structure, cessation or sale of a portion of a business, or where the subject of the valuation has a finite life).
Under the DCF Method, projected future earnings or cash flows are discounted by the desired rate of return, which considers a number of internal and external factors relating to the business being valued, as well as the time-value of money. In effect, the rate of return has regard to the various risks attached to, and the opportunity costs of, acquiring the business.
In addition, if appropriate, the residual, or “terminal”, value of the business/assets at the end of the projection period is included in the calculation, as there is an assumption that the assets purchased will ultimately be disposed of (converted to cash). To the extent that the sales proceeds of such assets form all or part of the return of the initial purchase price, such proceeds are considered in the same manner as other income/cash in-flows received during the period and would be discounted back to the valuation date accordingly.
Market Approach
The Market Approach to valuation is a general way of determining a value indication of a business or an equity interest therein using one or more methods that compare the subject entity to similar businesses, business ownership interests and securities (investments) that have been sold. Examples of methods applied under this approach include, as appropriate:
•	The Guideline Public Company Method,

APPENDIX C
OPTIMAL GROUP INC.
FORMAL VALUATION AS AT DECEMBER 31, 2009
OVERVIEW OF VALUATION METHODOLOGIES
•	The Merger and Acquisition Method; and

•	Analyses of prior transactions of ownership interests in the subject entity.
The Guideline Public Company Method
The Guideline Public Company Method is a method whereby market multiples are derived from market prices of actively traded stocks of companies that are engaged in the same or similar lines of business. Under this method, guideline company data is gathered in order to develop value measures that can be applied to the subject company’s financial data, in order to reach an indication of value for the issued shares of the subject entity. To the extent that the risk associated with an investment in the subject entity is different from that of the guideline companies, subjective adjustments are made to the market-based ratios to reflect such differences.
Merger and Acquisition Method
Under the Merger and Acquisition Method, valuation ratios are derived from open-market transactions of significant interests in entities engaged in the same or similar lines of business as the subject entity.
The factors considered in judging a reasonable basis for comparing the subject to similar businesses, business ownership interests, or securities that have been sold in the open market include:
•	Sufficient similarity of qualitative and quantitative investment characteristics;

•	Extent and verifiability of data known about the similar investment;

•	Whether or not the price of the similar investment was obtained in an arm’s-length transaction, as a result of a forced or distressed sale, or other fact or situation that may not provide evidence of fair market value; and

•	The relevance of market conditions existing at the transaction date and those at or proximate to the valuation date for purposes of the subject valuation.

APPENDIX C
OPTIMAL GROUP INC.
FORMAL VALUATION AS AT DECEMBER 31, 2009
OVERVIEW OF VALUATION METHODOLOGIES
Prior Transactions of Shares of the Subject Entity
When relevant, this method includes the analysis of any prior transactions in the ownership of the subject entity within a meaningful timeframe. In this regard, a review is performed to determine, among other things, whether:
•	The transaction was at arm’s length;

•	It was the result of a forced or distressed sale (or purchase), it represented a minority or control position;

•	It represented a minority or control position;

•	It was pursuant to the terms of a buy/sell agreement or put option; and

•	The market conditions at the time of the transaction were consistent with those at the effective valuation date.

APPENDIX D
OPTIMAL GROUP INC.
FORMAL VALUATION AS AT DECEMBER 31, 2009
WORKING CAPITAL ANALYSIS
The historical working capital as a percentage of revenue of somewhat comparable public companies in the toy industry is presented below:
Historical Working Capital as a % of LTM Revenue

	2005	2006				2007				2008				2009
	Dec.	Mar.	Jun.	Sep.	Dec.	Mar.	Jun.	Sep.	Dec.	Mar.	Jun.	Sep.	Dec.	Mar.	Jun.	Sep.

Mattel Inc.	23%	23%	25%	30%	29%	28%	28%	21%	18%	25%	24%	24%	22%	21%	21%	27%
Hasbro Inc.	36%	36%	16%	15%	32%	32%	25%	28%	28%	23%	22%	19%	21%	21%	25%	28%
JAKKS Pacific Inc.	49%	37%	39%	43%	44%	38%	38%	46%	47%	42%	37%	43%	39%	36%	31%	43%
RC2 Corp.	26%	22%	23%	28%	29%	25%	25%	15%	12%	9%	6%	30%	30%	25%	26%	43%
MEGA Brands Inc.	46%	35%	30%	35%	34%	29%	36%	38%	22%	28%	33%	53%	36%	33%	32%	42%

Average	36%	31%	27%	30%	34%	30%	30%	30%	25%	25%	24%	34%	30%	27%	27%	37%
Median	36%	35%	25%	30%	32%	29%	28%	28%	22%	25%	24%	30%	30%	25%	26%	42%

Source: CapitalIQ	Working capital = cash + accounts receivable + other receivables + inventories + prepaid expenses - bank indebtedness - accounts payable - accrued expenses

APPENDIX E
OPTIMAL GROUP INC.
FORMAL VALUATION AS AT DECEMBER 31, 2009
OVERVIEW OF THE VALUATION METHODOLOGIES
The trading multiples of somewhat comparable public companies in the toy industry are presented below:
(in millions of US dollars, except per share data)

			Stock
			Price			Total		Total
		Fiscal	as at			Debt /	Total	Debt			LTM		LTM Net			TEV	TEV
	Last	year-	Jan. 19,	Market		Total	Debt /	LTM	LTM	LTM	EBITDA	LTM EBIT	Income			LTM	LTM	NTM	NTM+1
Name	Quarter	end	2010	Capitalization	TEV	Capital	TEV	EBITDA	Revenue	EBITDA	Margin	Margin	Margin	P/B	P/E	Revenue	EBITDA	EBITDA	EBITDA

Mattel Inc.	31/12/2009	31/12/2009	20.78	7,512	7,147	9%	11%	0.8	5,431	900	17%	13%	10%	3.1	20.0	1.3	7.9	7.1	6.6
Hasbro Inc.	27/09/2009	28/12/2008	32.33	4,475	5,345	21%	22%	1.7	3,924	670	17%	13%	8%	3.0	16.1	1.4	8.0	7.6	7.7
JAKKS Pacific Inc.	30/09/2009	31/12/2008	11.49	321	265	23%	37%	5.1	874	19	2%	-2%	NM	0.9	NM	0.3	13.8	4.9	3.1
RC2 Corp.	30/09/2009	31/12/2008	15.18	325	293	16%	20%	1.1	422	56	13%	10%	NM	1.4	NM	0.7	5.2	4.8	4.5
MEGA Brands Inc.	30/09/2009	31/12/2008	0.69	25	413	94%	97%	NM	333	NM	NM	NM	NM	NM	NM	1.2	NM	NM	NM

Average (excluding not meaningful values)						33%	37%	2.2			12%	9%	9%	2.1	18.0	1.0	8.7	6.1	5.5
Median						21%	22%	1.4			15%	11%	9%	2.2	18.0	1.2	8.0	6.0	5.5

Optimal Group Inc.	30/09/2009	31/12/2008	1.75	9	5	65%	352%	NM	96	NM	NM	NM	NM	0.2	NM	0.1	NM	N.A.	N.A.
Notes
Total Enterprise Value = TEV = Market Capitalization + Short-term debt + Long-term debt + Preferred Equity + Minority Interest — Cash and Equivalents
Total Capital = Market Capitalization + Total Debt
LTM = Last Twelve Months
NTM = Next Twelve Months since Fiscal Year-End
NTM+1 = Next Twelve Months +1 since Fiscal Year-End
EBITDA = Earnings Before Interest, Taxes, Depreciation and Amortization
EBIT = Earnings Before Interest and Taxes
P/B = Price to Book Value
P/E = Price to Diluted Earnings per Share excluding Extra Items
NM = Not meaningful
N.A. = Not available
Sources: Capital IQ